Filed Pursuant to Rule 424(b)(3)

Registration No. 333-122810

DATED APRIL 26, 2005

PROSPECTUS

$203,000,000

Principal Amount at Maturity

KI Holdings Inc.

Exchange Offer for All Outstanding

9 7/8% Senior Discount Notes Due 2014

The Exchange Notes

•	The terms of the notes that we are issuing (the “Exchange Notes”) will be substantially identical to the outstanding notes that we issued on November 18, 2004 (the “Old Notes” and, collectively with the Exchange Notes, the “Notes”), except for the elimination of some transfer restrictions, registration rights and additional interest payments relating to the Old Notes.

•	Unlike the Old Notes, the Exchange Notes will have been registered under the Securities Act and will not bear legends restricting their transfer.

•	The Exchange Notes will have an initial accreted value of $618.08 per $1,000 stated principal amount at maturity. Prior to November 15, 2009, interest will accrue on the Exchange Notes in the form of an increase in the accreted value of the Exchange Notes. The accreted value of each Exchange Note will increase from the date of issuance until November 15, 2009, at a rate of 9 7/8% per annum such that the accreted value will equal the stated principal amount at maturity on November 15, 2009. No cash interest will accrue on the Exchange Notes prior to November 15, 2009. Thereafter, cash interest on the Exchange Notes will accrue at a rate of 9 7/8% per annum and be payable semiannually in arrears on May 15 and November 15, commencing on May 15, 2010. The Exchange Notes will mature on November 15, 2014.

•	As of December 31, 2004, the subsidiaries of KI Holdings had approximately $613.7 million of liabilities recorded on their balance sheets that are structurally senior to the Exchange Notes (consisting of approximately $385.8 million of indebtedness, approximately $77.0 million of trade payables and approximately $150.9 million of other liabilities).

Material Terms of the Exchange Offer

•	The exchange offer expires at 5:00 p.m., New York City time, on May 26, 2005, unless extended.

•	The exchange offer is not conditioned on any minimum principal amount of outstanding Old Notes being tendered.

•	Our completion of the exchange offer is subject to customary conditions, which we may waive.

•	Upon our completion of the exchange offer, all outstanding Old Notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of Exchange Notes that are registered under the Securities Act.

•	Tenders of outstanding Old Notes may be withdrawn at any time before the expiration of the exchange offer.

•	The exchange of Exchange Notes for outstanding Old Notes will not be a taxable exchange for U.S. Federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

For a discussion of factors that you should consider before participating in this exchange offer, see “ Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to exchange these securities.

In addition, this prospectus incorporates important business and financial information about us that is not included in or delivered with the document; this information is available without charge to security holders upon written or oral request. Requests for such additional information should be addressed to Steven R. Lacy, Senior Vice President, Administration, General Counsel and Secretary, KI Holdings Inc., 436 Seventh Avenue, Pittsburgh, Pennsylvania 15219, or you may call (412) 227-2001. To obtain timely delivery, security holders must request such additional information no later than May 18, 2005.

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PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information appearing elsewhere in this prospectus and the financial statements and other information included in this prospectus. In this prospectus, unless otherwise indicated or the context requires otherwise, when we use the terms “Koppers,” the “Company,” “we,” “our” or “us,” we mean Koppers Inc., formerly known as Koppers Industries, Inc., and its subsidiaries on a consolidated basis for periods up until November 18, 2004 and KI Holdings Inc. (“KI Holdings”) and its subsidiaries on a consolidated basis for periods from and including November 18, 2004, when KI Holdings became the parent of Koppers. The use of these terms is not intended to imply that KI Holdings and Koppers are not separate and distinct legal entities. KI Holdings is the sole obligor on the Notes, and its subsidiaries do not have any obligation with respect to the Notes.

KI Holdings

KI Holdings is a recently formed Pennsylvania corporation principally owned by Saratoga Partners III, L.P. and certain members of our management and Board of Directors in the same proportion as their prior ownership of Koppers. The capital stock of Koppers was converted into shares of common and preferred stock of KI Holdings prior to consummation of the offering of the Old Notes. KI Holdings does not have, apart from the Old Notes, any independent operations. KI Holdings is the sole obligor on the Old Notes and will be the sole obligor on the Exchange Notes. Koppers and its subsidiaries do not have any obligation with respect to the Old Notes and will not have any obligation with respect to the Exchange Notes.

Our Company

We are a leading integrated producer of carbon compounds and treated wood products. Our chemical products, which primarily consist of carbon pitch, creosote and phthalic anhydride, are used in a wide variety of end markets and applications in the aluminum, railroad, specialty chemical, utility, rubber and steel industries. In 2004, we generated approximately 61% of our net sales from carbon pitch, carbon black, creosote, railroad crossties and utility poles, in which we believe we held the number one or two market share position by volume. The “Koppers” brand name has been associated with the carbon compounds and wood treating businesses for many years and is well recognized as a leader in these industries. Our reputation has enabled us to establish strong relationships with numerous companies preeminent in their respective markets, including Alcoa Inc., CSX Transportation, Inc., Burlington Northern Santa Fe Railway, Union Pacific Railroad Company and Hydro Aluminum.

We operate two principal businesses, Carbon Materials & Chemicals and Railroad & Utility Products. Through our Carbon Materials & Chemicals business, we process coal tar into a variety of products, including carbon pitch, creosote and phthalic anhydride, which are intermediate materials necessary in the production of aluminum, the pressure treatment of wood and the production of plasticizers and specialty chemicals, respectively. Through our Railroad & Utility Products business, we are the largest North American supplier of treated wood products, such as railroad crossties and utility poles, to railroads and the electric and telephone utility industries.

We operate 37 facilities located in the United States, Australasia, China, Europe and South Africa. We also maintain an indirect ownership interest in an additional facility in the United States through our domestic joint venture, KSA Limited Partnership.

Industry Overview

We believe that our two principal businesses are substantially affected by demand for aluminum and railroad track maintenance. Worldwide aluminum production increased 6.4% to 29.8 million metric tons in 2004 from 28.0 million metric tons in 2003, and is estimated to grow to 31.6 million metric tons in 2005, for a compound annual growth rate of 6.3% since 2003. Carbon pitch requirements for the aluminum industry are estimated to be approximately 3.1 million metric tons in 2005, up from 2.5 million metric tons in 2004.

The North American railroad crosstie market is a mature market. Historically, investment trends in track maintenance by domestic railroads have been linked to general economic conditions in the railroad industry. During the past several years, domestic railroads have underinvested in track maintenance due to the recession and a focus on capital equipment programs, such as investments in locomotives. Recently, the seven largest railroads in North America (the “Class 1 railroads”) have increased their spending on railroad track maintenance, which has caused an increase in demand for railroad crossties. However, one of our Class 1 customers has indicated that it expects to reduce its volume requirements from us during 2005.

Key Competitive Strengths

We believe that we are distinguished by the following key competitive strengths:

•	Leading Market Positions Across Business Segments. We are a leading integrated distiller of coal tar and supplier of treated wood products with operations strategically located around the world.

•	Strong Customer Relationships Under Contract Arrangements. The “Koppers” name has been associated with quality and reliability for over 70 years. We sell our products to approximately 2,300 customers across 69 countries.

•	Vertical Integration. Our ability to utilize products produced in our Carbon Materials & Chemicals business in our manufacturing processes provides us with significant cost savings.

•	Diversified Supply Base. Our leading position in coal tar distillation capacity enhances our ability to source high-quality coal tar from multiple suppliers.

•	Global and Diverse Product Markets. We sell our carbon materials and treated wood products to diverse markets across all major regions of the world.

•	Experienced and Incentivized Management Team. Our senior management team has an average of approximately 25 years of industry experience.

Our Business Strategy

The key elements of our strategy are to:

•	Increase Market Penetration. We believe we have opportunities to increase sales of our products to our existing customers.

•	Expand Our Product Portfolio and Customer Base. We expect to expand many of our product lines through the development of related products to meet new end-use applications.

•	Continue to Enhance Productivity and Implement Cost Reduction Initiatives. We continue to focus on productivity and cost reduction initiatives to improve our profitability.

Recent Developments

On April 14, 2005 our subsidiary located in the United Kingdom entered into an agreement to purchase the specialty chemical business and certain related assets of a manufacturing company located in the United Kingdom. The purchased assets consist primarily of certain assets related to production (excluding land) and customer contracts. The purchase, which was financed by a loan from a lending institution in the United Kingdom, was completed during the second quarter of 2005.

Principal Stockholder

Saratoga Partners III, L.P. has informed us that it is a New York based investment firm making private equity investments in partnership with management in the business services and manufacturing industries. Saratoga Partners III, L.P. was founded in 1984 as the corporate buyout group of Dillon, Read & Co. Inc. Now independent, Saratoga Partners III, L.P. is an experienced firm, having led buyout investments in 33 companies.

Corporate Information

We are a Pennsylvania corporation incorporated in November 2004. Our principal offices are located at 436 Seventh Avenue, Pittsburgh, Pennsylvania 15219-1800. Our telephone number is (412) 227-2001.

The Exchange Offer

The following is a brief summary of certain terms of this exchange offer. For a more complete description of the terms of the exchange offer, see “The Exchange Offer” in this prospectus.

The Exchange Offer

The exchange offer relates to the exchange of up to $203.0 million in stated aggregate principal amount at maturity (including accreted amounts) of our 9 7/8% Senior Discount Notes due 2014 that have been registered under the Securities Act for an equal stated aggregate principal amount at maturity (including accreted amounts) of our outstanding unregistered 9 7/8% Senior Discount Notes due 2014. On November 18, 2004, we issued and sold $203.0 million in stated aggregate principal amount at maturity (including accreted amounts) of these Old Notes in a private placement. The form and terms of the Exchange Notes are substantially the same as the form and terms of the Old Notes, except that the Exchange Notes have been registered under the Securities Act and will not bear legends restricting their transfer. We issued the Old Notes under an indenture which grants you a number of rights. The Exchange Notes also will be issued under that indenture and you will have the same rights under the indenture as the holders of the Old Notes. See “Description of Exchange Notes.” We are offering to exchange $1,000 principal amount of our Exchange Notes for each $1,000 principal amount of Old Notes.

Accrued Interest on the Exchange Notes

Interest on the Exchange Notes will accrue from the last interest payment date on which interest accreted on the Old Notes or, if no interest was accreted on the Old Notes, from the date of issuance of the Old Notes, which was November 18, 2004. Holders whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Old Notes.

No Minimum Condition	We are not conditioning the exchange offer on the tender of any minimum principal amount of Old Notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on May 26, 2005 unless we decide to extend the exchange offer.

Withdrawal Rights	You may withdraw your tender at any time before the exchange offer expires.

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions, which we may waive. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if any of the conditions occurs. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you are a holder of Old Notes who wishes to accept the exchange offer, you must:

•	complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your Old Notes, to the exchange agent at the address provided in the section “The Exchange Offer—Exchange Agent”; or

•	arrange for The Depository Trust Company to transmit certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

Resale Without Further Registration

We believe that you may resell or otherwise transfer the Exchange Notes that you receive in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act so long as you are not a broker-dealer and you meet the following conditions:

•	you are not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act;

•	you are acquiring the Exchange Notes issued in the exchange offer in the ordinary course of your business; and

•	you have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

By signing the letter of transmittal and tendering your Old Notes or making arrangements with The Depository Trust Company as described above, you will be making representations to this effect. You may incur liability under the Securities Act if:

•	any of the representations listed above are not true; and

•	you transfer any Exchange Note issued to you in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act, unless the transfer otherwise is exempt from the registration requirements under the Securities Act.

We do not assume, or indemnify you against, liability under these circumstances, which means that we will not protect you from any loss you incur as a result of this liability.

Restrictions on Resale by Broker-Dealers

Each broker-dealer that has received Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. A broker-dealer may use this prospectus in connection with any resale for a period of 180 days after the end of the exchange offer.

Special Procedures for Beneficial Owners

If you beneficially own Old Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Old Notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Old Notes, either arrange to have your Old Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures

If you wish to tender your Old Notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedures for book-entry transfer cannot be completed on time, you may tender your Old Notes according to the guaranteed delivery procedures described in the section “The Exchange Offer—Procedures for Tendering Old Notes.”

Acceptance of Old Notes; Delivery of Exchange Notes

We will accept for exchange all Old Notes which are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The Exchange Notes issued in the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Acceptance of Old Notes for Exchange; Delivery of Exchange Notes.”

Use of Proceeds	We will not receive any proceeds from the issuance of Exchange Notes in the exchange offer. We will pay for our expenses incident to the exchange offer.

Federal Income Tax	The exchange of Exchange Notes for Old Notes in the exchange offer will not be a taxable event for federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Effect on Holders of Old Notes

As a result of this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement dated as of November 18, 2004 by and among KI Holdings and each of the initial purchasers named in that agreement. If you do not tender your Old Notes in the exchange offer:

•	you will continue to hold the Old Notes and will be entitled to all the rights and limitations applicable to the Old Notes under the indenture governing the Old Notes, except for any rights under the registration rights agreement that terminate as a result of the completion of the exchange offer; and

•	you generally will not have any further registration or exchange rights and your Old Notes will continue to be subject to restrictions on transfer. Accordingly, the trading market for untendered Old Notes could be adversely affected.

Exchange Agent	The Bank of New York is serving as exchange agent in connection with the exchange offer.

The Exchange Notes

Issuer	KI Holdings Inc.

Exchange Notes Offered	$203.0 million in stated aggregate principal amount at maturity (including accreted amounts) of 9 7/8% Senior Discount Notes Due 2014.

•	the Exchange Notes will have been registered under the Securities Act, will not contain transfer restrictions and will not bear legends restricting their transfer;

•	the Exchange Notes will not contain terms providing for the payment of additional interest under circumstances relating to our obligation to file and cause to be effective a registration statement;

•	the Exchange Notes will be represented by one or more global notes in book-entry form; and

•	the Exchange Notes will be issuable in denominations of $1,000 and multiples thereof.

Maturity Date	November 15, 2014.

Accretion; Interest

This prospectus relates to an offering of $203.0 million stated aggregate principal amount at maturity (including accreted amounts) of our 9 7/8% Senior Discount Notes Due 2014. The Exchange Notes will have an initial accreted value of $618.08 per $1,000 stated principal amount at maturity. Prior to November 15, 2009, interest will accrue on the Exchange Notes in the form of an increase in the accreted value of the Exchange Notes. The accreted value of each Exchange Note will increase from the date of issuance until November 15, 2009, at a rate of 9 7/8% per annum such that the accreted value will equal the stated principal amount at maturity on November 15, 2009. No cash interest will accrue on the Exchange Notes prior to November 15, 2009. Thereafter, cash interest on the Exchange Notes will accrue at a rate of 9 7/8% per annum and be payable semiannually in arrears on May 15 and November 15, commencing on May 15, 2010.

Guarantees	The Exchange Notes will not be guaranteed by any of our subsidiaries.

Ranking	The Exchange Notes will be unsecured senior obligations of KI Holdings. They will rank:

•	senior in right of payment to all of our future subordinated indebtedness;

•	equally in right of payment to our existing and future unsecured senior indebtedness;

•	effectively subordinated to our existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness; and

•	structurally subordinated to all of the existing and future indebtedness and other liabilities and preferred equity of our subsidiaries.

As of December 31, 2004, the subsidiaries of KI Holdings had approximately $613.7 million of liabilities recorded on their balance sheets that are structurally senior to the Exchange Notes (consisting of approximately $385.8 million of indebtedness, approximately $77.0 million of trade payables and approximately $150.9 million of other liabilities).

Optional Redemption

We may redeem some or all of the Exchange Notes beginning on November 15, 2009 at the redemption prices listed under “Description of the Exchange Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

In addition, at any time prior to November 15, 2007, we may redeem up to 35% of the Exchange Notes at a redemption price (expressed as a percentage of the accreted value thereof at the redemption date) of 109 7/8%, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds of certain equity offerings. See “Description of the Exchange Notes—Optional Redemption.”

Change of Control

If we experience a change of control at any time, we will be required to make an offer to repurchase the Exchange Notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of repurchase.

Restrictive Covenants	The terms of the Exchange Notes place certain limitations on our ability and, in certain instances, the ability of our restricted subsidiaries to, among other things:

•	incur or guarantee additional debt and issue certain types of preferred stock;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	make investments;

•	create liens on our assets;

•	enter into sale and leaseback transactions;

•	sell assets;

•	engage in transactions with our affiliates;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries; and

•	transfer or issue shares of stock of subsidiaries.

These covenants are subject to important exceptions and qualifications which are described under “Description of the Exchange Notes—Certain Covenants.”

Original Issue Discount

For U.S. federal income tax purposes the Exchange Notes will be treated as a continuation of the Old Notes, and thus will be treated as having been issued at a discount from their principal amount at maturity for U.S. federal income tax purposes. Consequently, original issue discount will be included in the gross income of a U.S. holder of Exchange Notes for U.S. federal tax purposes in advance of the receipt of cash payments on the Exchange Notes. See “Material United States Federal Income Tax Considerations.”

RISK FACTORS

You should consider carefully each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in the Exchange Notes.

Risks Relating to the Exchange Notes

KI Holdings is a holding company and therefore depends on its subsidiaries to pay interest on the Exchange Notes and its other obligations.

KI Holdings has no direct operations and no significant assets other than the stock of its subsidiary, Koppers. None of KI Holdings’ subsidiaries will guarantee its obligations under the Exchange Notes. Because KI Holdings conducts its operations through its operating subsidiaries, KI Holdings depends on the dividends from the earnings of those entities to generate the funds necessary to meet its financial obligations, including payments of principal, interest and other amounts on the Exchange Notes.

The terms of Koppers’ indebtedness contain restrictions with respect to the payment of dividends to KI Holdings to satisfy its obligations under the Exchange Notes and applicable corporate law may restrict the ability to pay dividends or otherwise redeem the Exchange Notes.

The terms of Koppers’ senior secured credit facility fully prohibit Koppers from paying dividends and otherwise transferring assets except for certain limited dividends, and future lenders may restrict such dividends in full. Further, the terms of the indenture governing Koppers Inc.’s $320.0 million 9 7/8% Senior Secured Notes due 2013 (the “Senior Secured Notes”) significantly restrict Koppers from paying dividends and otherwise transferring assets to KI Holdings. For example, Koppers’ ability to make such payments under its indenture is governed by a formula based, in part, on 50% of its consolidated net income. In addition, as a condition to making such payments based on such formula, Koppers must have a ratio of EBITDA (as defined in the indenture governing the Senior Secured Notes) to interest expense of at least 2.0 to 1, after giving effect to any such payments, and must not be in default under that indenture. Koppers does have current availability to make payments under this formula but is limited by covenants in its senior secured credit agreement from making such payments at present. As a result, we currently anticipate that, in order to pay the principal amount at maturity of the Exchange Notes or to repurchase the Exchange Notes upon a change of control as defined in the indenture governing the Exchange Notes, we will be required to adopt one or more alternatives, such as refinancing all of our indebtedness, selling our equity securities or the equity securities or assets of Koppers or seeking capital contributions or loans from our affiliates. None of our affiliates is required to make any capital contributions, loans or other payments to us with respect to our obligations on the Exchange Notes. The foregoing actions may not be effected on satisfactory terms, if at all. The foregoing actions may not enable us to refinance our indebtedness or pay the principal amount of the Exchange Notes and such actions may not be permitted by the terms of the indenture governing the Exchange Notes or any other debt or stock instruments of us or our subsidiaries then in effect. If we were unable to obtain the required consents or repay the indebtedness, we would remain effectively prohibited from repurchasing, redeeming or repaying the Exchange Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Other Indebtedness.”

Because KI Holdings is the sole obligor of the Exchange Notes, and its subsidiaries will not guarantee KI Holdings’ obligations under the Exchange Notes or have any other obligation with respect to the Exchange Notes, the Exchange Notes are structurally subordinated to the debt and liabilities of our subsidiaries. In addition, the Exchange Notes are effectively subordinated to any of our present and future secured debt.

KI Holdings has no direct operations of its own and derives all of its revenues and cash flow from its subsidiaries. KI Holdings’ subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the Exchange Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

None of our subsidiaries or future subsidiaries will guarantee our obligations under the Exchange Notes. The Exchange Notes are structurally subordinated to any existing and future indebtedness and other liabilities of any of our subsidiaries, even if these obligations do not constitute indebtedness. As of December 31, 2004, the subsidiaries of KI Holdings had approximately $613.7 million of liabilities recorded on their balance sheets that are structurally senior to the Exchange Notes (consisting of approximately $385.8 million of indebtedness as of December 31, 2004, approximately $77.0 million of trade payables and approximately $150.9 million of other liabilities). Holders of the Exchange Notes will not have any claim as creditors against our subsidiaries. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the Exchange Notes will be effectively subordinated to the claims of the creditors of KI Holdings’ subsidiaries, including the lenders under Koppers’ senior secured credit facility, holders of Koppers’ Senior Secured Notes, trade creditors and holders of other indebtedness of those subsidiaries. Accordingly, there might only be a limited amount of assets available to satisfy your claims as a holder of the Exchange Notes upon an acceleration of the maturity of the Exchange Notes. If KI Holdings’ subsidiaries have their debt accelerated, KI Holdings may not be able to repay the indebtedness contemplated hereby. In addition, KI Holdings’ assets and its subsidiaries’ assets may not be sufficient to fully repay the Exchange Notes and its other indebtedness. See “Description of Other Indebtedness.”

In addition, the Exchange Notes are effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness.

We have a substantial amount of indebtedness which could harm our ability to operate our business, remain in compliance with debt covenants and make payments on our debt, including the Exchange Notes.

As of December 31, 2004:

•	KI Holdings, excluding its subsidiaries, had approximately $127.0 million of senior indebtedness represented by the Notes; and

•	Koppers and its subsidiaries had approximately $385.8 million of indebtedness (excluding trade payables and intercompany indebtedness), consisting primarily of the Senior Secured Notes and $65.8 million of indebtedness under its senior secured credit facilities.

The degree to which we are leveraged could have important consequences to the holders of the Exchange Notes, including:

•	our ability to satisfy our obligations under the Exchange Notes or other debt could be affected and any failure to comply with the requirements, including financial and other restrictive covenants, of any of our debt agreements could result in an event of default under the indenture governing the Exchange Notes and the agreements governing such other indebtedness;

•	a substantial portion of our cash flow from operations will be required to make interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•	our ability to obtain additional financing in the future may be impaired;

•	we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

•	our flexibility in planning for, or reacting to, changes in our business and industry may be limited; and

•	our degree of leverage may make us more vulnerable in the event of a downturn in our business, our industry or the economy in general.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, cash flows and business prospects.

We are able to incur more indebtedness, which may intensify the risks associated with our substantial leverage, including our ability to service our indebtedness.

The indentures governing the Exchange Notes and the Senior Secured Notes and the credit agreement governing Koppers’ existing bank debt permit us, subject to specified conditions, to incur a significant amount of additional indebtedness, including indebtedness under Koppers’ $100.0 million revolving credit facility. If we incur additional indebtedness, the risks associated with our substantial leverage, including our ability to service our debt, would increase.

To service our indebtedness, we will require a significant amount of cash and we cannot assure you that we will be able to generate sufficient cash or refinance our existing credit facility on favorable terms.

Our ability to make payments on and to refinance our indebtedness, including the Exchange Notes, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash from operations in the future.

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness, including the Exchange Notes, or to fund our other liquidity needs. Furthermore, our revolving credit facility matures on May 12, 2007. We cannot assure you that we will able to enter into a new credit facility or, if we are able to enter into a new credit facility, that the terms of such new credit facility will not be less favorable to us than those of our current revolving credit facility. If we cannot service our debt, we will have to take actions such as reducing or delaying investments, joint ventures and potential acquisitions, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, the terms of our debt instruments, including the indenture governing the Exchange Notes and the credit agreement governing our bank indebtedness, may restrict us from adopting any of these alternatives. We may be unable to pay the principal, premium, if any, interest or other amounts on the Exchange Notes.

Restrictions in our debt agreements could limit our growth and our ability to respond to changing conditions and, in the event of a default, all of these borrowings become immediately due and payable.

Our senior secured credit facilities and the indenture governing the Exchange Notes contain a number of significant covenants in addition to covenants restricting the incurrence of additional debt. These covenants limit our ability, among other things, to:

•	incur or guarantee additional debt and issue certain types of preferred stock;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	make investments;

•	create liens on our assets;

•	enter into sale and leaseback transactions;

•	sell assets;

•	engage in transactions with our affiliates;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries; and

•	transfer or issue shares of stock of subsidiaries.

In addition, our senior secured credit facilities contain other and more restrictive covenants. Additionally, they require us to maintain certain financial ratios and satisfy certain financial condition tests and require us to take action to reduce our debt or take some other action to comply with them.

These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our senior secured credit facilities and the indenture governing the Exchange Notes impose on us.

A breach of any of these covenants would result in a default under the applicable debt agreement. A default, if not waived, could result in acceleration of the debt outstanding under the agreement and in a default with respect to, and acceleration of, the debt outstanding under our other debt agreements and the indenture governing the Exchange Notes. The accelerated debt would become immediately due and payable. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us. See “Description of Other Indebtedness” and “Description of the Exchange Notes—Defaults.”

Our financial failure may hinder the receipt of payment on the Exchange Notes.

If we become debtors subject to insolvency proceedings under any applicable bankruptcy law, the proceedings are likely to result in delays in the payment of the Exchange Notes and in the exercise of enforcement remedies under the Exchange Notes. Provisions under bankruptcy law or general principles of equity that could result in the impairment of rights of the holders of the Exchange Notes include the automatic stay, avoidance of preferential transfers by a trustee or debtor-in-possession, substantive consolidation, limitations on collectibility of unmatured interest or attorneys’ fees and forced restructuring of the Exchange Notes. In addition, the right of the collateral agent to repossess and dispose of the pledged assets upon the occurrence of an event of default under the indenture governing the Exchange Notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us.

Our financial failure or the financial failure of any of our subsidiaries may result in our assets and the assets of any or all of our subsidiaries becoming subject to the claims of our creditors and the creditors of all of our subsidiaries.

A financial failure by us or our subsidiaries could affect payment of the Exchange Notes if a bankruptcy court were to “substantively consolidate” us and our subsidiaries. If a bankruptcy court substantively consolidated us and our subsidiaries, the assets of each entity would be subject to the claims of creditors of all entities so consolidated. This would expose holders of the Exchange Notes not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the Exchange Notes could occur through the “cram-down” provision of the bankruptcy code. Under this provision, the Exchange Notes could be restructured over the objections of the holders of the Exchange Notes as to their general terms, including interest rate and maturity.

Because a portion of the proceeds from the Old Notes were used in part to pay a dividend, a court could deem the obligations evidenced by the Exchange Notes a fraudulent conveyance.

Proceeds from the Old Notes were used in part to pay a dividend. Under fraudulent conveyance statutes, if a court were to find that at the time the Old Notes were issued:

•	we issued the Old Notes with the intent to hinder, delay or defraud any present or future creditor, or contemplated insolvency with a design to favor one or more creditors to the exclusion of others, or

•	we did not receive fair consideration or reasonably equivalent value for issuing the Old Notes and, at the time we issued the Old Notes, we:

•	were insolvent or became insolvent as a result of issuing the Old Notes;

•	were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay those debts as they matured (as all of the foregoing terms are defined or interpreted under the relevant fraudulent transfer or conveyance statutes), the court could void or subordinate the obligations evidenced by the Notes in favor of our other obligations.

We have substantial negative net worth.

At December 31, 2004, we had negative net worth of approximately $168.1 million. Our negative net worth may make it difficult for us to obtain credit from suppliers, vendors and other parties. In addition, some of our suppliers and vendors may require us to prepay for services or products or may impose less advantageous terms on timing of payment. Our ability to enter into hedging transactions may also be limited by our negative net worth. As a result, we may require additional working capital, which may negatively affect our cash flow and liquidity.

We may not be able to repurchase the Exchange Notes or the Senior Secured Notes or repay debt under our credit facility upon a change of control.

Upon the occurrence of a change of control, we will be required to make an offer to holders of the Exchange Notes and the Senior Secured Notes to repurchase all or any part of the Exchange Notes. We may not have sufficient funds at the time of the change of control to make the required repurchases, or restrictions under our senior secured credit facilities may not allow such repurchases. Additionally, an event constituting a “change of control” (as defined in the indenture governing the Exchange Notes) could be an event of default under our senior secured credit facilities that would, if it should occur, permit the lenders to accelerate that debt and that, in turn, would cause an event of default under the indentures governing the Exchange Notes and the Senior Secured Notes.

The source of funds for any repurchase required as a result of any change of control will be our available cash or cash generated from our business operations or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds would be available at the time of any change of control to make any required repurchases of the Exchange Notes and the Senior Secured Notes tendered and to repay debt under our senior secured credit facility. Furthermore, using available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future. Any of our future credit agreements or other agreements relating to debt will most likely contain similar restrictions and provisions. See “Description of the Exchange Notes—Change of Control.”

The definition of “change of control” under the indentures governing the Exchange Notes and the Senior Secured Notes includes a disposition of all or substantially all of our assets to any person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of our assets. As a result, it may be unclear as to whether a change of control has occurred and whether a holder of the Exchange Notes may require us to make an offer to repurchase the Exchange Notes.

The holders of the Exchange Notes may not be protected in the event of a highly leveraged transaction that does not constitute a change of control under the indenture.

We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings.

Although such transactions might adversely impact the holders of the Exchange Notes, they may not trigger the obligation to repurchase the Exchange Notes. Such transaction would be subject to the restrictions on our ability to incur additional indebtedness. See “Description of the Exchange Notes—Certain Covenants—Limitation on Indebtedness,” “—Limitation on Liens” and “—Limitation on Sale/Leaseback Transactions.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Exchange Notes then outstanding. Except for the limitations contained in such covenants, however, the indenture does not contain any covenants or provisions that may afford holders of the Exchange Notes protection in the event of a highly leveraged transaction.

You will be required to pay U.S. federal income tax on the accrual of original issue discount on the Exchange Notes even if KI Holdings does not pay cash interest.

For U.S. federal income tax purposes the Exchange Notes will be treated as a continuation of the Old Notes, and thus will be treated as having been issued at a substantial discount from their principal amount at maturity. Although cash interest will not accrue on the Exchange Notes prior to November 15, 2009, and there will be no periodic payments of cash interest on the Exchange Notes prior May 15, 2010, original issue discount (the excess of the stated redemption price at maturity over the issue price of the Old Notes, or “OID”) has accrued and will accrue from the issue date of the Old Notes. Holders of the Exchange Notes generally will be required to include these accruals in gross income for U.S. federal income tax purposes in advance of the receipt of the cash payments to which this income is attributable. See “Material United States Federal Income Tax Considerations.”

The Exchange Notes will be applicable high yield discount obligations for U.S. federal income tax purposes.

The Exchange Notes will constitute “applicable high yield discount obligations” for U.S. federal income tax purposes. Consequently, we will not be allowed a deduction for OID accrued on the Exchange Notes for U.S. federal income tax purposes until such time as we actually pay such OID in cash or in other property (other than our stock or debt issued by us or by a person deemed to be related to us under Section 453(f)(1) of the Code). See “Material United States Federal Income Tax Considerations.”

The deferral of deductions for payments of OID on the Exchange Notes described above will reduce the amount of cash available to us to meet our obligations under the Exchange Notes.

Your ability to sell the Exchange Notes may be limited by the absence of an active trading market, and there is no assurance that an active trading market will develop for the Exchange Notes.

The Exchange Notes are a new issue of securities for which there is no established public market. We cannot assure you that an active market for the Exchange Notes will develop or, if developed, that it will continue. We do not intend to apply for listing of the Exchange Notes on any securities exchange.

The trading price of the Exchange Notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. We cannot assure holders of the Exchange Notes that the market, if any, for the Exchange Notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which the holders of the Exchange Notes may sell their Exchange Notes.

Risks Relating to the Exchange

The Old Notes will be subject to restrictions on transfer and the trading market for the Old Notes may be limited for a holder of the Old Notes that does not tender.

We did not register the Old Notes, nor do we intend to do so following the exchange offer. Old Notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If a holder of the Old Notes does not exchange the Old Notes, such holder will lose the right to have the Old Notes registered under the federal securities laws. As a result, if a holder holds Old Notes after the exchange offer, such holder may be unable to sell the Old Notes.

If a holder of the Old Notes does not properly tender the Old Notes, we may not accept such Old Notes and the trading market for them may be limited.

We will issue new Exchange Notes under this exchange offer only after a timely receipt of a holder’s Old Notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if a holder of the Old Notes wants to tender the Old Notes, please allow sufficient time to ensure timely delivery. If we do not receive such Old Notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept such Old Notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. If there are defects or irregularities with respect to the tender of Old Notes, we will not accept such Old Notes for exchange.

Risks Relating to Our Business

We may not be able to compete successfully in any or all of the industry segments in which we operate.

The markets in which we operate are highly competitive, and this competition could harm our business, results of operations, cash flow and financial condition. If we are unable to respond successfully to changing competitive conditions, the demand for our products could be affected. We believe that the most significant competitive factor for our products is selling price. Additionally, some of the purchasers of our coke are capable of supplying a portion of their needs from their own coke production as well as from suppliers outside the United States who are able to import coke into the United States and sell it at prices competitive with those of U.S. suppliers. Some of our competitors have greater financial resources and larger capitalization than we do.

We are subject to extensive environmental laws and regulations and may incur costs that have a material adverse effect on our financial condition as a result of violations of or liabilities under environmental laws and regulations.

Like other companies involved in environmentally sensitive businesses, our operations and properties are subject to extensive federal, state, local and foreign environmental laws and regulations, including those concerning, among other things:

•	the treatment, storage and disposal of wastes;

•	the investigation and remediation of contaminated soil and groundwater;

•	the discharge of effluents into waterways;

•	the emission of substances into the air; and

•	other matters relating to environmental protection and various health and safety matters.

We have incurred, and expect to continue to incur, significant costs to comply with environmental laws and as a result of remedial obligations. We could incur material costs, including cleanup costs, fines, civil and criminal sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations. For instance, contamination has been identified and is being investigated and remediated at many of our sites by us or other parties. Actual costs and liabilities to us may exceed forecasted amounts. Moreover, currently unknown environmental issues, such as the discovery of additional contamination or the imposition of additional cleanup obligations with respect to our sites or third party sites, may result in significant additional costs, and potentially significant expenditures could be required in order to comply with future changes to environmental laws and regulations or the interpretation or enforcement thereof. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Environmental Matters”, “—Legal Matters”, and “—Environmental and Other Liabilities Retained or Assumed by Others.”

Beazer East and Beazer Limited may not continue to meet their obligations to indemnify us.

Under the terms of the asset purchase agreement between us and Koppers Company, Inc. (now known as Beazer East, Inc.) upon the formation of our company in 1988, subject to certain limitations, Beazer East assumed the liability for and indemnified us against (among other things) certain clean-up liabilities for contamination occurring prior to the purchase date at sites acquired from Beazer East and third-party claims arising from such contamination (the “Indemnity”). Beazer East’s performance under the Indemnity is unconditionally guaranteed by Beazer Limited. Contamination has been identified and is being investigated and remediated under federal and state programs at many of the sites owned or operated by us, including most of the 18 sites acquired from Beazer East. Currently, at the sites acquired from Beazer East, substantially all investigation and remediation activities are being conducted and paid for by Beazer East pursuant to the terms of the Indemnity, including recent amendments thereto. There can be no assurance, however, that Beazer East and Beazer Limited will continue to meet their obligations. In addition, Beazer East could in the future choose to challenge its obligations under the Indemnity or our satisfaction of the conditions imposed on us thereunder. In addition, the government and other third parties also have the right under applicable environmental laws to seek relief directly from us for any and all such costs and liabilities. In July 2004, we entered into an agreement with Beazer East to amend the December 29, 1988 asset purchase agreement to provide, among other things, for the continued tender of pre-closing environmental liabilities to Beazer East under the Indemnity through July 2019. As consideration for the agreement, we will pay Beazer East four installments over three years totaling $7 million and share toxic tort litigation costs arising from any sites acquired from Beazer East. The first payment of $2 million was made in July 2004.

Without reimbursement under the Indemnity, the obligation to pay such costs and assume such liabilities would have a material adverse effect on our business, financial condition, cash flow and results of operations. Furthermore, without reimbursement, we could be required to record a contingent liability on our balance sheets with respect to environmental matters covered by the Indemnity, which could result in our having significant additional negative net worth. Finally, the Indemnity does not afford us indemnification against environmental costs and liabilities attributable to acts or omissions occurring after the closing of the acquisition of assets from Beazer East under the asset purchase agreement, nor is the Indemnity applicable to liabilities arising in connection with other acquisitions by us after that closing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Environmental Matters.”

Demand for our products is cyclical and we may experience prolonged depressed market conditions for our products, which may adversely affect our ability to make payments on the Exchange Notes.

Our products are sold primarily in mature markets which historically have been cyclical.

•	The principal consumers of our carbon pitch are U.S. primary aluminum smelters. Although the aluminum industry has experienced growth on a long-term basis, there may be cyclical periods of weak demand which could result in decreased primary aluminum production. Our pitch sales have historically been affected adversely by weakness in the global demand for aluminum.

•	The principal use of our phthalic anhydride is in the manufacture of flexible vinyl, which is used mainly in the automobile industry. Therefore, fluctuations in domestic and international automobile production could adversely affect the demand for phthalic anhydride.

•	The principal customers for our coke are U.S. integrated steel producers. The prices at which we will be able to sell our coke in the future will be greatly affected by the demand for coke from the iron and steel industries and the supply of coke from the U.S. integrated steel producers’ own coke production and from foreign sources.

•	Over the last several years, utility pole demand has declined as utilities in the United States and Australia have reduced spending due to competitive pressures arising from deregulation. Deregulation may continue to negatively affect both the new and replacement pole installation markets.

We are dependent on major customers for a significant portion of our net sales, and the loss of one or more of our major customers could have a materially adverse effect on the results of our operations.

For the year ended December 31, 2004, our top ten customers accounted for approximately 47% of our net sales. During this period, our two largest customers, Alcoa Inc. and CSX Transportation, Inc., each accounted for approximately 9% of our total net sales. Additionally, an integrated steel company is the only customer for our furnace coke, with a contract to take 100% of our coke production in 2005. The permanent loss of, or a significant decrease in the level of purchases by, one or more of our major customers could have a material adverse effect on our results of operations.

We are at risk from fluctuations in the price and availability of our primary raw materials.

Our inability to source quality raw materials in a timely fashion and pass through price increases to our customers could have a material adverse impact on our financial condition and results of operations.

•	The primary raw material used by our Carbon Materials & Chemicals business is coal tar, a by-product of coke production. Following the Clean Air Act Amendments of 1990 and other environmental regulations, there have been significant reductions in U.S. coking capacity. Due to potential additional reductions in U.S. and Australian coking capacity, future coal tar availability is a concern for us. A shortage in the supply of domestic coal tar could require us to increase imports of coal tar and carbon pitch, as well as the use of petroleum substitutes to meet future carbon pitch demand, which could have a material adverse effect on our financial condition and results of operations.

•	The availability and cost of softwood and hardwood lumber are critical elements in our production of pole products and railroad crossties, respectively. The supply of trees of acceptable size for the production of utility poles has decreased in recent years in relation to the demand, and we accordingly have been required to pay a higher price for these materials. Historically, the supply and cost of hardwood for railroad crossties have also been subject to availability and price pressures. There can be no assurance that we will be able to source wood raw materials at economical prices in the future.

•	Metallurgical coal is the primary raw material used in the production of coke. An increase in the price of metallurgical coal, or a prolonged interruption in supply, could have a material adverse effect on us.

•	Our price realizations and profit margins for phthalic anhydride have historically fluctuated with the price of orthoxylene and its relationship to our cost to produce naphthalene; however, due to excess supplies of phthalic anhydride during the past several years, margins did not change proportionally despite high levels for orthoxylene prices.

Our ability to sell carbon pitch may be adversely affected by the development of new technology.

There are currently no known viable substitutes for carbon pitch in the production of carbon anodes. However, in 2000 our largest carbon pitch customer announced that it was actively pursuing alternative anode technology that would eliminate the need for carbon pitch as an anode binder. The potential development and implementation of this new technology could seriously impair our ability to profitably market carbon pitch and related co-products. Over 75% of our carbon pitch is sold to the aluminum industry under long-term contracts typically ranging from three to four years.

We depend on our senior management team and the loss of any member could adversely affect our operations.

Our success is dependent on the management and leadership skills of our senior management team. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy. We cannot assure you that we will be able to retain our existing senior management personnel or to attract additional qualified personnel when needed.

If we are unable to successfully negotiate with the labor unions representing our employees, we may experience a material work stoppage.

As of December 31, 2004, approximately 62% of our 2,029 employees were represented by 22 different labor unions and covered under numerous separate labor contracts. Labor negotiations are conducted on a plant-by-plant basis and a number of the outstanding contracts are renegotiated each year. Labor contracts that expire in 2005 cover approximately 21% of our total employees. There can be no assurance that new agreements will be reached without union action or on terms satisfactory to us. A material work stoppage or union dispute could adversely affect our results of operations.

Our plant operations may be adversely affected by weather conditions.

Our quarterly operating results fluctuate due to a variety of factors that are outside our control, including inclement weather conditions, which in the past have affected negatively our operating results. Operations at several of our facilities have been halted for short periods of time during the winter months. Moreover, demand for many of our products declines during periods of inclement weather.

We are subject to risks associated with extended interruptions in marine transportation services.

Our operations in Australia and Europe are highly dependent on a relatively small number of marine transportation services. Our operating results may decline if there are extended interruptions in freight services. Interruptions in freight services could impair our ability to receive raw materials and ship finished products in a timely manner.

We are subject to risks inherent in foreign operations, including changes in social, political and economic conditions.

We, both directly and indirectly, have operations in the United States, Australasia, China, Europe and South Africa, and sell our products in many foreign countries. In 2003 and 2004, net sales from our products sold by Koppers Europe ApS and Koppers Australia Pty Ltd. accounted for approximately 34% of our total net sales for each respective year. Like other global companies, we are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. Our international revenues could be materially affected by currency fluctuations or devaluations. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. We have not historically hedged our financial statement exposure and, as a result, we could incur unanticipated losses. We are also exposed to risks associated with changes in the laws and policies governing foreign investments in countries where we have operations as well as, to a lesser extent, changes in U.S. laws and regulations relating to foreign trade and investment. While such changes in laws, regulations and conditions to date have not had a material adverse effect on our business or financial condition, there can be no assurance as to the future effect of any such changes.

Terrorist attacks may negatively affect our operations, financial condition, results of operations and prospects.

Future terrorist attacks against U.S. targets may adversely affect our operations, financial condition, results of operations and prospects. Chemical-related assets may be at greater risk of future terrorist attacks than other possible targets in the United States. A direct attack on our assets or assets used by us could have a material adverse effect on our operations, financial condition, results of operations and prospects. Insurance that provides adequate coverage against terrorist attacks has become increasingly expensive and difficult to obtain. Therefore, it is possible that we will not be able to purchase this coverage in the future or afford it if it remains available.

We have entered into a joint venture agreement for operations in China which may require continued investment and which may adversely affect our ability to make payments on the Exchange Notes.

In 1999, we entered into a joint venture agreement with Tangshan Iron & Steel Co. to rehabilitate and operate a tar distillation facility in China. The joint venture agreement also includes a tar supply contract with Tangshan Iron & Steel Co. We participate in the international marketing of carbon pitch products for the joint venture. Koppers (China) Carbon and Chemical Co., Limited is 60% owned by us and began production of coal tar products in 2001. Tangshan Iron & Steel Co. has guaranteed a bank loan of Koppers (China) Carbon and Chemical Co., Limited, and we have issued a cross-guarantee to it in the amount of approximately $1.5 million, representing 60% of the loan amount. This joint venture may require continued investment or credit support, which may adversely affect our ability to make payments on the Exchange Notes.

In June 2001, we entered into an agreement with Tangshan Iron & Steel Co. whereby it assumed control of Koppers (China) Carbon and Chemical Co., Limited through December 31, 2003. We chose to delay development of the carbon pitch export market due to the restructuring of the North American aluminum smelting capacity. In the interim, Tangshan Iron & Steel Co. assumed responsibility for the joint venture to develop the domestic Chinese market. During this period Tangshan Iron & Steel Co. bore all responsibility for the operations and management of the facility, as well as the net income or loss, except for our pro rata share of depreciation, amortization and income taxes of the joint venture. Accordingly, we changed our method of accounting from consolidation to the equity method effective June 2001 to reflect this change in our ability to control Koppers (China) Carbon and Chemical Co., Limited. On January 1, 2004, we assumed control of Koppers (China) Carbon and Chemical Co., Limited, which has resulted in a consolidation of Koppers (China) Carbon and Chemical Co., Limited in our financial statements in 2004. For the year ended December 31, 2004, sales and net income for Koppers (China) Carbon and Chemical Co. Limited amounted to $25.5 million and $2.7 million, respectively.

We are the subject of ongoing investigations regarding our competitive practices, which may result in a material adverse effect on our business, financial condition, cash flows or results of operations.

In April 2005, the New Zealand Commerce Commission (the “NZCC”) filed a Statement of Claim in the High Court of New Zealand against a number of corporate and individual defendants, including Koppers Arch Wood Protection (NZ) Limited (“KANZ”), Koppers Arch Investments Pty Limited (“Koppers Arch Investments”), Koppers Australia Pty Limited, TPL Limited, Nufarm Limited, Nufarm Australia Limited, Osmose New Zealand Limited, Osmose Australia Pty Limited and a number of current and former employees of such companies. This followed an investigation by the NZCC into the competitive practices of the wood preservative industry in New Zealand. The Statement of Claim contains a number of separate causes of action relating to alleged violations of the New Zealand Commerce Act of 1986 (the “Act”). The NZCC seeks, among other things, (i) pecuniary penalties for each cause of action in an unspecified amount pursuant to the Act, (ii) injunctions restraining defendants from further anticompetitive conduct, (iii) orders barring the named individual defendants from certain future corporate positions and (iv) reimbursement of legal costs. The Act provides that the NZCC may seek pecuniary penalties against each corporate defendant for each cause of action not to exceed the higher of (i) $NZ10,000,000, (ii) three times the commercial gain from the contravention or (iii) 10% of the turnover of the corporate defendant and all interconnected companies. KANZ is seeking to cooperate with the NZCC. Although it is likely that penalties will be ordered by the High Court as a result of the proceedings, we do not currently have enough information to determine the amount of any such penalties. Such penalties, if ordered, could have a material adverse effect on the business, financial condition, cash flows and results of operations of those companies. Except as set forth above, we are not currently aware of any other claims (civil or governmental) related to competitive practices in New Zealand. Such other claims, if filed and resolved unfavorably, could have a material adverse effect on the business, financial condition, cash flows and results of operations of KANZ and its interconnected companies.

Koppers Arch Wood Protection (Aust) Pty Limited (“Koppers Arch Australia”) has also made an application for leniency under the Australian Competition and Consumer Commission’s (the “ACCC”) policy for cartel conduct. The ACCC has granted immunity to Koppers Arch Australia, subject to the fulfillment of certain conditions, such as, but not limited to, continued cooperation. If the conditions are not fulfilled, Koppers Arch Australia may be penalized for any violation of the competition laws of Australia. Such penalties, if assessed against Koppers Arch Australia, could have a material adverse effect on its business, financial condition, cash flows and results of operations.

KANZ and Koppers Arch Australia are majority-owned subsidiaries of Koppers Arch Investments, which is an Australian joint venture owned 51% by World-Wide Ventures Corporation (a subsidiary of ours) and 49% by Hickson Nederland BV. KANZ and Koppers Arch Australia manufacture and market wood preservative products throughout New Zealand and Australia, respectively.

We are not currently aware of any other government investigations or other claims related to these investigations of industry competitive practices.

Our principal stockholder is in a position to affect our ongoing operations, corporate transactions and other matters.

Under our stockholders’ agreement, Saratoga Partners III, L.P. has the right to elect a majority of our Board of Directors. Consequently, Saratoga Partners III, L.P. will have the ability to control the election of our Board of Directors and the outcome of some other issues submitted to the stockholders for approval. See “Security Ownership of Certain Beneficial Owners and Management.” We cannot assure the holders of the Exchange Notes that Saratoga Partners III, L.P.’s interests will not conflict with the interests of the holders of the Exchange Notes. In particular, Saratoga Partners III, L.P. may cause a change of control at a time when we do not have sufficient funds to repurchase the Exchange Notes as described under “Description of the Exchange Notes—Change of Control.”

USE OF PROCEEDS

We will not receive any proceeds from the exchange of the Exchange Notes for the Old Notes pursuant to the exchange offer.

We used a portion of the net cash proceeds after expenses from the offering of the Old Notes to pay a dividend of $95.0 million to our stockholders. The approximately $25.5 million remaining was retained for general corporate purposes, including dividends, acquisitions or working capital requirements.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2004. The table below should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes included elsewhere in this prospectus.

As of December 31, 2004
Actual
(in millions)
Cash and cash equivalents	$41.8

Long-term debt (including current portion):
Revolving credit facility (1)	$59.5
Other debt (2)	6.3
9 7/8% Senior Secured Notes due 2013	320.0
KI Holdings Exchange Notes offered hereby	127.0

Total debt including current portion	512.8

Stockholders’ (deficit) (3)	(168.1)

Total capitalization	$344.7

(1)	Our revolving credit facility has a maximum amount available of $100.0 million, subject to a borrowing base. As of December 31, 2004, we had approximately $31.4 million of additional availability under our revolving credit facility. The balance also includes $9.0 million of debt of Koppers Arch Investments Pty Ltd.

(2)	Other debt consists of $3.8 million related to the tax credits for our Monessen, Pennsylvania facility and $2.5 million of debt for Koppers China.

(3)	Stockholders’ (deficit) refers to total assets less total liabilities less minority interest.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is summary historical consolidated financial, operating and other data of Koppers and KI Holdings at the dates and for the periods indicated. In this prospectus, unless otherwise indicated or the context requires otherwise, when we use the terms “Koppers,” the “Company,” “we,” “our” or “us,” we mean Koppers Inc., formerly known as Koppers Industries, Inc., and its subsidiaries on a consolidated basis for periods up until November 18, 2004 and KI Holdings Inc. (“KI Holdings”) and its subsidiaries on a consolidated basis for periods from and including November 18, 2004, when KI Holdings became the parent of Koppers. The use of these terms is not intended to imply that KI Holdings and Koppers are not separate and distinct legal entities. KI Holdings is the sole obligor on the Notes, and its subsidiaries do not have any obligation with respect to the Notes.

The following table contains Koppers’ summary consolidated historical financial data for the five years ended December 31, 2004. The selected financial data as of and for each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements. This is only a summary and should be read in conjunction with our historical consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Year Ended December 31,
2004	2003	2002	2001	2000
(In millions)
Income Statement Data:
Net sales	$952.5	$842.9	$776.5	$753.7	$770.6
Cost of sales	798.4	726.0	659.5	631.4	645.9
Depreciation and amortization (1)	32.9	33.7	28.7	30.4	30.0
Selling, general and administrative	56.8	55.6	44.0	46.3	45.4
Restructuring and impairment charges (2)	—	8.5	—	3.3	—

Operating profit	64.4	19.1	44.3	42.3	49.3
Equity in earnings of affiliates (3)	0.3	(0.1)	—	0.3	2.2
Other income (4)	0.1	0.1	9.8	8.2	8.6
Interest expense (5)	38.5	37.7	22.9	24.5	28.0

Income (loss) before income tax provision (benefit) and minority interest	26.3	(18.6)	31.2	26.3	32.1
Income tax provision (benefit) (4)	13.3	(1.3)	13.8	12.1	16.6
Minority interest	3.4	1.7	0.9	0.9	0.8

Income (loss) before cumulative effect of accounting change (6)	9.6	(19.0)	16.5	13.3	14.7

Net income (loss)	$9.6	$(37.1)	$16.5	$13.3	$14.7

Balance Sheet Data (end of period):
Working capital	$142.0	$86.3	$63.5	$89.2	$107.4
Total assets	583.6	514.0	463.8	455.2	483.9
Total debt	512.8	340.7	261.7	269.0	291.5
Common stock subject to redemption (7)	—	13.2	23.1	22.3	30.9
Common equity (deficit) (8)	(168.1)	(89.1)	(0.8)	(1.9)	3.7

Other Data:
Cash dividends declared per common share (9)	$33.85	$23.46	$2.85	$4.00	$—
Ratio of earnings to fixed charges (10)	1.55	x	0.56	x	1.99	x	1.79	x	1.92	x
Capital expenditures	21.2	19.3	19.7	14.6	14.8
Acquisitions and related capital expenditures	—	—	—	6.4	15.3

(1)	The 2004, 2003 and 2002 amounts do not include goodwill amortization as a result of the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Goodwill amortization amounted to $1.5 million and $1.3 million for 2001 and 2000, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(2)	The 2003 charges were related to (i) the curtailment of production at our carbon materials facility in Woodward, Alabama; (ii) the impairment of our carbon materials port facility in Portland, Oregon; (iii) the impairment of certain storage tanks which have been permanently idled; and (iv) the closure our wood treating facility in Logansport, Louisiana. The 2001 charges were related to the closure of our wood treating facility in Feather River, California.

(3)	Effective January 1, 2004 we changed our method of accounting for Koppers China from the equity method to consolidation due to our resumption of operating control. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(4)	Other income consists of proceeds from the monetization of tax credits relating to coke production and sales at our facility in Monessen, Pennsylvania. In December 1999, we entered into a transaction with a third party to transfer substantially all of the energy tax credits from our facility in Monessen, Pennsylvania for cash. In 2003, 2002, 2001 and 2000, we earned $0.1 million, $9.8 million, $8.2 million and $8.6 million, respectively, for the transfer of tax credits. These tax credits expired on December 31, 2002; the 2003 amount was for a retroactive inflation adjustment.

(5)	For 2003, includes call premium of $5.8 million and write-off of deferred financing costs of $6.4 million related to refinancing activities, and additional interest of $2.0 million for the period between the receipt of proceeds from $320 million 9 7/8% Senior Secured Notes due 2013 and the redemption of $175 million 9 7/8% Senior Subordinated Notes due 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

(6)	Effective January 1, 2003, we changed our method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations. Previously, we had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, we now recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The cumulative effect of the change on prior years resulted in a charge to income of $18.1 million net of income taxes of $11.7 million for the year ended December 31, 2003.

(7)	For years prior to 2004, represented the amount necessary to redeem stock held by management investors upon termination of their employment with us pursuant to our former stockholders’ agreement.

(8)	Common equity (deficit) refers to total assets less total liabilities less common stock subject to redemption less minority interest.

(9)	For 2003, includes a dividend of $8.00 per share declared in December 2003 and paid in January 2004.

(10)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” include income (loss) from continuing operations before income taxes, cumulative effect of accounting change and fixed charges (adjusted for interest capitalized during the period). “Fixed charges” include interest, whether expensed or capitalized, and the portion of rental expense (which we have calculated to be 31% of total rental expense) that is representative of the interest factor in these rentals.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are a leading integrated producer of carbon compounds and treated wood products. Our chemical products, which primarily consist of carbon pitch, creosote and phthalic anhydride, are used in a wide variety of end markets and applications in the aluminum, railroad, specialty chemical, utility, rubber and steel industries. In 2004, we generated approximately 60% of our net sales from carbon pitch, carbon black, creosote, railroad crossties and utility poles, in which we believe we held the number one or two market share position by volume. The “Koppers” brand name has been associated with the carbon compounds and wood treating businesses for many years and is well recognized as a leader in these industries. Our reputation has enabled us to establish strong relationships with numerous companies preeminent in their respective markets, including Alcoa Inc., CSX Transportation, Inc., Burlington Northern Santa Fe Railway, Union Pacific Railroad Company and Hydro Aluminum.

We operate two principal businesses, Carbon Materials & Chemicals and Railroad & Utility Products. Through our Carbon Materials & Chemicals business, we process coal tar into a variety of products, including carbon pitch, creosote and phthalic anhydride, which are intermediate materials necessary in the production of aluminum, the pressure treatment of wood and the production of plasticizers and specialty chemicals, respectively. Through our Railroad & Utility Products business, we are the largest North American supplier of treated wood products, such as railroad crossties and utility poles, to railroads and the electric and telephone utility industries.

We operate 37 facilities located in the United States, Australasia, China, Europe and South Africa. We also maintain an indirect ownership interest in an additional facility in the United States through our domestic joint venture, KSA Limited Partnership.

Our businesses and results of operations are impacted by various competitive and other factors including (i) raw materials availability, in particular the amount and quality of coal tar available in global markets; (ii) global restructuring in the Carbon Materials & Chemicals business including the curtailment of aluminum production in the Northwestern U.S. in part as a result of historically high energy prices; (iii) competitive conditions in global carbon pitch markets, particularly the United States and European carbon pitch markets; and (iv) low margins in the utility pole business.

Trend Overview.    Over the past several years, our gross margins, operating margins, net income and operating cash flows have deteriorated. This deterioration has resulted primarily from changes in the U.S. economy that have negatively affected our business, including (i) excess capacity in the U.S. carbon materials and chemicals businesses, due in part to the idling of aluminum smelters in the Northwestern U.S.; (ii) an increase in imports of furnace coke resulting in reduced pricing and profitability for our coke business; and (iii) highly competitive conditions in the utility pole business partly as the result of deregulation, resulting in reduced margins for us.

Although there can be no assurances, we believe these trends began to reverse during 2004 and will continue to do so in the future due to certain factors we believe have enhanced our profitability, including (i) the rationalization of capacity in our U.S. carbon materials facilities, which has resulted in lower operating costs; (ii) a new contract with International Steel Group for 100% of our coke production for a three-year term, resulting in substantially higher pricing for furnace coke in 2004, which has resulted in increased profitability in our coke business; (iii) the exit from the wood treating business of our largest competitor in the railroad crosstie business, which has resulted in increased volumes of railroad crossties for us in 2004 and has provided us with higher profits; and (iv) increases in volumes and pricing for phthalic anhydride in the U.S.

Results of Operations

The following table sets forth certain sales and operating data, net of all inter-segment transactions, for our businesses for the periods indicated:

	Year Ended December 31,
	2004	2003	2002
Net sales (in millions):
Carbon Materials & Chemicals	$553.4	$484.1	$438.4
Railroad & Utility Products	399.1	358.8	338.1

Total	$952.5	$842.9	$776.5

Segment sales as percentage of total net sales:
Carbon Materials & Chemicals	58.1%	57.4%	56.5%
Railroad & Utility Products	41.9%	42.6%	43.5%

Total	100.0%	100.0%	100.0%

Gross margin by segment (after depreciation and amortization):
Carbon Materials & Chemicals	15.1%	10.9%	13.4%
Railroad & Utility Products	9.3%	8.9%	9.2%

Total	12.7%	9.9%	11.4%

Operating margin by segment:
Carbon Materials & Chemicals	8.1%	1.6%	6.7%
Railroad & Utility Products	4.9%	3.6%	5.0%

Total	6.8%	2.3%	5.7%

Comparison of Results of Operations for the Years Ended December 31, 2004 and 2003.

Net Sales.    Net sales for the year ended December 31, 2004 were higher than 2003 as both business segments reported sales increases. Net sales for Carbon Materials & Chemicals increased due in part to approximately $30.4 million in sales from Australian and European operations as a result of the strength of these foreign currencies relative to the dollar. Also, the consolidation of Koppers China as of January 1, 2004 resulted in incremental sales of $25.5 million compared to the prior year. Additionally, sales pricing for phthalic anhydride and furnace coke increased 27% and 25%, respectively, which more than offset reduced volume and pricing for carbon black and carbon black feedstock of 15% and 5%, respectively. Net sales for Railroad & Utility Products increased compared to the prior year due primarily to increases of 3% and 7% in volumes and prices, respectively, for railroad crossties. The increase in volumes for railroad crossties was due in part to the exit from the wood treating business of our largest competitor.

Gross Margin After Depreciation and Amortization.    As a percentage of net sales, gross profit after depreciation and amortization increased for both Carbon Materials & Chemicals and Railroad & Utility Products. Gross margin for Carbon Materials & Chemicals increased due to $4.7 million of charges for asset retirement obligations in 2003 due to restructuring, coupled with $1.7 million of gains on settlements of asset retirement obligations during 2004. Gross margin for Carbon Materials & Chemicals also increased due to the increases in pricing for phthalic anhydride and furnace coke noted above. These increases more than offset a $0.5 million charge for the settlement of a contract dispute with a customer. Gross margin for Railroad & Utility Products increased due primarily to higher volumes for railroad crossties.

Depreciation and Amortization.    Depreciation and amortization for 2004 decreased compared to the prior year due primarily to restructuring activities in 2003 which reduced depreciation expense that would have been incurred on impaired assets by approximately $1.2 million in 2004.

Selling, General and Administrative Expense.    Selling, general and administrative expense as a percentage of net sales decreased primarily as a result of higher sales in the current year, plus $1.4 million of bad debt write-offs and $1.3 million of severance charges in the prior year, which offset an increase of $3.0 million as a result of foreign exchange rates and an increase of $2.2 million of management incentive and restricted stock compensation expense in the current year.

Restructuring and Impairment Charges.    During the fourth quarter of 2003 we determined that capacity rationalization was required in our U.S. Carbon Materials & Chemicals business to increase competitiveness. Accordingly, in December 2003 we ceased production at our carbon materials facility in Woodward, Alabama, resulting in a restructuring charge to fourth quarter pre-tax income of $3.1 million. Additionally, during the fourth quarter of 2003 we concluded that our carbon materials port operation in Portland, Oregon was an impaired facility based on its current and long-term economic prospects. The impairment charge for this facility resulted in a charge to fourth quarter pre-tax income of $3.1 million. We also incurred a $1.0 million charge for the impairment of certain storage tanks which were permanently idled due to reduced demand for carbon materials products in U.S. markets. In September 2003, we closed our Logansport, Louisiana wood treating plant due to deteriorating local market conditions. The closure resulted in a $1.3 million restructuring charge in the third quarter. We believe the U.S. market for wood treated utility poles suffers from over-capacity, and will continue to evaluate future productivity and cost reduction initiatives in this and all of our other businesses.

Interest Expense.    Interest expense increased due to higher debt levels in 2004 which more than offset $14.2 million of additional interest expense in 2003 due to the refinancing of our debt. The additional interest expense in 2003 from the refinancing included a call premium, the write-off of deferred financing costs, and additional interest for the period between the receipt of proceeds from the $320 million 9 7/8% Senior Secured Notes due 2013 (the “Senior Secured Notes”) and the redemption of the $175 million 9 7/8% Senior Subordinated Notes due 2007.

Income Taxes.    Our effective income tax rate for the year ended December 31, 2004 increased due primarily to the composition of earnings among U.S. and foreign operations.

Cumulative Effect of Accounting Change.    Effective January 1, 2003, we changed our method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations. Previously, we had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, Koppers now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The cumulative effect of the change on prior years resulted in a charge to income of $18.1 million, net of income taxes of $11.7 million.

Net Income.    Net income for 2004 compared to the same period last year increased due primarily to the January 1, 2003 adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, which resulted in a cumulative effect adjustment for 2003. Additionally, net income before the cumulative effect of accounting change was higher in 2004 due to higher volumes and pricing of certain products, $2.7 million of net income from the consolidation of China which included improved operating results and $1.7 million of net income as a result of higher exchange rates, while net income in 2003 was adversely affected due to certain restructuring, impairment and related charges.

Comparison of Results of Operations for the Years Ended December 31, 2003 and 2002.

Net Sales.    Net sales for the year ended December 31, 2003 were higher than 2002 as both business segments reported sales increases. Net sales for Carbon Materials & Chemicals increased due primarily to approximately $39.8 million in sales from Australian and European operations as a result of the strength of these foreign currencies relative to the dollar. Additionally, sales volumes and pricing for phthalic anhydride increased by 7% and 8%, respectively, while a reduction in volumes for furnace coke of 11% more than offset an increase in pricing for furnace coke of 8%. Net sales for Railroad & Utility Products increased compared to the prior year due primarily to a 12% increase in prices for railroad crossties which more than offset a 5% reduction in volumes for railroad crossties.

Gross Margin After Depreciation and Amortization.    As a percent of net sales, gross profit after depreciation and amortization decreased for both segments. Gross margin for Carbon Materials & Chemicals decreased primarily as a result of approximately $3.1 million of accelerated asset retirement obligations and $1.4 million for the settlement of a lease obligation, all related to the restructuring of the U.S. Carbon Materials & Chemicals operations (see “—Restructuring and Impairment Charges”). These items more than offset the profit realized as a result of the pricing increase for furnace coke noted above and a reversal to profit of approximately $0.7 million of environmental reserves as a result of a reassessment of exposure at one of our facilities. Gross margin as compared to the prior year was also impacted by an increase of approximately $1.7 million in insurance expense for Carbon Materials & Chemicals as a result of lower expense in the prior year due to favorable loss experience. Gross margin for Railroad & Utility Products decreased due to $1.6 million of accelerated asset retirement obligations related to the closure of the Logansport facility. Additionally, insurance expense for Railroad & Utility Products increased approximately $1.7 million as a result of lower expense in the prior year due to favorable loss experience. These additional costs more than offset the effect of the increase in prices for railroad crossties noted above.

Depreciation and Amortization.    Depreciation and amortization for 2003 increased compared to the prior year due to the adoption of SFAS 143, “Accounting for Asset Retirement Obligations,” which resulted in an increase of $3.3 million, and an additional $1.3 million as a result of higher foreign exchange rates which resulted in higher depreciation expense in Australian and European operations.

Selling, General and Administrative Expense.    Selling, general and administrative expense as a percent of net sales increased primarily as a result of approximately $1.3 million in severance charges, $1.4 million of bad debt expense, $2.0 million of higher legal and consulting costs, and $1.5 million of reduced expense in the prior year as a result of retiree health insurance settlements.

Restructuring and Impairment Charges.    During the fourth quarter of 2003 we determined that capacity rationalization was required in our U.S. Carbon Materials & Chemicals business to increase competitiveness. Accordingly, in December 2003 we ceased production at our carbon materials facility in Woodward, Alabama, resulting in a restructuring charge to fourth quarter pre-tax income of $3.1 million. The Woodward facility generated approximately $27.5 million of revenue during 2003. Additionally, during the fourth quarter of 2003 we concluded that our carbon materials port operation in Portland, Oregon is an impaired facility based on its current and long-term economic prospects as a result of recent negotiations with a significant customer. The impairment charge for this facility resulted in a charge to fourth quarter pre-tax income of $3.1 million. We also incurred a $1.0 million charge for the impairment of certain storage tanks which were permanently idled due to reduced demand for carbon materials products in U.S. markets. In September 2003, we closed our Logansport, Louisiana wood treating plant due to deteriorating local market conditions and their impact on volumes and profitability. The closure resulted in a $1.3 million restructuring charge in the third quarter. We believe the U.S. market for wood treated utility poles suffers from over-capacity, and will continue to evaluate future productivity and cost reduction initiatives in this and all of our other businesses. Our Logansport facility generated approximately $2.0 million of revenue during 2003.

Other Income.    Other income consists of the energy tax credits as a result of the transaction at our Monessen, Pennsylvania facility. The reduction for 2003 was due to the expiration of the tax credits at the end of 2002.

Interest Expense.    Interest expense increased due to a call premium of $5.8 million on our old bonds, the write-off of deferred financing charges of $6.4 million, and additional interest of $2.0 million for the period between the receipt of proceeds from the Senior Secured Notes and the redemption of the $175 million 9 7/8% Senior Subordinated Notes due 2007. (See “—Liquidity and Capital Resources.”)

Income Taxes.    Our effective income tax rate for the year ended December 31, 2003 decreased due primarily to domestic pre-tax losses, which resulted in an increase in foreign tax expense as a percentage of total taxes. Due to our legal structure, foreign tax credits are not fully available to offset taxable income generated by Australian operations.

Cumulative Effect of Accounting Change.    Effective January 1, 2003, we changed our method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations. Previously, we had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, we now recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The cumulative effect of the change on prior years resulted in a charge to income of $18.1 million, net of income taxes of $11.7 million.

Net Income.    Net income for 2003 compared to the same period last year decreased due to (i) restructuring, impairment and capacity rationalization charges in the U.S. segments as a result of weakened business conditions in the carbon materials and utility pole businesses; (ii) the write-off of deferred financing charges and the payment of a call premium due to the refinancing of our debt; (iii) an increase in bad debt expense; (iv) a decrease in other income due to the expiration of the energy tax credits; and (v) the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, which resulted in a cumulative effect adjustment.

Liquidity and Capital Resources

On November 12, 2004, KI Holdings Inc. was incorporated. On November 18, 2004, all of the common and preferred stock of Koppers Inc. was converted into shares of common and preferred stock of KI Holdings Inc.

On November 18, 2004, KI Holdings issued and sold $203.0 million aggregate principal amount at maturity ($125.5 million gross proceeds) of 9 7/8% Senior Discount Notes due 2014 (the “Senior Discount Notes”). A portion of the cash proceeds was used to pay a $95 million dividend to KI Holdings’ stockholders. The approximately $25.5 million remainder was retained for general corporate purposes, which could include dividends, acquisitions or working capital requirements. KI Holdings has no direct operations and no significant assets other than cash remaining from the proceeds of the Senior Discount Notes and the stock of Koppers Inc. It depends on the dividends from the earnings of Koppers Inc. and its subsidiaries to generate the funds necessary to meet its financial obligations, including payments of principal, interest and other amounts on the Senior Discount Notes. The terms of Koppers Inc.’s senior secured credit facility prohibit Koppers Inc. from paying dividends and otherwise transferring assets except for certain limited dividends. Further, the terms of the indenture governing the Senior Secured Notes significantly restrict Koppers Inc. from paying dividends and otherwise transferring assets to KI Holdings. For example, Koppers’ ability to make such payments under its indenture is governed by a formula based, in part, on 50% of its consolidated net income. In addition, as a condition to making such payments based, in part, on such formula, Koppers Inc. must have a ratio of EBITDA (as defined in the indenture governing the Senior Secured Notes) to interest expense of at least 2.0 to 1.0, after giving effect to any such payments, and must not be in default under that indenture.

Our liquidity needs are primarily for debt service, working capital, capital maintenance and acquisitions. We believe that our cash flow from operations and available borrowings under our bank credit facilities will be sufficient to fund our anticipated liquidity requirements for at least the next twelve months. In the event that the foregoing sources are not sufficient to fund its expenditures and service its indebtedness, we would be required to raise additional funds.

As of December 31, 2004, we had $41.8 million of cash and cash equivalents and $31.4 million of unused revolving credit availability for working capital purposes after restrictions by various debt covenants and letter of credit commitments. As of December 31, 2004, $18.9 million of commitments were utilized by outstanding standby letters of credit.

Net cash provided by operating activities increased compared to the prior year as higher net income before cumulative effect of accounting change and an increase in the utilization of deferred taxes were partially offset by an increase in working capital in 2004 of $16.0 million compared to an increase in working capital in 2003 of $7.5 million, an $8.6 million increase in pension funding in 2004, and a $2.0 million payment for the extension of the indemnity agreement with Beazer (see “—Environmental and Other Liabilities Retained or Assumed by Others”).

Capital expenditures were higher than the prior year due primarily to an increase in capital expenditures in the U.S. carbon materials business.

Net cash used in financing activities in 2004 related to the issuance of the Senior Discount Notes to pay a $95.0 million dividend, revolver borrowings of $49.9 million to provide for the payment of $33.4 million in dividends, the repayment of $8.0 million of the term loan, the purchase of $1.5 million of common stock, and the payment of $5.6 million of deferred financing costs. Net cash provided by financing activities in the prior year related to the issuance of $320 million of Senior Secured Notes to provide for the redemption of $175 million of notes due in 2007, a reduction in the amount of bank debt, payment of $48.1 million of dividends, $9.0 million of purchases of stock from retirees, and the payment of $16.1 million of deferred financing costs.

Legal Matters

We are involved in litigation and various proceedings relating to antitrust matters, environmental laws and toxic tort matters.

Government Investigation.    On December 4, 2002 European Commission (“EC”) representatives visited the offices of our subsidiaries located in Nyborg, Denmark and Scunthorpe, England and obtained documents pursuant to legal process as part of an investigation of industry competitive practices concerning pitch, creosote and naphthalene. The United States Department of Justice (“DOJ”) also served a subpoena for similar documents at our headquarters in Pittsburgh, Pennsylvania. We also contacted and coordinated with the Canadian Competition Bureau (“CCB”). We have cooperated with the EC, DOJ and CCB in their respective investigations. In 2004, the DOJ returned the documents which we had produced. The return of such documents indicates that the DOJ’s investigation has been terminated. We have had no recent communications with the CCB. As a result of our cooperation, (i) in February 2003, the EC granted our request for exemption from penalties for any infringement the EC may have found as a result of its investigation concerning pitch; (ii) in April 2003, DOJ granted our request for exemption from prosecution for any infringement DOJ may have found as a result of imports of pitch, creosote and naphthalene, or the purchase for export of coal tar used to produce these products; and (iii) in April 2003, the CCB granted us a provisional guarantee of immunity from fines under the Canadian Competition Act with respect to the supply and sale of tar pitch, naphthalene, creosote oil and carbon black feedstock prior to 2001. These grants of immunity by the EC, DOJ and CCB apply to any government fine or penalty related to each country’s investigation of industry competitive practices. Our failure to comply with the applicable conditions that were attached to these grants of immunity could have subjected us to fines if (and to the extent that) the investigations continued. Such fines, if assessed against us, could have had a material adverse effect on our business, financial condition, cash flows and results of operations. For example, the EC has the authority to assess fines in an amount up to 10% of a company’s worldwide sales. The DOJ and CCB also have the authority to assess significant fines.

In January 2005, the EC advised us that it had closed its investigation without prejudice to its right to re-open such investigation if new facts come to light.

In April 2005, the New Zealand Commerce Commission (the “NZCC”) filed a Statement of Claim in the High Court of New Zealand against a number of corporate and individual defendants, including Koppers Arch Wood Protection (NZ) Limited (“KANZ”), Koppers Arch Investments Pty Limited (“Koppers Arch Investments”), Koppers Australia Pty Limited, TPL Limited, Nufarm Limited, Nufarm Australia Limited,

Osmose New Zealand Limited, Osmose Australia Pty Limited and a number of current and former employees of such companies. This followed an investigation by the NZCC into the competitive practices of the wood preservative industry in New Zealand. The Statement of Claim contains a number of separate causes of action relating to alleged violations of the New Zealand Commerce Act of 1986 (the “Act”). The NZCC seeks, among other things, (i) pecuniary penalties for each cause of action in an unspecified amount pursuant to the Act, (ii) injunctions restraining defendants from further anticompetitive conduct, (iii) orders barring the named individual defendants from certain future corporate positions and (iv) reimbursement of legal costs. The Act provides that the NZCC may seek pecuniary penalties against each corporate defendant for each cause of action not to exceed the higher of (i) $NZ10,000,000, (ii) three times the commercial gain from the contravention or (iii) 10% of the turnover of the corporate defendant and all interconnected companies. KANZ is seeking to cooperate with the NZCC. Although it is likely that penalties will be ordered by the High Court as a result of the proceedings, we do not currently have enough information to determine the amount of any such penalties. Such penalties, if ordered, could have a material adverse effect on the business, financial condition, cash flows and results of operations of those companies. Except as set forth above, we are not currently aware of any other claims (civil or governmental) related to competitive practices in New Zealand. Such other claims, if filed and resolved unfavorably, could have a material adverse effect on the business, financial condition, cash flows and results of operations of KANZ and its interconnected companies.

Koppers Arch Wood Protection (Aust) Pty Limited (“Koppers Arch Australia”) has also made an application for leniency under the Australian Competition and Consumer Commission’s (the “ACCC”) policy for cartel conduct. The ACCC has granted immunity to Koppers Arch Australia, subject to the fulfillment of certain conditions, such as, but not limited to, continued cooperation. If the conditions are not fulfilled, Koppers Arch Australia may be penalized for any violation of the competition laws of Australia. Such penalties, if assessed against Koppers Arch Australia, could have a material adverse effect on its business, financial condition, cash flows and results of operations.

KANZ and Koppers Arch Australia are majority-owned subsidiaries of Koppers Arch Investments, which is an Australian joint venture owned 51% by World-Wide Ventures Corporation (a subsidiary of ours) and 49% by Hickson Nederland BV. KANZ and Koppers Arch Australia manufacture and market wood preservative products throughout New Zealand and Australia, respectively.

Pacific Century.    A subsidiary of Koppers Australia has been named as a defendant in a breach of contract and negligence lawsuit filed by Pacific Century in Queensland, Australia related to the sale of approximately 127,000 vineyard trellis posts. The complaint claims that certain posts were defective in that they either had decay, excessive bark or were less than the minimum specified size. In addition, plaintiff alleges violations of the Australian Timber Utilization and Marketing Act. Plaintiff is seeking damages in the amount of AU$6.6 million (approximately US$5.1 million) for, among other things, the costs of removing and replacing such trellis posts. Plaintiff has also filed a lawsuit against the constructor of the vineyard trellises, which lawsuit has been consolidated with its claim against us. Discovery in the case is ongoing and there can be no assurance that an unfavorable resolution of this matter will not have a material adverse effect on our business, financial condition, cash flows and results of operations.

Product Liability Cases

We, along with other defendants, have been named as a defendant in eleven cases in Pennsylvania and four cases in Texas in which the plaintiffs claim they suffered a variety of illnesses (including cancer) as a result of exposure to one or more of the defendants’ products, including coal, coke and coal tar pitch. The cases are in the early stages of discovery, and therefore no determination can currently be made as to the likelihood or extent of any liability to us. Although we intend to vigorously defend these cases, there can be no assurance that an unfavorable resolution of these matters will not have a material adverse effect on our business, financial condition, cash flows and results of operations.

Other Matters

Dividend Payments and Stock Redemption.    In November 2004 we declared and paid a dividend totaling $95.0 million ($30.99 per share to common and preferred). In July 2004 we declared and paid a dividend totaling $8.5 million ($2.86 per share to common and preferred). We paid a $25 million dividend ($8.00 per share to common and preferred) in January 2004 which had been declared in December 2003. Additionally, pursuant to a redemption offer we repurchased approximately 45,000 shares of common stock in April 2004 for a total of approximately $0.7 million.

Stock Purchases by Directors/Restricted Stock Grants to Senior Management.    In August 2004 three members of our Board of Directors each purchased 5,000 shares of the Company’s common stock at the current fair value. Additionally, in August 2004 we granted 135,000 restricted stock units to certain officers, of which 20% vested August 31, 2004. The remaining units will vest annually at a rate of 20% per year. We recorded $0.7 million of compensation expense for the vesting of restricted stock grants and the issuance of 8,000 shares of common stock to certain officers during 2004.

Pension Funding.    We contributed approximately $14.7 million to our U.S. defined benefit pension plans in 2004. Our estimates of our defined benefit pension plan contributions reflect the provisions of the Pension Funding Equity Act of 2004, which was enacted in April 2004.

Restructuring Reserves.    During 2003 we incurred restructuring and impairment charges of $8.5 million, of which $0.7 were cash charges for severance and related charges. At December 31, 2004 all of the cash charges have been paid and there are no remaining reserves.

Consolidation of Koppers China.    In 1999 we entered into a joint venture agreement with TISCO to rehabilitate and operate a tar distillation facility in China. Koppers China is 60% owned by us and began production of coal tar products in 2001. Contributions of cash, engineering services and acquisition costs for the joint venture total $10.5 million to date. In June 2001, we entered into an agreement with TISCO whereby TISCO assumed control of Koppers China through December 31, 2003. We chose to delay development of the carbon pitch export market due to the restructuring of the North American aluminum smelting capacity. In the interim, TISCO assumed responsibility for the joint venture to develop the domestic Chinese market. During this period, TISCO bore all responsibility for the operations and management of the facility, as well as the net income or loss, except for our pro rata share of depreciation, amortization and income taxes of the joint venture. Accordingly, we changed our method of accounting from consolidation to the equity method effective June 2001 to reflect this change in our ability to control Koppers China.

On January 1, 2004, we resumed control of Koppers China, which resulted in the consolidation of Koppers China in our financial statements beginning in the first quarter of 2004. For the twelve months ended December 31, 2004 sales and net income for Koppers China were $25.5 million and $2.7 million, respectively. We anticipate that the profitability of Koppers China will be negatively impacted by the slowing of the Chinese economy and lower selling prices for certain products in the near term.

Interest Rate Swap.    In January 2004 we entered into an interest rate swap agreement for $50 million of the Senior Secured Notes in order to protect a portion of the debt against changes in fair value due to changes in the benchmark interest rate. The agreement is designed to receive fixed 9.875% and pay floating six-month LIBOR rates plus a spread of 5.395% with semiannual settlements through October 2013. Changes in the fair value of the interest rate swap are expected to offset changes in the fair value of the Senior Secured Notes. The impact on the twelve months ended December 31, 2004 was to lower interest expense by approximately $1.1 million. The fair value of the swap agreement at December 31, 2004 was a liability of $0.9 million.

Stock Redemptions.    For the year ended December 31, 2004, stock redemptions for terminated management investors, including retirees, totaled $1.3 million. On February 27, 2004 the Stockholders’ Agreement was amended to make the redemption of common stock from the Management Investors at our option after the effective date of the amendment. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Impact of Deferred Taxes.    Based on our earnings history, along with the implementation of various tax planning strategies, we believe the deferred tax assets on our consolidated balance sheet at December 31, 2004 are realizable.

Foreign Operations and Foreign Currency Transactions.    We are subject to foreign currency translation fluctuations due to our foreign operations. Exchange rate fluctuations for fiscal years 2004, 2003 and 2002 resulted in increases to comprehensive income of $5.6 million, $22.6 million and $9.7 million, respectively. We economically hedge certain firm commitments denominated in foreign currencies for periods up to twelve months, depending on the anticipated settlement dates of the related transactions. Forward exchange contracts are utilized to hedge these transactions, and all such contracts are marked to market with the recognition of a gain or loss at each reporting period. Therefore, at December 31, 2004 and 2003 there were no deferred gains or losses on hedging of foreign currencies. The fair value of derivatives at December 31, 2004 and 2003 was $0.1 million and $0.3 million, respectively, and is included in Other Current Assets and Other Current Liabilities. For the years ended December 31, 2004, 2003 and 2002, $0.0 million, $0.2 million and $0.0 million, respectively, of losses on forward exchange contracts are included in cost of sales. Realized foreign exchange gains for the years ended December 31, 2004, 2003 and 2002 amounted to $0.4 million, $0.3 million and $0.1 million, respectively.

Seasonality; Effects of Weather.    Our quarterly operating results fluctuate due to a variety of factors that are outside our control, including inclement weather conditions, which in the past have affected operating results. Operations at several facilities have been halted for short periods of time during the winter months. Moreover, demand for some of our products declines during periods of inclement weather. As a result of the foregoing, we anticipate that we may experience material fluctuations in quarterly operating results.

Schedule of Certain Contractual Obligations

The following table details our projected payments for our significant contractual obligations as of December 31, 2004. The table is based upon available information and certain assumptions we believe are reasonable.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Long-Term Debt	$588.8	$23.1	$33.7	$—	$532.0
Operating Leases	94.3	23.5	35.3	22.2	13.3
Environmental Fines	1.5	1.5	—	—	—
Beazer Indemnity Extension	5.0	2.0	3.0	—	—
Interest on Debt	388.5	35.0	67.0	64.3	222.2
Pension Funding (1)	45.7	11.1	20.9	13.7	—
Purchase Commitments (2)	536.1	124.1	227.7	134.9	49.4
Stock Liability (3)	0.8	0.4	0.4	—	—

Total Contractual Cash Obligations	$1,660.7	$220.7	$388.0	$235.1	$816.9

(1)	Based on projected global contribution requirement for 2005 and projected U.S. contributions only for years beyond 2005.

(2)	Consists primarily of raw materials purchase contracts. These are typically not fixed price arrangements; the prices are based on the prevailing market prices. As a result we generally expect to be able to hedge the purchases with sales at those future prices.

(3)	Represents commitments to purchase common stock at December 31, 2004. On February 27, 2004 the Stockholders’ Agreement was amended to make the redemption of common stock from the Management Investors at our option, after the effective date of the amendment.

Schedule of Certain Other Commercial Commitments

The following table details our projected payments for other significant commercial commitments as of December 31, 2004. The table is based upon available information and certain assumptions we believe are reasonable.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Lines of Credit (Unused)	$36.9	$31.4	$—	$—	$5.5
Standby Letters of Credit	18.9	18.9	—	—	—

Total Other Commercial Commitments	$55.8	$50.3	$—	$—	$5.5

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of revenues and expenses, assets and liabilities, and the disclosure of contingent liabilities. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Our management’s estimates are based on the relevant information available at the end of each period.

Long-Lived Assets.    Our management periodically evaluates the net realizable value of long-lived assets, including property, plant and equipment, based on a number of factors including operating results, projected future cash flows and business plans. We record long-lived assets at the lower of cost or fair value, with fair value based on assumptions concerning the amount and timing of estimated future cash flows. Since judgment is involved in determining the fair value of fixed assets, there is a risk that the carrying value of our long-lived assets may be overstated.

Goodwill.    Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, under which goodwill is no longer amortized but is assessed for impairment at least on an annual basis. In making this assessment, management relies on various factors, including operating results, estimated future cash flows, and business plans. There are inherent uncertainties related to these factors and in our management’s judgment in applying them to the analysis of goodwill impairment. Since management’s judgment is involved in performing goodwill impairment analyses, there is risk that the carrying value of goodwill is overstated.

Goodwill valuations are performed using an average of actual and projected operating results of the relevant reporting units. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods. Additionally, disruptions to our business such as prolonged recessionary periods or unexpected significant declines in operating results of the relevant reporting units could result in charges for goodwill and other asset impairments in future periods.

Revenue Recognition.    We recognize revenue from product sales at the time of shipment or when title passes to the customer. We recognize revenue related to the procurement of certain untreated railroad crossties upon transfer of title, which occurs upon delivery to our plant and acceptance by the customer. Service revenue, consisting primarily of wood treating services, is recognized at the time the service is provided.

Inventories.    In the United States, Carbon Materials & Chemicals (excluding furnace coke) and Railroad & Utility Products inventories are valued at the lower of cost, utilizing the last-in, first-out basis, or market. Inventories outside the United States are valued at the lower of cost, utilizing the first in, first-out basis, or market. Market represents replacement cost for raw materials and net realizable value for work in process and finished goods. Last-in, first-out inventories constituted approximately 59% and 55% of the first-in, first-out inventory value at December 31, 2004 and 2003, respectively.

Accrued Insurance.    We are insured for property, casualty and workers’ compensation insurance up to various stop loss amounts after meeting required retention levels. Losses are accrued based upon estimates of the liability for the related retentions for claims incurred using certain actuarial assumptions followed in the insurance industry and based on our experience. In the event we incur a significant number of losses beyond the coverage retention limits, additional expense beyond the actuarial projections would be required.

Pension and Postretirement Benefits.    Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided far into the future and allocating that cost over the time period each employee works. This calculation requires extensive use of assumptions regarding inflation, investment returns, mortality, medical costs, employee turnover and discount rates. In determining the expected return on plan assets assumptions, we evaluate long-term actual return information, the mix of investments that comprise plan assets and estimates of future investment returns. In selecting rates for current and long-term health care assumptions, we take into consideration a number of factors including our actual health care cost increases, the design of our benefit programs, the characteristics of our active and retiree populations and expectations of inflation rates. Since these items require our management’s judgment, the related liabilities currently recorded by us could be lower or higher than amounts ultimately required to be paid.

Accounts Receivable.    We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. In circumstances where we become aware of a specific customer’s inability to meet its financial obligations, a specific reserve for bad debts is recorded against amounts due. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Environmental Liabilities.    We are subject to federal, state, local and foreign laws and regulations and potential liabilities relating to the protection of the environment and human health and safety, including, among other things, the cleanup of contaminated sites, the treatment, storage and disposal of wastes, the discharge of effluent into waterways, the emission of substances into the air and various health and safety matters. We expect to incur substantial costs for ongoing compliance with such laws and regulations. We may also face governmental or third-party claims, or otherwise incur costs, relating to cleanup of, or for injuries resulting from, contamination at sites associated with past and present operations. We accrue for environmental liabilities when a determination can be made that they are probable and reasonably estimable. Total environmental reserves at December 31, 2004 and December 31, 2003 were approximately $4.7 million and $7.5 million, respectively, which include provisions primarily for environmental fines and soil remediation.

Legal Matters.    We record liabilities related to legal matters when an adverse outcome is probable and reasonably estimable. To the extent we anticipate favorable outcomes to these matters which ultimately result in adverse outcomes, we could incur material adverse impacts on earnings and cash flows. Since such matters require significant judgments on the part of management, the recorded liabilities could be lower than what is ultimately required.

Asset Retirement Obligations.    We measure asset retirement obligations based upon the applicable accounting guidance, using certain assumptions including estimates regarding the recovery of residues in storage tanks. In the event that operational or regulatory issues vary from our estimates, we could incur additional significant charges to income and increases in cash expenditures related to the disposal of those residues.

Deferred Tax Assets.    At December 31, 2004, our balance sheet includes $60.3 million of deferred tax assets. We have determined that no reserve is required for these deferred tax assets, based on future earnings projections. To the extent that we encounter unexpected difficulties in market conditions, adverse changes in regulations affecting our businesses and operations, adverse outcomes in legal and environmental matters, or any other unfavorable conditions, the projections for future taxable income may be overstated and we may be required to record a valuation allowance related to these deferred tax assets which could have a material adverse effect on income in the future.

Recently Issued Accounting Guidance

In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN No. 47”). FIN No. 47 clarifies that the term conditional obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN No. 47 requires that the uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective for fiscal years ending after December 15, 2005. We have not yet determined the impact, if any, of the adoption of FIN No. 47 on our financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payments (“SFAS 123R”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. We are required to adopt the new standard in the first interim period beginning after June 15, 2005. We have not yet determined the impact, if any, of the adoption of SFAS 123R on our financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion 29 (“SFAS 153”). SFAS 153 requires that exchanges of nonmonetary assets be measured based on the fair values of the assets exchanged, and eliminates the exception to this principle under APB Opinion 29 for exchanges of similar productive assets. We are required to adopt the new standard in the first interim period beginning after June 15, 2005. We do not expect the adoption of SFAS 153 to have a material effect on our financial statements.

In December 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. We are required to adopt the new standard in the fiscal year beginning after June 15, 2005. We have not yet determined the impact, if any, of the adoption of SFAS 151 on our financial statements.

In May 2004, the FASB issued Staff Position No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP 106-2”). This Act was signed into law by the President on December 8, 2003 and introduces a prescription drug benefit plan under Medicare Part D as well as a federal subsidy to sponsors of retiree health benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 provides guidance on how companies should account for the impact of the Act on their postretirement health care plans. To encourage employers to retain or provide postretirement drug benefits, beginning in 2006 the federal government will provide non-taxable subsidy payments to employers that sponsor prescription drug benefits to retirees that are actuarially equivalent to the Medicare benefit. FSP 106-2 is effective for interim or annual financial statements beginning after June 15, 2004. We have determined that the benefits provided under our plans are not actuarially equivalent to Medicare Part D. Therefore, the Act has been determined to have no impact on the net periodic postretirement benefit cost included in our financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures About Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132. This statement requires additional disclosure about the assets, obligations, cash flow and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. This statement also requires interim disclosure of the net periodic benefit cost and actual or expected employer contributions. The standard is effective for fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, effective for the fiscal period beginning after December 15, 2003. Statement No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. To the extent that we are required to purchase shares of common stock, the adoption of Statement No. 150 required us to classify common stock subject to redemption as a liability as of January 1, 2004. Prospectively, changes in the liability with the exception of redemptions are included in pre-tax income.

Prior to February 27, 2004 the Stockholders’ Agreement required us to redeem shares of common stock owned by officers, directors, and our current and former employees upon a Management Investor’s ceasing for any reason to be employed by us. On February 27, 2004 the Stockholders’ Agreement was amended to make the redemption of common stock from such Management Investors at our option.

The initial adoption of Statement No. 150 resulted in the recognition of a liability in the amount of $13.2 million for shares with a mandatory redemption requirement. At December 31, 2004 after giving effect to the amendment to the Stockholders’ Agreement as noted above, the remaining liability was $0.8 million based on prior commitments to redeem shares. Due to the amendment, $11.2 million was reclassified to capital in excess of par value to reflect the elimination of the mandatory redemption requirement.

Effective January 1, 2003, we changed our method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations. Previously, we had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, we now recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The cumulative effect of the change on prior years resulted in a charge to income of $18.1 million, net of income taxes of $11.7 million.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN No. 46”). FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, FASB issued a revision to FIN No. 46; for us, the revised provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2004. We do not expect that the adoption of FIN No. 46 will have a material impact on our financial position, cash flows or results of operations.

In April 2002, the Financial Accounting Standards Board issued Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, effective for fiscal years beginning after June 15, 2002. For most companies, Statement No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. Statement No. 145 also amends Statement No. 13 to require that certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for subleases when the original lessee remains a secondary obligor (or guarantor). In addition, the FASB rescinded Statement No. 44, which addressed the accounting for intangible assets of motor carriers and made numerous technical corrections. Our adoption of Statement No. 145 resulted in charges of $12.2 million during 2003 to income from continuing operations for costs related to extinguishment of debt rather than as an extraordinary item.

Environmental and Other Liabilities Retained or Assumed by Others

We have agreements with former owners of certain of our operating locations under which the former owners retained or assumed and agreed to indemnify us against certain environmental and other liabilities. The most significant of these agreements was entered into at Koppers’ formation on December 28, 1988 (the “Acquisition”). Under the related asset purchase agreement between us and Beazer East, subject to certain limitations, Beazer East retained the responsibility for and agreed to indemnify us against certain liabilities, damages, losses and costs, including, with certain limited exceptions, liabilities under and costs to comply with environmental laws to the extent attributable to acts or omissions occurring prior to the Acquisition (the “Indemnity”). Beazer Limited unconditionally guaranteed Beazer East’s performance of the Indemnity pursuant to a guarantee (the “Guarantee”). Beazer Limited became a wholly owned indirect subsidiary of Hanson PLC on December 4, 1991. In 1998, Hanson PLC purchased an insurance policy under which the funding and risk of certain environmental and other liabilities relating to the former Koppers Company, Inc. operations of Beazer East (which includes locations purchased from Beazer East by us) are underwritten by Centre Solutions (a member of the Zurich Group) and Swiss Re.

The Indemnity provides different mechanisms, subject to certain limitations, by which Beazer East is obligated to indemnify us with regard to certain environmental and other liabilities and imposes certain conditions on us before receiving such indemnification, including certain limitations regarding the time period as to which claims for indemnification can be brought. In July 2004, we entered into an agreement with Beazer East to amend the December 29, 1988 asset purchase agreement to provide, among other things, for the continued tender of pre-closing environmental liabilities to Beazer East under the Indemnity through July 2019. As consideration for the agreement, we will pay Beazer East four installments over three years totaling $7 million and share toxic tort litigation costs arising from any sites acquired from Beazer East. The first payment of $2 million was made in July 2004.

Contamination has been identified at most of our manufacturing and other sites. Three sites owned and operated by us in the United States, as well as one former site, are listed on the National Priorities List promulgated under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”). The sites include our Gainesville, Florida wood treating facility; our Galesburg, Illinois wood treating facility; our Florence, South Carolina wood treating facility; and our former Feather River, California wood treating facility. Currently, at the properties acquired from Beazer East (which include all of the National Priorities List sites and all but one of the Resource Conservation and Recovery Act (“RCRA”)-permitted sites), substantially all investigative, cleanup and closure activities are being conducted and paid for by Beazer East pursuant to the terms of the Indemnity. In addition, other of our sites are or have been operated under RCRA and various other environmental permits, and remedial and closure activities are being conducted thereat.

To date, the parties that retained, assumed or agreed to indemnify us against the liabilities referred to above have performed their obligations in all material respects. We believe that for the last three years amounts paid by Beazer East as a result of its environmental remediation obligations under the Indemnity have averaged in total approximately $11.6 million per year. If for any reason (including disputed coverage or financial incapability) one or more of such parties fail to perform their obligations and we are held liable for or otherwise required to pay all or part of such liabilities without reimbursement, the imposition of such liabilities on us could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, if we were required to record a liability with respect to all or a portion of such matters on our balance sheet, the amount of our total liabilities could exceed the book value of our assets by an additional amount that could be significant.

Also, contamination has been detected at certain of our Australian facilities. These sites include our tar distillation facility in Mayfield, NSW, Australia and our wood protection chemicals facility in Trentham, Victoria, Australia, which has been listed on the Victorian register of contaminated sites. Our total reserves include $1 million for the estimated remediation costs at these sites.

Grenada.    We, together with various co-defendants (including Beazer East), have been named as a defendant in four toxic tort lawsuits in various state courts in Mississippi and in two toxic tort lawsuits in federal court in Mississippi arising from the operation of Grenada. The complaints allege that plaintiffs were exposed to harmful levels of various toxic chemicals, including creosote, pentachlorophenol and dioxin, as a result of soil, surface water and groundwater contamination and air emissions from the Grenada facility and, in the state court cases, from an adjacent manufacturing facility operated by Heatcraft, Inc. In the state court actions, which include a total of approximately 115 plaintiffs, each plaintiff seeks compensatory damages from the defendants of at least $5 million for each of seven counts and punitive damages of at least $10 million for each of three counts. In the federal case action referred to as the Beck case, there were originally a total of approximately 110 plaintiffs. Pursuant to an Order granting defendants’ Motion to Sever, the Court dismissed the claims of 98 plaintiffs without prejudice to their right to refile their Complaints. Each plaintiff in the Beck case seeks compensatory damages from the defendants in an unspecified amount and punitive damages of $20 million for each of four counts. In the federal case action referred to as the Ellis case, there are approximately 1,130 plaintiffs. Each plaintiff in the Ellis case seeks compensatory damages from the defendants of at least $5 million for each of seven counts and punitive damages of at least $10 million for each of three counts. Based on our experience in defending previous toxic tort cases (including our victory in similar litigation involving Green Spring and our recent dismissal without prejudice from similar litigation involving Somerville, as noted below), we do not believe that the damages sought by the plaintiffs in the state court and federal court actions are supported by the facts of the cases. We are seeking to transfer venue of the state court cases to Grenada County, Mississippi. The venue issue is currently on appeal to the Mississippi Supreme Court. During the pendency of the appeal, discovery in the state court cases has been stayed. On April 22, 2005, plaintiffs in two of the four state court cases advised the Mississippi Supreme Court that they were withdrawing their objections to a transfer of venue to Grenada County. Plaintiffs in these two state court cases also consented to separate trials (instead of consolidated trials) of their respective claims. Discovery in the federal court cases has also been stayed. However, discovery with respect to 12 plaintiffs has been proceeding in the Beck federal case. The Court recently granted the defendants’ Motion to Sever in the Beck case, holding that the claims of the 12 Beck plaintiffs must be tried separately. Prior to the granting of such Motion to Sever on April 14, 2005, the trials of the 12 Beck plaintiffs were scheduled to commence in October 2005. It is expected that the trial of the first Beck plaintiff will occur in October 2005. Although we intend to vigorously defend these cases, there can be no assurance that an unfavorable resolution of this matter will not have a material adverse effect on our business, financial condition, cash flows and results of operations.

Stickney.    The Illinois Environmental Protection Agency (“IEPA”) has requested that we respond to certain requests for information and conduct a phased investigation of soil and groundwater at our Stickney, Illinois carbon materials and chemicals facility. The IEPA advised us that it made such request as a result of a reported release of oil-like material from our property into an adjacent canal. We have not yet agreed to conduct such investigation. If we refuse to conduct such investigation, the IEPA has advised us that it may elect to undertake such investigation itself or it may pursue formal enforcement against us.

Somerville.    We, along with Burlington Northern and Santa Fe Rail Way Company and Solvents and Chemicals, Inc., were named in a total of 11 toxic tort lawsuits by a total of approximately 30 plaintiffs that were filed in various state courts in Texas by individuals claiming to be residents of Somerville, Texas. The complaints alleged that plaintiffs suffered personal injuries resulting from exposure to chemicals used at Somerville. The plaintiffs sought actual damages and punitive damages in an unspecified amount from the defendants. We have been voluntarily dismissed without prejudice by the plaintiffs from all of the Somerville lawsuits. The lawsuits are proceeding against the remaining defendants.

Other Environmental Matters

In October 1996, we received a Clean Water Act information request from the U.S. Environmental Protection Agency (“EPA”). This information request asked for comprehensive information on discharge permits, applications for discharge permits, discharge monitoring reports and the analytical data in support of the reports and applications. EPA subsequently alleged that we violated various provisions of the Clean Water Act. We subsequently agreed, among other things, to a $2.9 million settlement, payable in three annual installments. The first two payments, totaling $1 million each, were made in April 2004 and 2003, respectively. The final payment of $0.9 million was made in April 2005.

Additionally, during an investigation we initiated at our Woodward Coke facility prior to its closure in January 1998, it was discovered that certain environmental records and reports related to the discharge of treated process water contained incomplete and inaccurate information. Corrected reports were submitted to the State of Alabama and EPA, which resulted in a complaint against us by EPA alleging certain civil and criminal violations of applicable environmental laws. We subsequently entered into a plea agreement and a related compliance agreement addressing this matter, which together provide, among other things, for the payment by us of a $2.1 million fine payable to the government and $0.9 million in restitution payable to the Black Warrior-Cahaba Rivers Land Trust in three equal annual installments beginning in December 2002. Our plea was entered in August 2002 and the sentencing occurred in December 2002. At the sentencing, the court, among other things, approved the terms of the plea agreement previously negotiated between us and EPA. The first two payments, totaling $1.0 million each, were made in December 2003 and 2002, respectively. The final payment of $1.0 million was completed in January 2005. A failure on our part to comply with the terms of the compliance agreement, plea agreement and probation could lead to significant additional costs and sanctions, including the potential for our suspension or debarment from governmental contracts.

Other Business Matters

There are currently no known viable substitutes for carbon pitch in the production of carbon anodes. However, in 2000, our largest carbon pitch customer announced that it was actively pursuing alternative anode technology that would eliminate the need for carbon pitch as an anode binder. No commercial development of this technology has occurred since this announcement. Although management does not believe that this alternative technology will be developed and used widely within the next five years, the potential development and implementation of this new technology could seriously impair our ability to profitably market carbon pitch and related co-products. Approximately 75% of our carbon pitch is sold to the aluminum industry under long-term contracts typically ranging from three to four years.

Global restructuring in the electrode and aluminum markets has resulted in reduced consumption volumes of carbon pitch in domestic markets. As a result, during 2003 we ceased production at our carbon materials facility in Woodward, Alabama and also determined that our port facility in Portland, Oregon is an impaired facility. As a result, restructuring and impairment charges of $7.2 million and related charges of $4.9 million were recorded to pre-tax income in the fourth quarter of 2003 for the Carbon Materials and Chemicals segment.

Over the last several years, utility pole demand has dropped as utilities in the United States and Australia have reduced spending due to competitive pressures arising from excess capacity and deregulation. It is expected that excess capacity and deregulation will continue to negatively affect both new and replacement pole installation markets.

Quantitative and Qualitative Disclosures About Market Risk

Like other global companies, we are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. The objective of our financial risk management is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on our earnings, cash flows and equity.

To manage the interest rate risks, we use a combination of fixed and variable rate debt. This reduces the impact of short-term fluctuations in interest rates. To manage foreign currency exchange rate risks, we enter into foreign currency debt instruments that are held by our foreign subsidiaries. This reduces the impact of fluctuating currencies on net income and equity. We also use forward exchange contracts to hedge firm commitments up to twelve months. Forward exchange contracts are utilized to hedge these transactions, and all such contracts are marked to market with the recognition of a gain or loss at each reporting period.

As required by the Securities and Exchange Commission (“SEC”) rules, the following analyses present the sensitivity of the market value, earnings and cash flows of our financial instruments and foreign operations to hypothetical changes in interest and exchange rates as if these changes occurred at December 31, 2004 and 2003. The range of changes chosen for these analyses reflects our view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate and exchange rate assumptions. These forward-looking statements are selective in nature and only address the potential impacts from financial instruments and foreign operations. They do not include other potential effects that could impact our business as a result of these changes.

Interest Rate and Debt Sensitivity Analysis.    Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. As described in Note 3 of our Notes to Consolidated Financial Statements, we have both fixed and variable rate debt to manage interest rate risk and to minimize borrowing costs. In January 2004, we also entered into an interest rate swap arrangement with respect to $50 million of the Senior Secured Notes. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”)

At December 31, 2004, we had $400.8 million of fixed rate debt and $112.0 million of variable rate debt (including the swap). At December 31, 2003 we had $278.3 million of fixed rate debt and $66.9 million of variable rate debt (including the swap referred to above). Our ratio of variable rate debt at December 31, 2004, including the interest rate swap referred to above, was approximately 22%, reflecting a small increase in the ratio from 20% in the previous period. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows. For variable rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant.

Holding other variables constant (such as debt levels and foreign exchange rates), a one percentage point decrease in interest rates at December 31, 2004 and 2003 would have increased the unrealized fair market value of the fixed rate debt by approximately $24.0 million and $19.4 million, respectively. The earnings and cash flows for the next year assuming a one percentage point increase in interest rates would decrease approximately $1.1 million, holding other variables constant.

Exchange Rate Sensitivity Analysis.    Our exchange rate exposures result primarily from our investment and ongoing operations in Australia, Denmark and the United Kingdom. Holding other variables constant, if there were a ten percent reduction in all relevant exchange rates, the effect on our earnings, based on actual earnings from foreign operations for the years ended December 31, 2004 and 2003, would be reductions of approximately $1.6 million and $1.5 million, respectively.

BUSINESS

General

We are a global integrated producer of carbon compounds and treated wood products. Our chemical products are used in a wide variety of end markets with applications in the aluminum, railroad, specialty chemical, utility, rubber and steel industries. In 2004, we generated approximately 61% of our net sales from products in which we believe we held the number one or two market share position by volume. The “Koppers” brand name has been associated with the carbon compounds and wood treating businesses for many years, and is well-recognized as a leader in these industries. We sell our products to approximately 2,300 customers across 69 countries. Our reputation has enabled us to establish strong relationships with numerous companies preeminent in their respective markets, including Alcoa Inc., CSX Transportation, Inc., Burlington Northern Santa Fe Railway, Union Pacific Railroad Company and Hydro Aluminum. Nine out of our top ten customers are served under long-term contracts with an average length of five years. During 2004, North America, Australasia and Europe represented 66%, 21% and 13% of our net sales, respectively.

We operate two principal businesses, Carbon Materials & Chemicals and Railroad & Utility Products. During 2004, our Carbon Materials & Chemicals business and Railroad & Utility Products business accounted for approximately 58% and 42% of net sales, respectively. Our Carbon Materials & Chemicals business processes coal tar into a variety of products, including carbon pitch, creosote and phthalic anhydride, which are intermediate materials necessary in the production of aluminum, the pressure treatment of wood and the production of plasticizers and specialty chemicals, respectively. We believe that our primary carbon materials and chemicals products are essential components used in our customers’ production processes. For example, carbon pitch is necessary for the production of aluminum and the electric arc furnace steel-making process. Our Railroad & Utility Products business is the largest North American supplier of treated wood products, such as railroad crossties and utility poles, to railroads and the electric and telephone utility industries. In 2004, railroad crosstie and related products sales comprised approximately 80% of the net sales of our Railroad & Utility Products business. Treated wood creates more durable structures that resist decay and reduce replacement costs.

Our operations are, to a substantial extent, vertically integrated and employ a variety of processes, as illustrated in the following flow diagram:

We operate 37 facilities located in the United States, the South Pacific (primarily Australia and New Zealand), Europe and South Africa. We also maintain an indirect ownership interest in an additional facility in the United States through our domestic joint venture, KSA Limited Partnership.

Industry Overview

Coal tar is a by-product generated through the processing of coal into coke for use in steel and iron manufacturing. We produce and distribute a variety of intermediate chemical products derived from the coal tar distillation process, including the co-products of the distillation process. During the distillation process, heat and vacuum are utilized to separate coal tar into three primary components: carbon pitch (approximately 50%), creosote oils (approximately 30%) and chemical oils (approximately 20%). Because all coal tar products are produced in relatively fixed proportion to carbon pitch, the level of carbon pitch consumption generally determines the level of production of other coal tar products. Three major markets served by our Carbon Materials & Chemicals business are the aluminum, wood preservation and chemical industries.

We believe that our two principal businesses are substantially affected by demand for aluminum and railroad track maintenance. Worldwide aluminum production increased 6.4% to 29.8 million metric tons in 2004 from 28.0 million metric tons in 2003, and is estimated to continue to grow to 31.6 million metric tons in 2005, for a compound annual growth rate of 6.3% since 2003. Carbon pitch requirements for the aluminum industry are estimated to be approximately 3.1 million metric tons in 2005, up from 2.5 million metric tons in 2004.

For the twelve months ended December 31, 2004, approximately 92% of our U.S. creosote production was supplied to our Railroad & Utility Products business. Management estimates the North American market for creosote to be approximately 500 million pounds. Growth in this market is directly linked to the track maintenance programs of the Class 1 railroads. In 2005, we expect the total market for creosote to remain consistent with 2004 levels. The North American phthalic anhydride industry has production capacity of approximately 1.2 billion pounds and is a feedstock for plasticizers, unsaturated polyester resins, alkyd resins and other miscellaneous chemicals.

The North American railroad crosstie market is a mature market with approximately 20 million replacement crossties purchased during 2004. Historically, investment trends in track maintenance by domestic railroads have been linked to general economic conditions in the railroad industry. During the past several years, domestic railroads have underinvested in track maintenance due to the recession and a focus on capital equipment programs, such as investments in locomotives. Recently, the Class 1 railroads have increased their spending on track maintenance, which has caused an increase in demand for railroad crossties. However, one of our Class 1 railroad customers has indicated it expects to reduce its volume requirements from us during 2005.

The U.S. market for treated wood utility pole products is characterized by a large number of small producers selling into a price-sensitive industry. The utility pole market is highly fragmented domestically with over 200 investor-owned electric and telephone utilities and 2,800 smaller municipal utilities and rural electric associations. Approximately 2.2 million utility poles are purchased annually in the United States, with a smaller market in Australia.

Key Competitive Strengths

Leading Market Positions Across Business Segments.    We are a leading integrated distiller of coal tar and supplier of treated wood products with operations strategically located around the world. We believe that our coal tar distillation capacity accounts for approximately 65% of North American coal tar distillation capacity. In 2004, we generated approximately 61% of our net sales from products in which we held the number one or two market share position by volume. We believe our leading market positions and strong reputation provide us with improved opportunities to gain new business, source appropriate quantities of raw materials and reliably provide products to our customers.

Strong Customer Relationships Under Contract Arrangements.    The “Koppers” name has been associated with quality and reliability for over 70 years. We sell our products to approximately 2,300 customers across 69 countries. Our reputation has enabled us to establish strong relationships with numerous companies preeminent in their respective markets, including Alcoa Inc., CSX Transportation, Inc., Burlington Northern and Santa Fe

Railway, Union Pacific Railroad Company and Hydro Aluminum. Nine out of our top ten customers are served under long-term contracts with an average length of five years. For the twelve months ended December 31, 2004, approximately 50% of our net sales were made to customers with whom we have contract arrangements of two or more years. In 2004 net sales to these customers totaled approximately $473 million. Our global presence and strategically located facilities make us a preferred provider of our customers’ requirements.

Vertical Integration.    Our ability to utilize products produced in our Carbon Materials & Chemicals business in our manufacturing processes provides us with significant cost savings. Globally, we use approximately 75% of our creosote, a major co-product of the coal tar distillation process, as a raw material in the treatment of wood by our Railroad & Utility Products business. We also believe that we have a significant cost advantage over our competitors as a result of our ability to use internally generated naphthalene as a primary feedstock in the production of phthalic anhydride. All of our domestic competitors currently use orthoxylene, which is generally a higher-cost feedstock than naphthalene, in the production of phthalic anhydride.

Diversified Supply Base.    Our leading position in coal tar distillation capacity complements our ability to source high-quality coal tar from multiple suppliers. In turn, this provides us with a significant competitive advantage in meeting customer requirements in a timely and economically advantageous manner. In addition, we believe our ability to source coal tar globally is critical to obtaining the quality of coal tar needed to satisfy our global customers’ needs.

Global and Diverse Product Markets.    We sell our carbon materials and treated wood products to diverse markets across all major regions of the world. During 2004, North America, Australasia and Europe represented 66%, 21% and 13% of our net sales, respectively. Our approximately 2,300 customers operate in diverse end markets such as aluminum, railroads, specialty chemicals, including polyester resins, paints, coatings and plasticizers, steel, utilities, rubber tires, wood preservation, roofing and pavement sealers. We believe that our broad product line and end markets allow us to reduce our exposure to any one market segment.

Experienced and Incentivized Management Team.    Our senior management team has an average of 25 years of industry experience. Our president and chief executive officer, Walter W. Turner, has been in the business since our formation and was named chief executive officer in 1998. Our directors, management team and employees own approximately 24% of our fully diluted common equity (collectively referred to herein as our “management investors”).

Our Business Strategy

Increase Market Penetration.    We believe we have opportunities to increase sales of our products to our existing customers. For example, in 2003, our largest competitor in the railroad wood treating industry exited the business. As a result of this exit, we have entered into new long-term contracts with the Burlington Northern and Santa Fe Railway and Union Pacific Railroad Company, both existing customers. In addition to strong market positions in North America and Australia, we believe we have opportunities to further penetrate the Asian and European markets. Due to increased availability of renewable plantation forests throughout Australasia we expect to see increasing demand for wood treatment capabilities. We expect to capitalize on our established geographic presence throughout this region to expand our treated wood products business and our treatment chemicals business. With our extensive production capabilities, product breadth, reputation in the industries we serve and global distribution capabilities, we are well positioned to take advantage of market opportunities as they arise.

Expand Our Product Portfolio and Customer Base.    We expect to expand many of our product lines through the development of related products to meet new end-use applications. For instance, we have introduced a coal tar and petroleum pitch blend that results in up to a 60% reduction in the regulated constituents in air emissions from aluminum smelters utilizing the Soderberg process. Additionally, we have patents pending for, and we are in the developmental stage of, new pitch products to be used in friction materials (brakes), carbon/graphite and rubber products. A number of trials are in progress with aircraft and automotive brake manufacturers to replace higher-cost, less effective additives currently in use with our coal tar products.

Continue to Enhance Productivity and Implement Cost Reduction Initiatives.    We continue to focus on productivity and cost reduction initiatives to improve our profitability. We continually evaluate our operations for potential improvements in productivity and cost reduction initiatives.

Carbon Materials & Chemicals

Our Carbon Materials & Chemicals business manufactures five principal products: (a) carbon pitch, used in the production of aluminum and steel; (b) phthalic anhydride, used in the production of plasticizers and polyester resins; (c) creosote, used in the treatment of wood; (d) carbon black (and carbon black feedstock), used in the manufacture of rubber tires; and (e) furnace coke, used in steel production. Carbon pitch, phthalic anhydride, creosote and carbon black feedstock are produced through the distillation of coal tar, a by-product of the transformation of coal into coke. The Carbon Materials & Chemicals business’ profitability is impacted by its cost to purchase coal tar in relation to its prices realized for carbon pitch, phthalic anhydride, creosote and carbon black. We have three tar distillation facilities in the United States, one in Australia, one in China, one in Denmark and two in the United Kingdom, strategically located to provide access to coal tar and to facilitate better service to our customers with a consistent supply of high-quality products. For 2004, 2003 and 2002, respectively, principal products comprised the following percentages of net sales for Carbon Materials & Chemicals (excluding intercompany sales): (i) carbon pitch, 36%, 38% and 39%; (ii) phthalic anhydride, 14%, 12% and 12%; (iii) carbon black (and carbon black feedstock), 9%, 10% and 9%; (iv) furnace coke, 9%, 8% and 9%; and (v) creosote, 3%, 4% and 5%.

We believe we have a strategic advantage over our competitors based on our ability to access coal tar from many global suppliers and subsequently blend such coal tars to produce carbon pitch with the consistent quality important in the manufacturing of quality anodes for the aluminum industry. Our eight coal tar distillation facilities, four of which have port access, and three carbon pitch terminals give us the ability to offer customers multiple sourcing and a consistent supply of high quality products. In anticipation of potential reductions of U.S. coke capacity, we have secured coal tar supply through long-term contracts and acquisitions.

Coal tar distillation involves the conversion of coal tar into a variety of intermediate chemical products in processes beginning with distillation. During the distillation process, heat and vacuum are utilized to separate coal tar into three primary components: carbon pitch (approximately 50%), creosote oils (approximately 30%) and chemical oils (approximately 20%).

Over 75% of our carbon pitch is sold to the aluminum industry under long-term contracts typically ranging from three to four years, many with provisions for periodic pricing reviews. Demand for carbon pitch generally has fluctuated with production of primary aluminum. However, global restructuring in the electrode and aluminum markets during the past several years has resulted in reduced volumes in domestic markets. Because all coal tar products are produced in relatively fixed proportion to carbon pitch, the level of carbon pitch consumption generally determines the level of production of other coal tar products. The commercial carbon industry, the second largest user of carbon pitch, uses carbon pitch to produce electrodes and other specialty carbon products for the steel industry. There are currently no known viable substitutes for carbon pitch in the production of carbon anodes used in the aluminum production process.

Creosote is used in the wood preservation industry as a preservative for railroad crossties and lumber, utility poles and piling. To the extent that creosote cannot be sold for use in treating wood products, distillate oils are sold into the carbon black market rather than being blended to creosote specifications.

Globally, approximately 75% of our total creosote production was sold to our Railroad & Utility Products business in 2004. Railroad & Utility Products purchases substantially all of its creosote from the Carbon Materials & Chemicals business. We are the only competitor in this market that is integrated in this fashion. The remainder of our creosote is sold to railroads or to other wood treaters. We have several major competitors in the creosote market.

We are also a 51% owner of a timber preservation chemicals business that operates throughout Australia, New Zealand, Southeast Asia, Japan and South Africa. Timber preservation chemicals are used to impart durability to timber products used in building/construction, agricultural and heavy-duty industrial markets. The most commonly used chemicals are creosote, copper chrome arsenates, copper co-biocides, sapstain control products and light organic solvent preservatives.

Roofing pitch and refined tars are also produced in smaller quantities and are sold into the commercial roofing and pavement sealer markets, respectively.

Carbon black is manufactured in Australia at a carbon black facility using both petroleum oil and coal tar based feedstocks, which are subjected to heat and rapid cooling within a reactor. Additionally, tar-based carbon black feedstock is manufactured as a co-product of the tar distillation process and can be produced at our three domestic, one Australian, one Chinese, and three European tar distillation facilities.

Chemical oils resulting from the distillation of coal tars are further refined by us into naphthalene, which is the primary feedstock used by us for the production of phthalic anhydride. The primary markets for phthalic anhydride are in the production of plasticizers, unsaturated polyester resins and alkyd resins. Naphthalene is also sold into the industrial sulfonate market for use as dispersants in the concrete additive and gypsum board markets. Additional end uses include oil field additives, agricultural emulsifiers, synthetic tanning agents and dyestuffs.

On a worldwide basis, naphthalene and orthoxylene, a refined petroleum derivative, are both used as feedstock for the production of phthalic anhydride. We are the only North American phthalic anhydride producer capable of utilizing both orthoxylene and naphthalene for this production. Our ability to utilize naphthalene as a by-product of coal tar distillation gives us a stable feedstock. We believe that our ability to utilize naphthalene gives us a lower-cost feedstock for the production of phthalic anhydride since historically our cost to produce naphthalene has been lower than our cost to purchase orthoxylene. However, prior to 2004 there were difficult market conditions and corresponding low operating rates for most producers. Market conditions for phthalic anhydride improved in 2004 and are expected to remain stable during 2005.

Furnace coke is a carbon and fuel source required in the manufacturing of steel. Coal, the primary raw material, is carbonized in oxygen-free ovens to obtain the finished product. Coke manufacturers are either an integrated part of a steel company or, as in our case, operate independently and are known as “merchant producers.”

Our coke business consists of one production facility located in Monessen, Pennsylvania, which produces furnace coke. The plant consists of two batteries with a total of 56 ovens and has a total capacity of approximately 350,000 tons of furnace coke per year. All of the ovens were rebuilt in 1980 and 1981, which, together with recent improvements, make our Monessen facility one of the most modern coking facilities in the United States.

Before the expiration of the related tax law at December 31, 2002, our Monessen facility qualified for a tax credit based on its production of coke as a non-conventional fuel and the sale thereof to unrelated third parties. The tax credit generated per ton of coke was tied to a per-barrel of oil equivalent determined on a British Thermal Unit basis and adjusted annually for inflation. The value of this tax credit per ton of coke was approximately $28.00 in 2002. In December 1999, we entered into a transaction with a third party which resulted in substantially all tax credits generated as a result of the production and sale of coke at our Monessen facility being transferred to the third party. In 2003 and 2002, we earned $0.1 million and $9.8 million, respectively, for the transfer of tax credits (the 2003 amount was a retroactive inflation adjustment). The tax credits expired at the end of 2002. Prior to the Monessen transaction, we earned these credits.

The Carbon Materials & Chemicals business’ ten largest customers represented approximately 41%, 44% and 47% of the business’ net sales for 2004, 2003 and 2002, respectively. We have several primary global competitors in the carbon pitch market.

Coal tar is purchased from a number of outside sources as well as from our Monessen facility. Primary suppliers are United States Steel Corporation, International Steel Group, China Steel Chemical Corporation, Bluescope Steel (AIS) Pty. Limited, OneSteel Manufacturing Pty. Ltd., Corus Group PLC and Wheeling-Pittsburgh Steel Corporation.

Management believes that our ability to source coal tar and carbon pitch from overseas markets through our foreign operations, as well as our research of petroleum feedstocks, will assist in securing an uninterrupted supply of carbon pitch feedstocks.

In 1999, we entered into a joint venture agreement with Tangshan Iron & Steel Co. to rehabilitate and operate a tar distillation facility in China. The joint venture, Koppers (China) Carbon and Chemical Co., Limited, is 60% owned by us and began production of coal tar products in 2001. On January 1, 2004, we resumed operating control of Koppers (China) Carbon and Chemical Co., Limited and began to consolidate its results in the first quarter of 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Matters.”

Railroad & Utility Products

We market treated wood products primarily to the railroad and public utility markets, primarily in the United States and Australasia. The Railroad & Utility Products business’ profitability is influenced by the demand for railroad products and services by Class 1 railroads, demand for transmission and distribution poles by electric and telephone utilities and its cost to procure wood. For the year ended December 31, 2004, sales of railroad products and services represented approximately 80% of the Railroad & Utility Products business’ net sales. Railroad products include items such as crossties, switch ties and various types of lumber used for railroad bridges and crossings. Utility products include transmission and distribution poles for electric and telephone utilities and piling used in industrial foundations, beach housing, docks and piers. The Railroad & Utility Products business operates 19 wood treating plants, one specialty trackwork facility, one co-generation facility and pole distribution yards located throughout the United States and Australia. Our network of plants is strategically located near timber supplies to enable us to access raw materials and service customers effectively. In addition, our crosstie treating plants typically abut railroad customers’ track lines, and our pole distribution yards are typically located near our utility customers.

The Railroad & Utility Products business’ largest customer base is the Class 1 railroad market, which buys 79% of all crossties produced in the United States. We have also been expanding key relationships with some of the approximately 550 short-line and regional rail lines. The railroad crosstie market is a mature market with approximately 20 million replacement crossties purchased during 2004, representing an estimated $560 million in sales. We currently have contracts with six of the seven North American Class 1 railroads and have enjoyed long-standing relationships with this important customer base. These relationships have been further strengthened recently due to our ability to absorb additional treating volumes into our existing infrastructure, with such additional volumes resulting from the exit of a major competitor from the wood treating business. We intend to focus on integrating this additional treating volume while capitalizing on our relationships with railroads by offering an expanded list of complementary product and service offerings that the railroads may be interested in outsourcing.

Hardwoods, such as oak and other species, are the major raw materials in wood crossties. Hardwood prices, which account for approximately 68% of a finished crosstie’s cost, fluctuate with the demand from competing hardwood lumber markets, such as oak flooring, pallets and other specialty lumber products. Normally, raw material price fluctuations are passed through to the customer according to the terms of the applicable contract. Weather conditions can be a factor in the supply of raw material, as unusually wet conditions may make it difficult to harvest timber.

In the United States, hardwood lumber is procured by us from hundreds of small sawmills throughout the northeastern, midwestern, and southern areas of the country. The crossties are shipped via rail car or trucked directly to one of our twelve crosstie treating plants, all of which are on line with a major railroad. The crossties are either air-stacked for a period of six to twelve months or artificially dried by a process called boultonizing. Once dried, the crossties are pressure treated with creosote, a product of our Carbon Materials & Chemicals business.

Our top ten Railroad & Utility Products accounts comprised approximately 69%, 70% and 66% of Railroad & Utility Products’ net sales for 2004, 2003 and 2002, respectively, and many are serviced through long-term contracts ranging from one to seven years on a requirements basis. Our sales to the railroad industry are coordinated through our office in Pittsburgh, Pennsylvania. There are several principal regional competitors in this market.

We believe that the threat of substitution for the wood crosstie is low due to the higher cost of alternative materials. Concrete crossties, however, have been identified by the railroads as a feasible alternative to wood crossties in limited circumstances. In 1991, we acquired a 50% partnership interest in KSA Limited Partnership, a concrete crosstie manufacturing facility in Portsmouth, Ohio, in order to take advantage of this growth opportunity. In 2004, an estimated 0.7 million concrete crossties, or 4% of total tie insertions, were installed by Class 1 railroads. We believe that concrete crossties will continue to command approximately this level of market share. While the cost of material and installation of a concrete crosstie is much higher than that of a wood crosstie, the average lives of wood and concrete crossties are similar.

Utility poles are produced mainly from softwoods such as pine and fir in the United States and from hardwoods of the eucalyptus species in Australia. Most of these poles are purchased from large timber owners and individual landowners and shipped to one of our pole-peeling facilities. While crossties are treated exclusively with creosote, we treat poles with a variety of preservatives, including pentachlorophenol, copper chrome arsenates, and creosote.

In the United States the market for utility pole products is characterized by a large number of small, highly competitive producers selling into a price-sensitive industry. The utility pole market is highly fragmented domestically, with over 200 investor-owned electric and telephone utilities and 2,800 smaller municipal utilities and rural electric associations. Approximately 2.25 million poles are purchased annually in the United States, with a smaller market in Australia. In recent years we have seen our utility pole volumes decrease due to industry deregulation, its impact on maintenance programs, and overcapacity in the pole treating business. We expect demand for utility poles to remain at low levels. In Australia, in addition to utility poles, we market smaller poles to the agricultural, landscape and vineyard markets.

During 2004, sales of pole products accounted for approximately 20% of Railroad & Utility Products’ net sales. We have nine principal competitors in the utility products market. There are few barriers to entry in the utility products market, which consists of regional wood treating companies operating small to medium-size plants and serving local markets.

Equity Investments and Related Parties

Domestic Joint Venture:    KSA Limited Partnership

KSA Limited Partnership, located in Portsmouth, Ohio, produces concrete crossties, a complementary product to our treated wood crosstie business. We own 50% of KSA, with the other 50% owned by subsidiaries of Lehigh Cement Company. KSA Limited Partnership entered into a contract with its major customer in 2000 to supply a minimum of 450,000 concrete ties over a period of five years. KSA Limited Partnership also provides concrete turnouts, used in rail traffic switching, and used crosstie rehabilitation.

Research and Development

As of December 31, 2004, we had 11 full-time employees engaged in research and development and technical service activities. Our research efforts are directed toward new product development regarding alternate uses for coal tar and technical service efforts to promote the use of creosote. We believe the research and technical efforts provided in these areas are adequate to maintain a leadership position in the technology related to these products. Expenditures for research and development for 2004, 2003 and 2002 were $2.2 million, $2.3 million and $2.9 million, respectively.

Technology and Licensing

In 1988, we acquired certain assets from Koppers Company, Inc., including the patents, patent applications, trademarks, copyrights, transferable licenses, inventories, trade secrets and proprietary processes used in the businesses acquired. The most important trademark acquired was the name “Koppers.” The association of the name with the chemical, building, wood preservation and coke industries is beneficial to our company, as it represents longstanding, high-quality products.

Environmental Matters

Our operations and properties are subject to extensive federal, state, local and foreign environmental laws and regulations relating to protection of the environment and human health and safety, including those concerning the treatment, storage and disposal of wastes, the investigation and remediation of contaminated soil and groundwater, the discharge of effluents into waterways, the emission of substances into the air, as well as various health and safety matters. Environmental laws and regulations are subject to frequent amendment and have historically become more stringent. We have incurred and could incur in the future significant costs as the result of our failure to comply with, and liabilities under, environmental laws and regulations, including cleanup costs, civil and criminal penalties, injunctive relief and denial or loss of, or imposition of significant restrictions on, environmental permits. In addition, we have been and could in the future be subject to suit by private parties in connection with alleged violations of or liabilities under environmental laws and regulations.

We accrue for environmental liabilities when a determination can be made that they are probable and reasonably estimable. Total environmental reserves at December 31, 2004 and December 31, 2003 were approximately $4.7 million and $7.5 million, respectively, which include provisions primarily for environmental fines and soil remediation. For the last three years, our annual capital expenditures in connection with environmental control facilities averaged approximately $5.5 million, and annual operating expenses for environmental matters, excluding depreciation, averaged approximately $9.1 million. Management estimates that capital expenditures in connection with matters relating to environmental control facilities will be approximately $12 million for 2005. We believe that we will have continuing significant expenditures associated with compliance with environmental laws and regulations and, to the extent not covered by insurance or available recoveries under third-party indemnification arrangements, for present and future remediation efforts at plant sites and third-party waste sites and other liabilities associated with environmental matters. There can be no assurance that these expenditures will not exceed current estimates and will not have a material adverse effect on our business, financial condition, cash flow and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Environmental Matters.”

Employees and Employee Relations

As of December 31, 2004, we employed 690 salaried employees and 1,339 non-salaried employees. Listed below is a breakdown of employees by our businesses, including administration.

Business	Salaried	Non-Salaried	Total
Carbon Materials & Chemicals	356	607	963
Railroad & Utility Products	243	732	975
Administration	91	0	91

Total Employees	690	1,339	2,029

Of our employees, approximately 62% are represented by 22 different labor unions and covered under numerous labor contracts. The United Steelworkers of America, covering workers at six facilities, accounts for the largest membership, with more than 300 employees. Another significant affiliation is the Paper, Allied-Industrial, Chemical & Energy Workers’ International Union, with more than 200 employees at four facilities. Labor contracts that expired and were renegotiated in 2004 covered approximately 21% of total employees. Our relationships with our hourly employees and the labor unions that represent them are satisfactory.

Properties

Our principal fixed assets consist of our production, treatment, and storage facilities and our transportation and plant vehicles. Our production facilities consist of 17 Carbon Materials & Chemicals facilities and 20 Railroad & Utility Products facilities. As of December 31, 2004, the net book value of vehicles, machinery and equipment represented approximately 23% of our total assets, as reflected in our consolidated balance sheet. The following chart sets forth information regarding our production facilities:

Primary Product Line	Location	Acreage	Description of Property Interest
Carbon Materials & Chemicals
Wood Preservation Chemicals	Auckland, New Zealand	1	Leased
Carbon Pitch	Clairton, Pennsylvania	17	Owned
Carbon Pitch, Creosote, Naphthalene	Pt. Clarence, United Kingdom	120	Owned
Wood Preservation Chemicals	Lautoka, Fiji	1	Owned
Carbon Pitch	Follansbee, West Virginia	32	Owned
Carbon Black	Kurnell, New South Wales, Australia	20	Leased
Carbon Pitch	Newcastle, New South Wales, Australia	27	26 Owned, 1 Leased
Furnace Coke	Monessen, Pennsylvania	45	Owned
Carbon Pitch	Nyborg, Denmark	36	26 Owned, 10 Leased
Wood Preservation Chemicals	Kuala Lumpur, Malaysia	3	Leased
Carbon Pitch	Portland, Oregon	6	Leased
Carbon Pitch	Scunthorpe, United Kingdom	27	Owned
Wood Preservation Chemicals	Port Shepstone, South Africa	1	Leased
Carbon Pitch	Tangshan, China	9	Leased
Carbon Pitch, Phthalic Anhydride	Stickney, Illinois	38	Owned
Wood Preservation Chemicals	Trentham, Victoria, Australia	24	Owned
Carbon Pitch	Woodward, Alabama	23	Owned

Railroad & Utility Products
Specialty Trackwork	Alorton, Illinois	12	6 Owned, 6 Leased

Primary Product Line	Location	Acreage	Description of Property Interest
Utility Poles, Railroad Crossties	Bunbury, Western Australia, Australia	41	26 Owned, 15 Leased
Utility Poles, Railroad Crossties	Denver, Colorado	64	Owned
Utility Poles, Railroad Crossties	Florence, South Carolina	200	Owned
Utility Poles	Gainesville, Florida	86	Owned
Railroad Crossties	Galesburg, Illinois	125	Leased
Utility Poles	Grafton, New South Wales, Australia	100	Owned
Railroad Crossties	Green Spring, West Virginia	98	Owned
Utility Poles, Railroad Crossties	Grenada, Mississippi	154	Owned
Railroad Crossties	Guthrie, Kentucky	122	Owned
Pine Products	Hume, Australia Capital Territory, Australia	5	Leased
Utility Poles	Longford, Tasmania	17	Owned
Railroad Crossties	Montgomery, Alabama	84	Owned
Railroad Crossties	N. Little Rock, Arkansas	148	Owned
Railroad Crossties	Roanoke, Virginia	91	Owned
Railroad Crossties	Somerville, Texas	244	Owned
Railroad Crossties	Superior, Wisconsin	120	Owned
Railroad Crossties	Muncy, Pennsylvania	109	Owned
Pine Products	Takura, Queensland, Australia	77	Leased
Utility Poles	Thornton, New South Wales, Australia	15	Owned

Our corporate offices are located in approximately 60,000 square feet of leased office space in the Koppers Building, Pittsburgh, Pennsylvania. The office space is leased from Axiom Real Estate Management, Inc. with the lease term expiring on December 31, 2010.

Legal Proceedings

We are involved in litigation and various proceedings relating to antitrust matters, environmental laws and regulations and toxic tort matters. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Environmental Matters.”

Pacific Century.    A subsidiary of Koppers Australia Pty Ltd. has been named as a defendant in a breach of contract and negligence lawsuit related to the sale of vineyard trellis posts.

Grenada.    We, together with various co-defendants, have been named as a defendant in four toxic tort lawsuits in various state courts in Mississippi and in two toxic tort lawsuits in federal court in Mississippi arising from the operations of our wood treating plant in Grenada, Mississippi.

Government Investigations.    The New Zealand Commerce Commission and the Canadian Competition Bureau are conducting investigations related to competitive practices for some of our products.

Product Liability Cases.    We, along with other defendants, have been named as a defendant in eleven cases in Pennsylvania and four cases in Texas in which the plaintiffs claim they suffered a variety of illnesses as a result of exposure to one or more of the defendants’ products, including coal, coke and coal tar pitch.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information regarding these matters.

We are involved in various other proceedings incidental to the ordinary conduct of our business. We believe that none of these other proceedings will have a material adverse effect on our business, financial condition, cash flows and results of operations.

THE EXCHANGE OFFER

As of December 31, 2004, $127.0 million in accreted value of Old Notes was outstanding from an offering of $203.0 million in stated aggregate principal amount of Old Notes at maturity (including accreted amounts). This prospectus, together with the letter of transmittal, is first being sent to holders on April 27, 2005.

Purpose of the Exchange Offer

We issued the Old Notes on November 18, 2004 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the Old Notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

In connection with the sale of the Old Notes, we entered into a registration rights agreement, which requires us to:

•	within 90 days after the date of issuance of the Old Notes, file a registration statement with the SEC with respect to a registered offer to exchange the Old Notes for new notes of KI Holdings having terms substantially identical in all material respects to the Old Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions);

•	use our commercially reasonable efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 210 days after the date of issuance of the Old Notes;

•	as soon as practicable after the effectiveness of the exchange offer registration statement, offer the Exchange Notes in exchange for surrender of the Old Notes; and

•	keep the exchange offer open for not less than 20 Business Days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the Old Notes.

We are making the exchange offer to satisfy our obligations under the registration rights agreement dated as of November 18, 2004. Other than pursuant to the registration rights agreement, we are not required to file any registration statement to register any outstanding Old Notes. Holders of Old Notes who do not tender their Old Notes or whose Old Notes are tendered but not accepted in the exchange offer must generally rely on an exemption from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their Old Notes.

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that the Exchange Notes issued in the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder other than any holder who is a broker-dealer or an “affiliate” of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	the Exchange Notes are acquired in the ordinary course of the holder’s business;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes; and

•	the holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

For additional information, see “—Resale of Exchange Notes.”

If you tender in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, or if you are a broker-dealer who purchased the Old Notes from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act, you cannot rely on the interpretations by the staff of the SEC stated in these no-action letters. Instead, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer, unless an exemption from these requirements is otherwise available.

Further, each broker-dealer that receives the Exchange Notes for its own account in exchange for the Old Notes, where the broker-dealer acquired the Old Notes as a result of market-making or other trading activities, must acknowledge in a letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The letter of transmittal states that by making this acknowledgment and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that this prospectus may be used by a broker-dealer for any resale of Exchange Notes issued to it in the exchange offer for a period of 180 days after the expiration date of the exchange offer. See “Plan of Distribution.”

Terms of the Exchange

We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, to $203.0 million in stated aggregate principal amount at maturity (including accreted amounts) of our 9 7/8% Senior Discount Notes due 2014 that have been registered under the Securities Act for a like principal amount of our outstanding unregistered 9 7/8% Senior Discount Notes due 2014. The terms of the Exchange Notes are identical in all material respects to the terms of the Old Notes, except that:

•	the Exchange Notes will have been registered under the Securities Act, will not contain transfer restrictions, and will not bear legends restricting their transfer;

•	the Exchange Notes will not contain terms providing for the payment of additional interest under circumstances relating to our obligation to file and cause to be effective a registration statement;

•	the Exchange Notes will be represented by one or more global notes in book entry form unless exchanged for Exchange Notes in definitive certificated form under the limited circumstances described under “Description of the Exchange Notes—Global Notes and Book-Entry System”; and

•	the Exchange Notes will be issuable in denominations of $1,000 and integral multiples thereof.

The Exchange Notes generally will be freely transferable by holders of the Exchange Notes and will not be subject to the terms of the registration rights agreement. The Exchange Notes will evidence the same indebtedness as the Old Notes exchanged therefor and will be entitled to the benefits of the indenture. For additional information, see “Description of the Exchange Notes.”

The exchange offer is not conditioned upon the tender of any minimum principal amount of Old Notes.

The Exchange Notes will accrue interest from the last interest payment date on which interest was accreted on the Old Notes or, if no interest was accreted on the Old Notes, from the date of issuance of the Old Notes, which was on November 18, 2004. Holders whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Old Notes.

Tendering holders of the Old Notes will not be required to pay brokerage commissions or fees or transfer taxes, except as specified in the instructions in the letter of transmittal, with respect to the exchange of the Old Notes in the exchange offer.

Expiration Date; Extension; Termination; Amendment

The exchange offer will expire at 5:00 p.m., New York City time, on May 26, 2005, unless we, in our sole discretion, have extended the period of time for which the exchange offer is open. The time and date, as it may be extended, is referred to herein as the “expiration date.” The expiration date will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act. We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any Old Notes. We may extend the expiration date by giving oral or written notice of the extension to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During the extension, all Old Notes previously tendered will remain subject to the exchange offer unless properly withdrawn.

We expressly reserve the right to:

•	terminate or amend the exchange offer and not to accept for exchange any Old Notes upon the occurrence of any of the events specified in “—Conditions to the Exchange Offer” which have not been waived by us; and

•	amend the terms of the exchange offer in any manner which, in our good faith judgment, is advantageous to the holders of the Old Notes, whether before or after any tender of the Old Notes.

If any termination or amendment occurs, we will notify the exchange agent and will either issue a press release or give oral or written notice to the holders of the Old Notes as promptly as practicable. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act depending on the significance of the amendment, if the exchange offer would otherwise expire during that period.

For purposes of the exchange offer, a “business day” means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the Exchange Notes for the Old Notes promptly following the expiration date.

Procedures for Tendering Old Notes

Our acceptance of Old Notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal. All references in this prospectus to the letter of transmittal are deemed to include a facsimile of the letter of transmittal.

A holder of Old Notes may tender the Old Notes by:

•	properly completing and signing the letter of transmittal;

•	properly completing any required signature guarantees;

•	properly completing any other documents required by the letter of transmittal; and

•	delivering all of the above, together with the certificate or certificates representing the Old Notes being tendered, to the exchange agent at its address set forth below at or prior to 5:00 p.m., New York City time, on the expiration date; or

•	complying with the procedure for book-entry transfer described below; or

•	complying with the guaranteed delivery procedures described below.

The method of delivery of Old Notes, letters of transmittal and all other required documents is at the election and risk of the holders. If the delivery is by mail, it is recommended that registered mail properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to ensure timely delivery. Holders should not send Old Notes or letters of transmittal to us.

The signature on the letter of transmittal need not be guaranteed if:

•	tendered Old Notes are registered in the name of the signer of the letter of transmittal; and

•	the Exchange Notes to be issued in exchange for the Old Notes are to be issued in the name of the holder; and

•	any untendered Old Notes are to be reissued in the name of the holder.

In any other case, the tendered Old Notes must be:

•	endorsed or accompanied by written instruments of transfer in form satisfactory to us; and

•	duly executed by the holder; and

•	the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution, each an “eligible institution” that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act.

If the Exchange Notes and/or Old Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Old Notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

The exchange agent will make a request within two business days after the date of receipt of this prospectus to establish accounts with respect to the Old Notes at The Depository Trust Company (“DTC”), the “book-entry transfer facility,” for the purpose of facilitating the exchange offer. Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of Old Notes by causing the book-entry transfer facility to transfer the Old Notes into the exchange agent’s account with respect to the Old Notes in accordance with the book-entry transfer facility’s procedures for the transfer. Although delivery of Old Notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent’s message, must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below under “—Exchange Agent” prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. We refer to the Automated Tender Offer Program in this prospectus as “ATOP.” Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer Old Notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an agent’s message.

The term “agent’s message” means a message which:

•	is transmitted by DTC;

•	received by the exchange agent and forming part of the book-entry transfer;

•	states that DTC has received an express acknowledgment from a participant in DTC that is tendering Old Notes which are the subject of the book-entry transfer;

•	states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

•	states that we may enforce the agreement against the participant.

If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or Old Notes to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, the holder may effect a tender if the exchange agent has received at its address set forth below on or prior to the expiration date, a letter, telegram or facsimile transmission, and an original delivered by guaranteed overnight courier, from an eligible institution setting forth:

•	the name and address of the tendering holder;

•	the names in which the Old Notes are registered and, if possible, the certificate numbers of the Old Notes to be tendered; and

•	a statement that the tender is being made thereby and guaranteeing that within three business days after the expiration date, the Old Notes in proper form for transfer, or a confirmation of book-entry transfer of such Old Notes into the exchange agent’s account at the book-entry transfer facility and an agent’s message, will be delivered by the eligible institution together with a properly completed and duly executed letter of transmittal and any other required documents.

Unless Old Notes being tendered by the above-described method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when:

•	the tendering holder’s properly completed and duly signed letter of transmittal, or a properly transmitted agent’s message, accompanied by the Old Notes or a confirmation of book-entry transfer of the Old Notes into the exchange agent’s account at the book-entry transfer facility is received by the exchange agent; or

•	a notice of guaranteed delivery or letter, telex or facsimile transmission to similar effect from an eligible institution is received by the exchange agent.

Issuances of Exchange Notes in exchange for Old Notes tendered pursuant to a notice of guaranteed delivery or letter, telex or facsimile transmission to similar effect by an eligible institution will be made only against deposit of the letter of transmittal and any other required documents and the tendered Old Notes or a confirmation of book-entry and an agent’s message.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance of Old Notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders of any Old Notes not properly tendered or not to accept any Old Notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any Old Notes prior to the expiration date, except that we may not waive any condition to the extent such waiver would be prohibited by law or rule of the SEC. Any condition we waive for any holder will be waived for all holders. The interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions contained in the letter of transmittal, by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor will any of us incur any liability for failure to give such notification.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, the Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the Old Notes.

If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.

By tendering, each holder represents to us that, among other things:

•	the Exchange Notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the holder;

•	the holder is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes; and

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where the broker-dealer acquired the Old Notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. See “Plan of Distribution.”

Terms and Conditions of the Letter of Transmittal

The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

The party tendering Old Notes for Exchange Notes exchanges, assigns and transfers the Old Notes to us and irrevocably constitutes and appoints the exchange agent as the party’s agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. We refer to the party tendering Old Notes herein as the “transferor.” The transferor represents and warrants that the transferor has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire Exchange Notes issuable upon the exchange of the tendered Old Notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The transferor also warrants that the transferor will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes or transfer ownership of the Old Notes on the account books maintained by a book-entry transfer facility. The transferor further agrees that the acceptance of any tendered Old Notes by us and the issuance of Exchange Notes in exchange for Old Notes will constitute performance in full by us of various of our obligations under the registration rights agreement. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the transferor.

The transferor certifies that the transferor: is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act; is acquiring the Exchange Notes offered hereby in the ordinary course of the transferor’s business; and has no arrangement with any person to participate in the distribution of the Exchange Notes.

Each holder, other than a broker-dealer, must acknowledge that the holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes. Each transferor which is a broker-dealer receiving the Exchange Notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Withdrawal Rights

Tenders of Old Notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written notice of withdrawal sent by telex, facsimile transmission, or letter must be received by the exchange agent at the address set forth in this prospectus before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person having tendered the Old Notes to be withdrawn;

•	identify the Old Notes to be withdrawn, including the certificate number or numbers and principal amount of such Old Notes;

•	include a statement that the holder is withdrawing the holder’s election to have the Old Notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Old Notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the Old Notes into the name of the person withdrawing the tender; and

•	specify the name in which any such Old Notes are to be registered, if different from that of the person who tendered the Old Notes.

The exchange agent will return the properly withdrawn Old Notes promptly following receipt of the notice of withdrawal. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Old Notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us and our determination will be final and binding on all parties.

Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the Old Notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the Old Notes will be returned promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Old Notes may be re-tendered by following one of the procedures described in “—Procedures for Tendering Old Notes” at any time before the expiration date.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, on the expiration date, all Old Notes properly tendered and not validly withdrawn and will issue or cause to be issued the Exchange Notes promptly after such acceptance. See the discussion under “—Conditions to the Exchange Offer” for more detailed information. For purposes of the exchange offer, we will be deemed to have accepted properly tendered Old Notes for exchange when, and if, we have given oral or written notice of our acceptance to the exchange agent.

For each Old Note accepted for exchange, the holder of the Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note.

In all cases, issuance of Exchange Notes for Old Notes that are accepted for exchange pursuant to the exchange offer will be made only after:

•	timely receipt by the exchange agent of certificates for the Old Notes or a timely book-entry confirmation of the Old Notes into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal, or a properly transmitted agent’s message; and

•	timely receipt by the exchange agent of all other required documents.

If any tendered Old Notes are not accepted for any reason described in the terms and conditions of the exchange offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder of the Old Notes. In the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the non-exchanged Old Notes will be credited to an account maintained with the book-entry transfer facility. In either case, the Old Notes will be returned promptly after the expiration of the exchange offer.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Old Notes and may terminate or amend the exchange offer, by oral or written notice to the exchange agent or by a timely press release, if, at any time before expiration of the exchange offer, in our reasonable judgment, any of the following conditions exists:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

•	the exchange offer, or the making of any exchange by a holder, violates applicable law or any applicable interpretation of the staff of the SEC.

Regardless of whether any of the conditions has occurred, we may amend the exchange offer in any manner which, in our good faith judgment, is advantageous to holders of the Old Notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act depending on the significance of the amendment, if the exchange offer would otherwise expire during that period.

The conditions described above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to the condition or we may waive any condition in whole or in part at any time prior to the expiration of the exchange offer in our sole discretion, except that we may not waive any condition to the extent such waiver would be prohibited by law or rule of the SEC. Our failure at any time to exercise any of the rights described above will not be deemed a waiver of the right and each right will be deemed an ongoing right which we may assert at any time prior to expiration of the exchange offer.

If we waive or amend the conditions above prior to expiration of the exchange offer, we will, if required by law, extend the exchange offer for a minimum of five business days from the date that we first give notice, by public announcement or otherwise, of the waiver or amendment, if the exchange offer would otherwise expire within the five-business-day period. Any determination by us concerning the events described above will be final and binding upon all parties.

The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered.

Exchange Agent

The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below:

By Registered or Certified Mail:	Facsimile Transactions: (Eligible Institutions Only)	By Hand:
The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street - 7E New York, NY 10286 Attn: Carolle Montreuil	The Bank of New York Attn: Carolle Montreuil Fax: (212) 298-1915	The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street - 7E New York, NY 10286 Attn: Carolle Montreuil

By Courier:	To Confirm by Telephone or for Information Call:
The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street - 7E New York, NY 10286 Attn: Carolle Montreuil	(212) 815-3687

You should direct questions, requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number set forth in the letter of transmittal.

Delivery to an address other than as set forth on the letter of transmittal, or transmission of instructions via a facsimile number other than the one set forth on the letter of transmittal, will not constitute a valid delivery.

Solicitation of Tenders; Fees and Expenses

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for their customers.

The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

We will pay the expenses incurred in connection with the exchange offer. Such expenses include, among others, the fees and expenses of the exchange agent and trustee, registration fees, and accounting, legal, printing and related fees and expenses.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to this prospectus, under any circumstances, creates any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Old Notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in the jurisdiction and extend the exchange offer to holders of Old Notes in the jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the exchange offer. However, the transfer taxes will be payable by the tendering holder if:

•	certificates representing Exchange Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered; or

•	tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the exchange offer.

We will bill the amount of the transfer taxes directly to the tendering holder if satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal.

Accounting Treatment

For accounting purposes, we will not recognize gain or loss upon the exchange of the Exchange Notes for Old Notes. We will amortize costs incurred in connection with the issuance of the Exchange Notes over the term of the Exchange Notes.

Consequences of Failure To Exchange

Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the Old Notes as described in the legend on the Old Notes. Old Notes not exchanged pursuant to the exchange offer will continue to remain outstanding in accordance with their terms. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the Old Notes under the Securities Act.

Participation in the exchange offer is voluntary, and holders of Old Notes should carefully consider whether to participate. Holders of Old Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of Old Notes who do not tender their Old Notes in the exchange offer will continue to hold the Old Notes and will be entitled to all the rights and subject to the limitations applicable to the Old Notes under the indenture, except that we will have complied with our covenant under the registration rights agreement to make an exchange offer for the Old Notes. See “Risk Factors—The Old Notes will be subject to restrictions on transfer and the trading market for the Old Notes may be limited for a holder of the Old Notes that does not tender.” All untendered Old Notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that Old Notes are tendered and accepted in the exchange offer, the trading market for untendered Old Notes could be adversely affected.

We may in the future seek to acquire, subject to the terms of the indenture, untendered Old Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any Old Notes which are not tendered in the exchange offer.

Resale of Exchange Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, we believe that the Exchange Notes issued pursuant to the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder, other than any holder who is a broker-dealer or an “affiliate” of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	the Exchange Notes are acquired in the ordinary course of the holder’s business; and

•	the holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the Exchange Notes.

However, any holder who:

•	is an “affiliate” of ours;

•	has an arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the exchange offer; or

•	is a broker-dealer who purchased Old Notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act,

cannot rely on the applicable interpretations of the staff and must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds Old Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes. Each such broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where the broker-dealer acquired the Old Notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such Exchange Notes. For more detailed information, see “Plan of Distribution.”

Shelf Registration Statement

In the event that:

(1)	any change in law or in applicable interpretations thereof by the staff of the SEC does not permit us to effect the exchange offer;

(2)	for any other reason we do not consummate the exchange offer within 240 days after the original issuance of the Old Notes;

(3)	an initial purchaser notifies us following consummation of the exchange offer that Old Notes held by it are not eligible to be exchanged for Exchange Notes in the exchange offer; or

(4)	any holder, other than a participating broker-dealer, is not eligible to participate in the exchange offer or, in the case of any holder, other than a participating broker-dealer, that participates in the exchange offer, such holder does not receive freely tradeable Exchange Notes on the date of the exchange and such holder so requests, then, we will, subject to certain exceptions:

(1)	as promptly as practicable (but in no event more than 30 days after so required or requested) file a shelf registration statement covering resales of the Old Notes or the Exchange Notes, as the case may be;

(2)	(A) in the case of clause (1) above, use our commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 210th day following the date of issuance of the Old Notes and (B) in the case of clause (2), (3) or (4) above, use our commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 90th day after the date on which the shelf registration statement is required to be filed; and

(3)	keep the shelf registration statement effective until the earliest of (A) the time when the Old Notes covered by the shelf registration statement can be sold under Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the effective date of the shelf registration statement and (C) the date on which all Old Notes registered thereunder are disposed of in accordance therewith.

We will, in the event that a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes or the Exchange Notes, as the case may be. A holder selling such Old Notes or Exchange Notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

Additional Interest

The registration rights agreement states that if a Registration Default (as defined below) occurs, then we will be required to pay additional interest on the Accreted Value of the Notes to each holder of the Notes. During the first 90-day period that a Registration Default occurs and is continuing, we will pay additional interest on the Notes at a rate of 0.50% per annum. The additional interest rate shall increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 1.5% per annum. Such additional interest will accrue only for those days that a Registration Default occurs and is continuing. All accrued additional interest will be paid to the holders of the Notes on the regular interest payment dates. Following the cure of all Registration Defaults, no more additional interest will accrue unless a subsequent Registration Default occurs.

A “Registration Default” shall occur if:

•	we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

•	any of such registration statements is not declared effective by the SEC on or before the date specified for such effectiveness; or

•	we fail to complete the exchange offer on or before the date specified for such completion; or

•	any of such registration statements is declared effective but thereafter ceases to be effective or usable in connection with resales of the Old Notes during the period specified in the registration rights agreement.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages of our directors and executive officers and Koppers’ executive officers as of the date of this prospectus and the positions that they hold. Directors hold their positions until the annual meeting of the stockholders at which their term expires or until their respective successors are elected and qualified. Executive officers hold their positions until the annual meeting of the Board of Directors or until their respective successors are elected and qualified.

Name	Age	Position
Robert Cizik	74	Non-Executive Chairman and Director of KI Holdings Inc. and Koppers Inc.
Walter W. Turner	58	President and Chief Executive Officer of KI Holdings Inc. and Koppers Inc. and Director of KI Holdings Inc. and Koppers Inc.
Clayton A. Sweeney	73	Director of KI Holdings Inc. and Koppers Inc.
Christian L. Oberbeck	45	Director of KI Holdings Inc. and Koppers Inc.
David M. Hillenbrand	57	Director of KI Holdings Inc. and Koppers Inc.
Brian H. McCurrie	44	Vice President and Chief Financial Officer, KI Holdings Inc. and Koppers Inc.
Steven R. Lacy	49	Senior Vice President, Administration, General Counsel and Secretary, KI Holdings Inc. and Koppers Inc.
Thomas D. Loadman	50	Vice President and General Manager, Railroad Products & Services Division, Koppers Inc.
Kevin J. Fitzgerald	52	Vice President and General Manager, Carbon Materials & Chemicals Division, Koppers Inc.
Ernest S. Bryon	59	Vice President, Australasian Operations and Managing Director, Koppers Australia Pty Ltd.
David Whittle	63	Vice President, European Operations, Koppers Inc.
David T. Bryce	57	Vice President and General Manager, Utility Poles & Piling Products, Koppers Inc.
Mark R. McCormack	46	Vice President and General Manager, Global Marketing, Sales and Development Group, Koppers Inc.
Robert H. Wombles	53	Vice President, Technology, Koppers Inc.
M. Claire Schaming	51	Treasurer and Assistant Secretary, KI Holdings Inc. and Koppers Inc.

Mr. Cizik was elected Non-Executive Chairman of KI Holdings in November 2004. He has served as Non-Executive Chairman of Koppers since July 1999 and has been a director of Koppers since January 1999. Mr. Cizik retired from Cooper Industries, Inc. where he served as President, Chief Executive Officer and Chairman of the Board from 1973 to 1996. Since June 2004 Mr. Cizik has been Non-Executive Chairman of Advanced Lighting Technologies, Inc.

Mr. Turner was elected President and Chief Executive Officer and director of KI Holdings in November 2004. He has been President and Chief Executive Officer and director of Koppers since February 1998. Mr. Turner was appointed Vice President and General Manager, Carbon Materials & Chemicals business of Koppers in early 1995. Mr. Turner was elected Vice President and Manager, Marketing & Development, Industrial Pitches and Related Products in February 1992. Mr. Turner was Marketing Manager, Industrial Pitches and Creosote Oils of Koppers prior to that time.

Mr. Sweeney has been a director of KI Holdings since November 2004 and a director of Koppers since January 1989. Mr. Sweeney has been counsel to Schnader Harrison Segal & Lewis LLP since 2000. Mr. Sweeney was the President and a member of Sweeney Metz Fox McGrann & Schermer L.L.C. from 1998 to

2000. Mr. Sweeney was a shareholder and director of Dickie, McCamey & Chilcote, P.C. from 1987 to 2000 and served as Managing Director from 1988 to September 1993.

Mr. Oberbeck has been a director of KI Holdings since November 2004 and director of Koppers since October 1997. Mr. Oberbeck is one of the founders of Saratoga Partners III, L.P. where he has been a Managing Director since its formation as an independent entity in September 1998. Prior to that time Mr. Oberbeck was a Managing Director of Warburg Dillon Read Inc. and its predecessor entity Dillon, Read & Co. Inc. where he was responsible for the management of the Saratoga funds. Mr. Oberbeck is also a director of Advanced Lighting Technologies, Inc., Data Return, LLC, EUR Systems, Inc., NAT, Inc. and Wireless Services Holding Corporation.

Dr. Hillenbrand was elected as a director of KI Holdings in November 2004 and has been a director of Koppers since February 1999. Dr. Hillenbrand retired from Bayer AG in August 2003, where he was Executive Vice President, Bayer Polymers, since July 2002. Dr. Hillenbrand previously had been President and Chief Executive Officer of Bayer, Inc. for eight years

Mr. McCurrie was elected Vice President and Chief Financial Officer of KI Holdings in November 2004 and has been Vice President and Chief Financial Officer of Koppers since October 2003. Mr. McCurrie, a Certified Public Accountant, was the Chief Financial Officer of Pittsburgh-based Union Switch & Signal, Inc. from 1996 to October 2003. Mr. McCurrie was employed by Union Switch & Signal, Inc. from 1992 to October 2003.

Mr. Lacy was elected Senior Vice President, Administration, General Counsel and Secretary of KI Holdings in November 2004 and has been Senior Vice President, Administration, General Counsel and Secretary of Koppers since January 2004. Mr. Lacy had previously been elected Vice President, Law and Human Resources and Secretary of Koppers in July 2002 and Vice President, General Counsel and Corporate Secretary of Koppers in July 2001. Mr. Lacy worked in the corporate legal department for Wheeling-Pittsburgh Steel Corporation from July 1998 through June 2001, most recently as Vice President, General Counsel and Secretary.

Mr. Loadman was elected Vice President and General Manager, Railroad Products & Services of Koppers in November 1994. After serving as plant manager of the Susquehanna, Pennsylvania treating and cogeneration plants from 1985 to 1988, Mr. Loadman was appointed Railroad Plants Operations Manager of the Railroad & Utility Products business of Koppers in January 1989. Mr. Loadman is a member of the Railway Tie Association and American Wood Preservers Association.

Mr. Fitzgerald was elected Vice President and General Manager, Carbon Materials & Chemicals of Koppers in March 1998. After serving as plant manager of the Stickney, Illinois Carbon Materials & Chemicals plant in 1996 and 1997, Mr. Fitzgerald was appointed Vice President and Manager, Carbon Materials & Chemicals of Koppers in January 1998. He was Product Manager, Industrial Pitches of Koppers from 1991 to 1995. Mr. Fitzgerald is a director of the American Coke & Coal Chemicals Institute.

Mr. Bryon was elected Vice President, Australasian Operation of Koppers in October 1998. Mr. Bryon served as General Manager of Koppers Carbon & Chemicals Pty Ltd. (a subsidiary of Koppers Australia Pty Ltd. and previously known as Koppers Coal Tar Products Pty Ltd.) since 1993.

Dr. Whittle was elected Vice President, European Operations of Koppers in May 2000. Prior to May 2000, Dr. Whittle served as Managing Director of the United Kingdom operations of Tarconord since the acquisition of Bitmac, Ltd. by Tarconord in 1996. From 1986 until 1996, Dr. Whittle was Managing Director and Chief Executive Officer of Bitmac Ltd. Dr. Whittle is active in industry associations and has served as president of the International Tar Association and Lincolnshire Iron & Steel Institute. Dr. Whittle is currently Vice President of the CEFIC Coal Tar Sector Group.

Mr. Bryce was elected Vice President and General Manager, Utility Poles & Piling Products, of Koppers in February 2002. Prior to joining Koppers, Mr. Bryce worked for Atlantic Wood Industries and is a past chairman of the American Wood Preservers Institute and the Southern Pressure Treaters Association.

Mr. McCormack was elected Vice President and General Manager, Global Marketing, Sales and Development Group, Carbon Materials & Chemicals of Koppers, in February 2002. Mr. McCormack had been Vice President, Marketing and Corporate Development for Koppers Europe ApS since January 2001 and General Manager of Carbon Materials & Chemicals for Koppers Australia Pty Ltd. since 1998.

Mr. Wombles joined Koppers in June 1997, at which time he was elected Vice President, Technology. Prior to joining Koppers, Mr. Wombles was Vice President, Research, Applications and Development for Ashland Petroleum Company. Mr. Wombles’ area of expertise is the chemistry and processing of high molecular weight hydrocarbons. Mr. Wombles is the author of several technical publications in this area and has been granted ten U.S. patents in the area of hydrocarbon processing.

Ms. Schaming was elected Treasurer and Assistant Secretary of KI Holdings in November 2004 and has been Treasurer and Assistant Secretary of Koppers since May 1992. Ms. Schaming’s previous position was Assistant Treasurer and Manager of Cash Operations of Koppers. Ms. Schaming is a certified cash manager.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following table sets forth information concerning the compensation for services in all capacities to us, including options and stock appreciation rights (“SARS”), for the years ended December 31, 2004, 2003 and 2002, of those persons who were at December 31, 2004 the current Chief Executive Officer and each of the other four most highly compensated executive officers who earned more than $100,000 in salary and bonus in 2004 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Annual Compensation
Long-Term Compensation
(a)	(b)	(c)	(d)	(g)		(i)
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Options/ SARs (#)	Restricted Stock (1)	All Other Compensation (2)
Walter W. Turner President and Chief Executive Officer	2004 2003 2002	$440,000 400,000 381,250	$440,000 344,000 175,000	— — 15,000	$525,600 — —	$160,521 111,268 133,259

Steven R. Lacy (3) Senior Vice President, Administration, General Counsel and Secretary	2004 2003 2002	272,640 250,020 237,315	318,000 157,000 82,500	— — 10,000	262,800 — —	101,804 71,798 73,600

Brian H. McCurrie (4) Vice President and Chief Financial Officer	2004 2003	228,000 74,728	328,000 25,000	— —	262,800 —	85,090 —

David Whittle (5) Vice President, European Operations, Koppers Europe ApS	2004 2003 2002	271,294 235,289 209,880	173,405 127,073 145,890	— — —	— — —	36,682 36,621 22,264

Kevin J. Fitzgerald Vice President and General Manager, Carbon Materials & Chemicals Division	2004 2003 2002	212,400 200,400 190,500	122,560 88,000 40,706	— — 3,000	262,800 — —	80,669 58,739 69,527

(1)	Amounts set forth in the restricted stock award column represent the grant-date value of time-based restricted stock units that were granted to Mr. Turner, Mr. Lacy, Mr. McCurrie, and Mr. Fitzgerald in August 2004. The vesting schedule for these units to shares of KI Holdings is 20% in August 2004, 20% in August 2005, 20% in August 2006, 20% in August 2007, and 20% in November 2008. Non-vested restricted stock units do not have voting rights nor are they entitled to receive dividends. The total number of restricted stock units granted to the Named Executive Officers is as follows: Mr. Turner, 40,000 shares; Mr. Lacy, 20,000 shares; Mr. McCurrie, 20,000 shares; and Mr. Fitzgerald, 20,000 shares.

(2)

With the exception of Dr. Whittle, all other compensation consists of regular and supplemental matches to the our 401(k) plan and earned credit for our Supplemental Executive Retirement Plan (“SERP”). For Mr. Turner, 401(k) matches for 2004, 2003 and 2002 were $6,150, $6,000 and $6,000, respectively, and SERP credits for 2004, 2003 and 2002 were $154,371, $105,268 and $127,259, respectively. For Mr. Lacy, 401(k) matches for 2004, 2003 and 2002 were $6,150, $6,000 and $6,000, respectively, and SERP credits for 2003, 2002 and 2001 were $96,654, $65,798 and $67,600, respectively. For Mr. McCurrie, 401(k) match for 2004 was $6,150 and SERP credits for 2004 were $78,940. For Mr. Fitzgerald, 401(k) matches for 2004, 2003 and 2002 were $6,150, $6,000 and $6,000, respectively, and SERP credits for 2004, 2003 and 2002 were $74,519, $52,739 and $63,527, respectively. All other compensation for Dr. Whittle consists of automobile allowances.

(3)	Mr. Lacy’s bonus for 2004 includes the fair value of a stock grant amounting to 4,000 shares.

(4)	Mr. McCurrie’s bonus for 2004 includes the fair value of a stock grant amounting to 4,000 shares; for 2003, Mr. McCurrie’s salary represents approximately two and one-half months of service.

(5)	For 2004, Dr. Whittle’s bonus includes $33,333 that represents the vested portion of a $100,000 bonus he received in lieu of restricted stock. The remaining $66,667 vests in two additional equal installments over the next two years.

Stock Options

There were no grants of SARs or stock options during 2004.

Option Exercises and Fiscal Year-End Values

Shown below is information with respect to stock options exercised during 2004. There were no unexercised stock options held by any Named Executive Officers at December 31, 2004. No SARS were granted to any of the Named Executive Officers and none of the Named Executive Officers held any unexercised SARS at the end of the fiscal year.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

Name	Number of Securities Underlying Options/ SARS Exercised	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARS at FY-End (#)		Value of Unexercised In-the-money Options/ SARS at FY-End ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Walter W. Turner	17,400	$148,800	—	—	$—	$—
Steven R. Lacy	8,000	54,800	—	—	—	—
Brian H. McCurrie	—	—	—	—	—	—
David Whittle	3,000	27,000	—	—	—	—
Kevin J. Fitzgerald	5,600	45,240	—	—	—	—

Benefit Plans

Pension Plan.    All our executive officers located in the U.S. are covered by the Retirement Plan of Koppers Inc. and Subsidiaries for Salaried Employees (the “Salaried Plan”). Prior to June 1, 2004, annual retirement benefits were computed at the rate of 1.2% of Terminal Salary (as defined below) not in excess of $16,000, plus 1.6% of Terminal Salary in excess of $16,000, all multiplied by years of Credited Service (as defined below). Terminal Salary was determined based on the average annual salary (defined as salary plus 50% of any incentive payments) for the five highest consecutive years of the last ten years of credited service, or during all years of such credited service if less than five. Credited Service includes all accumulated service as a salaried employee except for any period of layoff or leave of absence. In 1998, we amended the Salaried Plan to provide a minimum pension equal to 1.2% of Terminal Salary multiplied by years of Credited Service up to 35 years reduced by any pension benefit paid by the pension plan of the former Koppers Company, Inc., now known as Beazer East, Inc. (“Old Koppers” for the period prior to December 29, 1988). For purposes of the minimum pension calculations, Terminal Salary was determined based on the average annual salary (defined as salary plus 75% of any incentive payments) for the five highest consecutive years of the last ten years of Credited Service, or during all years of Credited Service if less than five.

The following table contains approximate retirement benefits for Credited Service before June 1, 2004 payable under the Salaried Plan, assuming retirement at age 65, payments made on the straight-life annuity basis and no election of a co-annuitant option.

Estimated Annual Retirement Benefit Under the Salaried Retirement Plan for Pre-June 1, 2004

Credited Service

Terminal Salary	Years of Credited Service at Retirement
	5	10	15	20	25	30
$100,000	$7,680	$15,360	$23,040	$30,720	$38,400	$46,080
150,000	11,680	23,360	35,040	46,720	58,400	70,080
200,000	15,680	31,360	47,040	62,720	78,400	94,080
250,000	19,680	39,360	59,040	78,720	98,400	118,080
300,000	23,680	47,360	71,040	94,720	118,400	142,080
350,000	27,680	55,360	83,040	110,720	138,400	166,080
400,000	31,680	63,360	95,040	126,720	158,400	190,080
450,000	35,680	71,360	107,040	142,720	178,400	214,080

Effective June 1, 2004 we further amended the Salaried Plan. For Credited Service after May 31, 2004, annual retirement benefits are computed at the rate of 1.0% of Terminal Salary multiplied by years of Credited Service after May 31, 2004. Effective June 1, 2004 we also amended the definition of Terminal Salary to mean the average annual salary (defined as salary plus 100% of any incentive payments) for the five highest consecutive years of the last ten years of Credited Service or during all years of Credited Service if less than five.

The following table contains approximate retirement benefits for Credited Service after May 31, 2004 payable under the Salaried Plan, assuming retirement at age 65, payments made on the straight-life annuity basis and no election of a co-annuitant option.

Estimated Annual Retirement Benefit Under the Salaried Retirement Plan for Post-May 31, 2004

Credited Service

Terminal Salary	Years of Credited Service at Retirement
	5	10	15	20	25	30
$100,000	$5,000	$10,000	$15,000	$20,000	$25,000	$30,000
150,000	7,500	15,000	22,500	30,000	37,500	45,000
200,000	10,000	20,000	30,000	40,000	50,000	60,000
250,000	12,500	25,000	37,500	50,000	62,500	75,000
300,000	15,000	30,000	45,000	60,000	75,000	90,000
350,000	17,500	35,000	52,500	70,000	87,500	105,000
400,000	20,000	40,000	60,000	80,000	100,000	120,000
450,000	22,500	45,000	67,500	90,000	112,500	135,000

The following describes the Terminal Salary and Years of Service, respectively, accrued as of December 31, 2004 for each participating Named Executive Officer: Walter W. Turner, $518,392 and 16 years of service; Steven R. Lacy, $289,787 and four years of service; Brian H. McCurrie, $270,000 and one year of service; and Kevin J. Fitzgerald, $227,440 and 16 years of service.

Effective December 1, 1997, the Board of Directors established a Supplemental Executive Retirement Plan for each participating Named Executive Officer and all our other participating elected officers. The SERP will pay an annual benefit equal to 2% of final pay multiplied by years of service up to 35 years, reduced by the sum of: (i) pension benefits received from us; (ii) pension benefits received from Old Koppers; (iii) one half of any Social Security benefits; and (iv) the value of our paid common stock in the individual’s Employee Savings Plan account.

Employment Agreements

Employment Agreement with Brian H. McCurrie.    We entered into an employment agreement with Mr. McCurrie in October 2003 that contains the terms of Mr. McCurrie’s employment with Koppers. The employment agreement provides that Mr. McCurrie will serve as Vice President and Chief Financial Officer at a beginning annual salary of $225,000, subject to annual adjustments. The employment agreement provides for a signing bonus of $50,000 and participation in our corporate senior management incentive pool with an annual incentive target of 55% of base salary, and provides for a stock option grant to purchase a total of 7,500 shares of our common stock. The employment agreement also provides for participation in all our benefits plans. The agreement provides that in the event of termination by us other than for cause, Mr. McCurrie shall be entitled to severance payments for a minimum of one year and a maximum of two years, based on the years of service to us prior to termination. In the event Mr. McCurrie is terminated due to a change of control, the employment agreement provides for a lump sum severance payment equal to the value of certain payments he is entitled to receive in the event of a change of control. The term of the agreement began October 13, 2003 and continues in effect until October 12, 2005, and each October 12 thereafter, the term is automatically extended for one additional year unless, at least one hundred eighty days prior to such renewal, we or Mr. McCurrie shall have given notice to the other party that such party does not wish to extend such term; however, if a change of control shall have occurred during the original or extended term, the term shall continue for period of not less than twenty-four months following the month in which such change of control occurred.

Employment Agreement with Steven R. Lacy.    We entered into an employment agreement with Mr. Lacy in April 2002 that contains the terms of Mr. Lacy’s employment with Koppers. The employment agreement provides that Mr. Lacy will serve as Vice President, General Counsel and Corporate Secretary. The term of the agreement commenced on April 5, 2002 and continued until April 4, 2004; thereafter, on April 4 of each year the term is automatically extended for one additional year unless notice is given 180 days in advance by us or Mr. Lacy that such party does not wish to extend the term. Neither Mr. Lacy nor we provided timely notice of termination 180 days in advance of April 4, 2005. Therefore, Mr. Lacy’s agreement has been automatically extended until at least April 4, 2006. The employment agreement provides that Mr. Lacy will receive a base salary at an annual rate of no less than $250,000, and that such base salary will be subject to periodic review by the Chief Executive Officer. The employment agreement provides for participation in our corporate senior management incentive pool with an annual incentive target of 40% of base salary, and provides for a stock option grant to purchase a total of 7,500 shares of our common stock. The employment agreement also provides for participation in all of our benefits plans. In the event of termination by us other than for cause, Mr. Lacy is entitled to receive the following payments: (i) 104 weeks of salary and benefits continuation; (ii) an additional number of weeks of salary and benefits continuation equal to the number of full years of service with us; (iii) a lump sum severance payment equal to one-half of the sum of the amounts awarded to him under the applicable incentive plan and bonus plans in respect of each of the two calendar years preceding that in which occurs the date of termination; and (iv) a lump sum severance payment equal to the value of certain payments he is entitled to receive in the event of a change of control, whether or not a change of control occurs.

Employment Agreement with David Whittle.    We entered into an employment agreement with Dr. Whittle in August 2000 that contains the terms of Dr. Whittle’s employment with Koppers. The employment agreement provides that Dr. Whittle will serve as Vice President and General Manager of Koppers Europe at a beginning annual salary of 131,000 pounds sterling, subject to annual adjustments. The agreement also provides for participation in our incentive plan based on the attainment of certain operating results for Koppers Europe. The agreement provides that in the event of termination for any reason other than gross misconduct, Dr. Whittle shall be given twelve months’ notice of termination or, at our option, pay in lieu of notice. The agreement provides that in exchange for the terms of the employment agreement, Dr. Whittle agrees to an immediate termination of the service agreement entered into with Bitmac Limited (predecessor company to the United Kingdom operations of Koppers Europe ApS).

Director Compensation

We do not pay compensation to Directors who are also employees. In 2004, each Director who is not an employee was paid a retainer fee of $40,000 per year plus $5,000 for each Board Committee (with the exception of the Audit Committee, which chair received $10,000 in 2004) chaired, except the Saratoga Partners III, L.P. Director is paid under the advisory services agreement between Koppers and Saratoga Partners III, L.P. in lieu of Director’s fees. See “Certain Relationships and Related Transactions.”

Compensation Committee Interlocks and Insider Participation

Mr. Oberbeck, a principal for Saratoga Partners III, L.P., serves on and is chairman of the Human Resources and Compensation Committee of the Board of Directors, which, among other things, establishes compensation levels for our five most highly paid executive officers. We also have an advisory services agreement with Saratoga Partners III, L.P. pursuant to which we pay a management fee of $150,000 per quarter to Saratoga in lieu of Director’s fees to Mr. Oberbeck. In addition, Saratoga Partners III, L.P. may provide us with financial advisory services in connection with significant business transactions, such as acquisitions, for which we will pay Saratoga Partners III, L.P. compensation comparable to compensation paid for such services by similarly situated companies. During 2004 and 2003 we paid Saratoga Partners III, L.P. $0.5 million and $1.6 million, respectively, for advisory services in connection with refinancing activities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

In November 2004, KI Holdings was created to be the direct parent company of Koppers Inc. KI Holdings has no material assets or operations other than cash from the issuance of the Senior Discount Notes and its 100% ownership of Koppers. Pursuant to an agreement and plan of merger, stockholders and option holders of Koppers became stockholders and option holders of KI Holdings on November 18, 2004 and are no longer stockholders and option holders of Koppers Inc.

The following table sets forth certain information regarding the beneficial ownership of the common stock and preferred stock of KI Holdings as of April 15, 2005 by (i) each person known to us to beneficially own more than 5% of the outstanding shares of either common stock or preferred stock; (ii) each of KI Holdings’ directors; (iii) each of the Named Executive Officers; and (iv) all of KI Holdings’ directors and executive officers as a group.

Except as otherwise indicated, the address for each of the named individuals is c/o KI Holdings, Inc., 436 Seventh Avenue, Pittsburgh, PA 15219.

	Voting Common Stock		Senior Convertible Preferred Stock (2)
Name of Beneficial Owner	Shares Beneficially Owned (1)	Percentage Beneficially Owned (1)	Shares Beneficially Owned	Percentage Beneficially Owned
Saratoga Partners III, L.P. (3)			2,288,481	100.0%
Walter W. Turner (4)	673,699	91.8%
Randall D. Collins (4)	673,699	91.8%
Clayton A. Sweeney (5)	5,000	*
Christian L. Oberbeck (3)			2,288,481	100.0%
Robert Cizik (6)	60,294	8.2%
David M. Hillenbrand (7)	20,000	2.7%
Steven R. Lacy (8)	34,000	4.6%
Brian H. McCurrie (9)	8,000	1.1%
David Whittle	—	*
Kevin J. Fitzgerald (10)	20,925	2.9%
All directors and officers as a group (14 persons) (4)	733,993	100.0%
Total shares outstanding, including vested options	733,993	100.0%	2,288,481	100.0%

*	1% or less.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investment power with respect to the shares shown as beneficially owned.

(2)	On December 1, 1997, 2,117,952 shares of voting common stock and 27,672 shares of non-voting common stock held by Saratoga Partners III, L.P. were converted into 2,145,624 shares of preferred stock, entitling Saratoga Partners III, L.P. to elect a majority of our Board of Directors and to exercise a majority of the voting power over all of our outstanding stock with respect to all matters subject to a stockholder vote. The preferred stock has voting (except as described below) and dividend rights equal to voting common stock and has a liquidation preference equal to par value. The preferred stock is convertible into common stock at any time on a one-for-one basis. The holders of the preferred stock vote as a separate series from all other classes of stock and are entitled to elect a majority of our Board of Directors.

(3)

With respect to 142,857 of these shares, Saratoga Partners III, L.P. has voting power with respect to such shares and we have been informed that Brown University Third Century Fund has dispositive directive power with respect to such shares subject to the terms of the stockholders’ agreement. Saratoga Partners III, L.P. is a private investment fund. The address for Saratoga Partners III, L.P. is 535 Madison Avenue, New York, NY 10022. Saratoga Partners III, L.P. has generally authorized Mr. Oberbeck, a director, to vote the shares of Koppers Inc. held by Saratoga Partners III, L.P. Mr. Oberbeck disclaims beneficial ownership of the preferred stock owned by Saratoga Partners III, L.P. Saratoga Partners III, L.P. is entitled to elect a majority of the Board of Directors and to exercise a majority of the voting power of all of our outstanding stock.

(4)	Pursuant to the stockholders’ agreement, Mr. Turner and Randall D. Collins, Vice President, Regulatory Affairs of Koppers, were appointed as representatives of the approximately 125 management investors and granted irrevocable proxies to vote 673,699 shares of common stock owned by the management investors, including 64,646 shares directly owned by Mr. Turner and 23,013 shares directly owned by Mr. Collins, for the term of the stockholders’ agreement. Mr. Turner and Mr. Collins disclaim beneficial ownership of the shares which they do not directly own.

(5)	Pursuant to the stockholders’ agreement, Mr. Sweeney has granted an irrevocable proxy to the representatives to vote the shares owned by him. In 2005, 2003, 2002 and 2001, we purchased a total of 98,879 shares owned by Mr. Sweeney for a total of $2.1 million.

(6)	Mr. Cizik financed the purchase of 35,294 of his shares in 1999 through a loan from Koppers. The financed shares vest at a rate of 20% per year according to Mr. Cizik’s compensation arrangement, and are 100% vested. See “Certain Relationships and Related Transactions—Consulting Agreements.”

(7)	Pursuant to the stockholders’ agreement, Dr. Hillenbrand has granted an irrevocable proxy to the representatives to vote the shares owned by him.

(8)	Pursuant to the stockholders’ agreement, Mr. Lacy has granted an irrevocable proxy to the representatives to vote the shares owned by him.

(9)	Pursuant to the stockholders’ agreement, Mr. McCurrie has granted an irrevocable proxy to the representatives to vote the shares owned by him.

(10)	Pursuant to the stockholders’ agreement, Mr. Fitzgerald has granted an irrevocable proxy to the representatives to vote the shares owned by him.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon vesting	Weighted-average price of outstanding non-vested shares	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (1)	108,000	$—	15,000

(1)	Includes our Restricted Stock Unit Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Legal Counsel

Schnader Harrison Segal & Lewis LLP provided counsel to us during 2004 and 2003. Clayton A. Sweeney, a shareholder and director, is also counsel to Schnader Harrison Segal & Lewis LLP. During 2004 and 2003, we paid a total of $0.2 million and $0.3 million, respectively, in legal fees to this firm. Additionally, in 2005, 2003 and 2002 we redeemed from Mr. Sweeney 23,934 shares at $0.1 per share, 25,116 shares at $29.00 per share and 23,913 shares at $28.00 per share, respectively. The prices at which we redeemed shares of common stock from Mr. Sweeney in 2003 and 2002 were based on the fair value of such stock upon the respective redemption dates. The price at which we redeemed shares of common stock from Mr. Sweeney in 2005 was based upon an agreement with Mr. Sweeney which effectively allowed him the option of delaying the redemption of such shares in exchange for a lower redemption price. The Board of Directors (with Mr. Sweeney abstaining) determined the fair value of our stock based on annual valuations performed by a third party valuation firm. Beginning with the year 2002, the fair value was reduced dollar-for-dollar by the amount of any dividends paid between valuation periods.

Consulting Agreements

Consulting Agreement with Robert Cizik.    Koppers entered into a consulting agreement with Robert Cizik in 1999 in which it pays a fee of $12,500 per month to Mr. Cizik for consulting services. The agreement also includes a provision which allowed Mr. Cizik to purchase 20,000 shares of common stock for $17.00 per share, which purchase was made in October 1999 when the fair value per share was $17.25. Additionally, the agreement provides for a $0.6 million interest-free loan from Koppers for the purchase of 35,294 shares of restricted common stock at a price of $17.00 per share. Mr. Cizik purchased these shares in October 1999 by signing a promissory note to Koppers for $0.6 million. The note, which is 70% collateralized by the value of the related shares and 30% by Mr. Cizik’s personal assets, is due in 2009, or immediately in the event Mr. Cizik is no longer Non-Executive Chairman of our Board of Directors. The shares were initially restricted, with a vesting period of five years; at December 31, 2003, all the shares were vested. Mr. Cizik has the right to require us to redeem the 35,294 shares at any time at the lower of his cost or current fair value; however, the disposition or transfer of the shares requires the related loan to be repaid immediately.

Advisory Services Agreement with Saratoga Partners III, L.P.    Koppers has an advisory and consulting agreement with Saratoga Partners III, L.P. pursuant to which Koppers pays a management fee of $150,000 per quarter to Saratoga Partners III, L.P. in lieu of Director’s fees to Mr. Oberbeck. In addition, Saratoga Partners III, L.P. may provide Koppers with financial advisory services in connection with significant business transactions, including, but not limited to: (i) identification, negotiation and analysis of acquisitions and dispositions by Koppers or its subsidiaries; (ii) negotiations and analysis of financing alternatives, including in connection with acquisitions, capital expenditures and refinancing of indebtedness; (iii) finance functions, including assistance in financial projections; (iv) human resource functions, including searching and hiring of executives; and (v) such other services as Koppers’ Board of Directors and Saratoga Partners III, L.P. shall agree. For such services, Koppers will pay Saratoga Partners III, L.P. a compensation comparable to compensation paid for such services by similarly situated companies. During 2004 and 2003, Koppers paid Saratoga $0.5 million and $1.6 million, respectively, related to advisory services related to refinancing activities.

Mr. Oberbeck has served as a director of Koppers since October 1997. Mr. Oberbeck is one of the founders of Saratoga Partners III, L.P., where he has been a Managing Director since its formation as an independent entity in September 1998. Prior to that time, Mr. Oberbeck was a Managing Director of Warburg Dillon Read Inc. and its predecessor entity Dillon, Read & Co. Inc. from 1995 to September 1998, where he was responsible for the management of the Saratoga Funds, and Managing Director of Castle Harlan, Inc., a corporate buyout firm, where he worked from 1987 to 1995.

Saratoga Partners III, L.P. has informed us that it is an independent New York based investment firm making private equity investments in partnership with management in the business services and manufacturing industries. Saratoga Partners III, L.P. was founded in 1984 as the corporate buyout group of Dillon, Read & Co. Inc. and is an experienced firm, having led buyout investments in 33 companies.

Stockholders’ Agreement

We are a party to a stockholders’ agreement. The management investors are a group of approximately 125 individual stockholders with various ownership interests in the common stock and collectively comprising 100% of the total outstanding shares of our common stock. Each management investor is an officer, director, or current or former employee of ours or one of our subsidiaries. Pursuant to the stockholders’ agreement, Walter W. Turner and Randall D. Collins have been appointed as the representatives of the management investors and have been granted irrevocable proxies for the term of the stockholders’ agreement to vote in excess of 90% of the management investors’ shares as of December 31, 2004. Prior to February 27, 2004, the Stockholders’ Agreement required us to redeem shares upon a Management Investor’s ceasing for any reason to be employed by us. On February 27, 2004 the Stockholders’ Agreement was amended to make the redemption of common stock from such Management Investors at our option after the effective date of the amendment. Based on currently available information, as of December 31, 2004, 0.1 million shares of common stock owned by management investors were subject to such redemption obligation.

The stockholders’ agreement sets forth supermajority voting requirements for the Board of Directors for certain matters, including the issuance of additional stock, mergers, consolidations, acquisitions, significant asset sales, and the incurrence of material indebtedness. Saratoga Partners III, L.P. is entitled to nominate a majority of the Board of Directors.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities of Koppers

In connection with the offering of the Old Notes and the related transactions, we requested an amendment to our senior secured credit facilities to allow the formation of KI Holdings and the subsequent merger resulting in KI Holdings becoming the parent of Koppers Inc. As a condition of this amendment, certain changes were made to the terms of the borrowing base calculation. The description below gives effect to the terms of the amendment.

The following sets forth a description of some of the terms of Koppers’ senior secured credit facilities:

•	provide for a revolving credit facility of $100.0 million, of which $49.8 million was outstanding on December 31, 2004;

•	provide for a borrowing base for loans under the revolving credit facility limited to the sum of 85% of qualified accounts plus 50% of qualified inventory, provided that the portion of the borrowing base supported by qualified Australian accounts and qualified Australian inventory is limited to 25% of the aggregate borrowing base;

•	bear interest, in the case of the revolving credit facility, on the outstanding unpaid principal amount, at our option, at either the base rate, plus an applicable margin of 0.50% to 1.25%, or the Eurorate, plus an applicable margin of 2.00% to 2.75% determined, in each case, pursuant to a performance-based pricing grid;

•	be secured by substantially all of Koppers’ assets;

•	allow prepayment in whole or in part without premium or penalty;

•	mature on May 12, 2007, in the case of the revolving credit facility; and

•	provide for a term loan, all of which was repaid on November 1, 2004.

Koppers’ senior secured credit facilities contain representations and affirmative covenants customary for financings of this type. Koppers’ senior secured credit facilities also contain negative covenants that limit our ability and the ability of Koppers’ subsidiaries to, among other things:

•	incur additional indebtedness or issue guarantees;

•	grant liens;

•	make fundamental changes in our business, corporate structure or capital structure, including, among other things, entering into any merger, consolidation or amalgamation or liquidating, winding up or dissolving;

•	sell assets or subsidiaries;

•	make capital expenditures;

•	make investments, including the advancing of loans or extensions of credit, enter into joint ventures or make acquisitions of assets constituting a business unit or the capital stock of another entity;

•	prepay, redeem or repurchase subordinated indebtedness, including the Exchange Notes, or amend documents relating to other existing indebtedness, including the Exchange Notes, or amend documents relating to other existing indebtedness or other material documents; and

•	enter into transactions with affiliates.

The negative covenants also include financial covenants that require us to maintain certain financial ratios, including the following:

•	The Fixed Charge Coverage Ratio, calculated as of the end of each fiscal quarter for the four fiscal quarters then ended, shall not be less than 1.05 to 1.0.

•	The Total Leverage Ratio, calculated as of the end of each fiscal quarter for the four fiscal quarters then ended, shall not exceed the ratios set forth below for the periods specified below:

Fiscal Quarters Ended	Ratio
September 30, 2004 through December 31, 2004	5.00 to 1.00
March 31, 2005 through September 30, 2005	4.75 to 1.00
December 31, 2005 through September 30, 2006	4.50 to 1.00
December 31, 2006 and thereafter	4.25 to 1.00

•	The Senior Leverage Ratio, calculated as of the end of each fiscal quarter for the four fiscal quarters then ended, shall not exceed 1.50 to 1.0.

Koppers’ senior secured credit facilities also contain events of default that are customary for financings of this type, including, without limitation, and subject to certain exceptions, those related to:

•	default in payment of principal and interest;

•	materially incorrect representations or warranties;

•	default in observance or performance of any of the affirmative or negative covenants included in our credit agreement or related security documents;

•	across-default in the payment of other indebtedness of more than $5.0 million in the aggregate;

•	specified events of bankruptcy;

•	specified ERISA events;

•	specified judgments or decrees involving more than $5.0 million in the aggregate;

•	failure of the applicable senior secured credit facilities documents or any material provisions thereof, the guarantees, security documents or any related documents to be enforceable and in full force and effect;

•	certain change of control events; and

•	certain failures by Beazer East to comply with its indemnity obligations under the terms of the asset purchase agreement between us and Koppers Company, Inc. (now known as Beazer East, Inc.).

9 7/8% Senior Secured Notes due 2013 of Koppers

Koppers has issued and outstanding $320.0 million aggregate principal amount of 9 7/8% Senior Secured Notes due 2013. Interest is payable semiannually in arrears on April 15 and October 15 of each year. The Senior Secured Notes are guaranteed, jointly and severally, on a senior secured basis by some of our current and future subsidiaries.

The Senior Secured Notes and subsidiary guarantees are senior obligations of Koppers and its subsidiary guarantors, respectively, and are secured by a second priority lien on and security interest in substantially all of the assets owned by Koppers and its subsidiary guarantors that secure Koppers’ obligations under its senior secured credit facilities.

The Senior Secured Notes include customary covenants that restrict, among other things, the ability to incur additional debt, pay dividends or make certain other restricted payments, incur liens, merge or sell all or substantially all of the assets or enter into various transactions with affiliates. Prior to October 15, 2006, Koppers may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes at a redemption price of 109.875% of the principal amount thereof, plus accrued and unpaid interest to the date of such redemption, with funds raised in specified equity offerings. On or after October 15, 2008, Koppers may redeem some or all of the Senior Secured Notes at a redemption prices specified in the indenture governing such notes, plus accrued and unpaid interest to the date of such redemption.

The terms of the indenture governing the Senior Secured Notes significantly restrict Koppers from paying dividends and otherwise transferring assets to KI Holdings. For example, Koppers’ ability to make such payments is governed by a formula based on 50% of its consolidated net income. In addition, as a condition to making such payments based on such formula, Koppers Inc. must have an EBITDA (as defined in the indenture governing the Senior Secured Notes) to consolidated interest expense ratio of at least 2.0 to 1. Notwithstanding such restrictions, the indenture permits an aggregate of $7.5 million of such payments to be made whether or not there is availability under the formula or conditions to its use are met, provided that at the time of such payment, no default shall have occurred and be continuing under that indenture.

The indenture governing the Senior Secured Notes has a covenant that limits the incurrence of additional indebtedness unless on the date of the incurrence of additional indebtedness the Consolidated Coverage Ratio (defined therein) will be, after giving effect to the incurrence thereof and the application of the proceeds thereof, greater than 2.0 to 1.0. The indenture defines Consolidated Coverage Ratio as the ratio of (a) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (b) Consolidated Interest Expense (defined therein) for such four fiscal quarters.

We are currently in compliance with all covenants in the indenture governing the Senior Secured Notes. Koppers anticipates continued compliance with these covenants. Failure to comply with the covenants contained in the indenture governing the Senior Secured Notes may result in an event of default. The indenture governing the Senior Secured Notes also contains various other events of default, including but not limited to those related to non-payment of principal, interest or fees; certain bankruptcy-related events; invalidity of liens; non-payment of certain legal judgments; and cross defaults with certain other indebtedness.

The covenants related to the term loan and the revolving credit facility also include financial covenants that require Koppers to maintain certain financial ratios, including the following:

•	the Fixed Charge Coverage Ratio, calculated as of the end of each fiscal quarter for the four fiscal quarters then ended, shall not be less than 1.05 to 1.0. The Fixed Charge Coverage Ratio at December 31, 2004 was 1.55 to 1.00.

•	the Total Leverage Ratio, calculated as of the end of each fiscal quarter for the four fiscal quarters then ended, shall not exceed the ratios set forth below for the periods specified below:

Fiscal Quarters Ended	Ratio
September 30, 2004 through December 31, 2004	5.00 to 1.00
March 31, 2005 through September 30, 2005	4.75 to 1.00
December 31, 2005 through September 30, 2006	4.50 to 1.00
December 31, 2006 and thereafter	4.25 to 1.00

•	the Total Leverage Ratio at December 31, 2004 was 4.16 to 1.00.

•	the Senior Leverage Ratio, calculated as of the end of each fiscal quarter for the four fiscal quarters then ended, shall not exceed 1.50 to 1.00.

•	the Senior Leverage Ratio at December 31, 2004 was .72 to 1.00.

Subsidiary Pledges.    The terms of the Senior Secured Notes provide that the collateral securing the Senior Secured Notes will never include the securities of any subsidiary to the extent the par value, book value as carried by us or the market value of the securities (the “Applicable Value”) is equal to or greater than 20% of the aggregate principal amount of the Senior Secured Notes outstanding (the “Collateral Threshold”). Rule 3-16 of Regulation S-X under the Securities Act of 1933 requires the presentation of a subsidiary’s stand-alone, audited financial statements if the subsidiary’s capital stock secures an issuer’s notes and the par value, book value or market value of the securities equals or exceeds the Collateral Threshold. The indenture governing the Senior Secured Notes and the security documents provide that the collateral will never include the capital stock of any subsidiary to the extent the Applicable Value of the securities is equal to or greater than the Collateral Threshold. As a result, we will not be required to present separate financial statements of any of its subsidiaries under Rule 3-16.

As a result of the provisions in the indenture and security documents relating to subsidiary securities, holders of the Senior Secured Notes may at any time in the future lose a portion of their security interest in the securities of any of our other subsidiaries if the Applicable Value of that stock were to become equal to or greater than the Collateral Threshold. As stated above, Applicable Value is defined as the greatest of book value, par value and market value of a subsidiary’s securities. Currently, all of the capital stock of all of our domestic subsidiaries and all of our subsidiaries other than 35% of the voting capital stock of Koppers Europe ApS constitute collateral for the Senior Secured Notes.

We have based our determination of which subsidiary’s capital stock currently constitutes collateral upon the book value, par value and estimated market value of the capital stock of each of its subsidiaries as of December 31, 2004 and the operations of these subsidiaries since that date. The Applicable Value for the capital stock of each of our subsidiaries is the greater of the book value and estimated market value, as the value of each subsidiary’s capital stock is nominal and therefore has not impacted our calculation of Applicable Value. The Net Fair Value and Net Book Value calculations each include an allocation of corporate debt to the subsidiaries. Set forth in the table below is the Applicable Value of each subsidiary’s capital stock as of December 31, 2004:

Subsidiary	Applicable Value as of December 31, 2004	Net Fair Value as of December 31, 2004	Net Book Value as of December 31, 2004
	(in millions)
World-Wide Ventures Corp. (1)	$60.4	$60.4	$2.6
Koppers Australia Holding Company Pty Ltd. (2)	46.7	46.7	14.8
Koppers Australia Pty Ltd.	46.7	46.7	14.8
Koppers Redemption, Inc.	—	—	—
Koppers Delaware, Inc.	22.8	14.0	22.8
Koppers Assurance, Inc.	(24.5)	(24.5)	(39.8)
Koppers Concrete Products, Inc.	0.1	(0.1)	0.1
Concrete Partners	2.6	(5.3)	2.6
Koppers Europe ApS	8.5	8.5	(7.2)

(1)	The assets of World-Wide Ventures Corp. include the stock of Koppers Europe ApS and Koppers Australia Holding Company Pty Ltd. and, therefore, include the Applicable Value, net fair value and net book value of Koppers Europe ApS and Koppers Australia Holding Company Pty Ltd.

(2)	The assets of Koppers Australia Holding Company Pty Ltd. include the stock of Koppers Australia Pty Ltd. and, therefore, the Applicable Value, net fair value and net book value of Koppers Australia Holding Company Pty Ltd. include the Applicable Value, net fair value and net book value of Koppers Australia Pty Ltd.

The Applicable Value of the capital stock of our subsidiaries did not exceed the Collateral Threshold as of December 31, 2004. Further, as there have been no significant changes in the operations of each of these subsidiaries since December 31, 2004, we have determined that the Applicable Value of the capital stock of each of these subsidiaries currently remains below the Collateral Threshold.

In respect of Koppers Delaware, Inc., Koppers Concrete Products, Inc. and Concrete Partners, Inc., the Applicable Value of their common stock was based upon book value. Book value of a subsidiary’s capital stock is calculated as of each preceding period end and represents the original purchase price of the subsidiary’s capital stock plus any income earned less any losses and any transfers of assets.

In respect of World-Wide Ventures Corp., Koppers Australia Holding Company Pty Ltd., Koppers Australia Pty Ltd., Koppers Redemption, Inc., Koppers Assurance, Inc. and Koppers Europe ApS, the Applicable Value of

their common stock was based upon estimated market value. We have calculated the estimated market value of its subsidiaries’ capital stock by determining the earnings before interest, taxes, depreciation and amortization, or EBITDA, of each subsidiary for the twelve months ended December 31, 2004, and multiplying this EBITDA by a multiple we used for purposes of valuing our common stock. We retain an independent appraisal firm for purposes of calculating the market value of our common stock annually on a going concern basis, as provided for in the Stockholders’ Agreement, and in connection with determining equity-based compensation, and we have used the midpoint of the range used by such firm. We determined that using this multiple is a reasonable and appropriate means for determining fair value of our subsidiaries’ capital stock.

As described above, we have used EBITDA of each of our subsidiaries solely for purposes of determining the estimated market value of their capital stock to determine whether that capital stock is included in the collateral. EBITDA is not a recognized financial measure under U.S. GAAP and does not purport to be an alternative to operating income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our consolidated results as reported under U.S. GAAP. Because not all companies use identical calculations, the presentation of EBITDA also may not be comparable to other similarly titled measures of other companies. An evaluation should be made of the adjustments and the reasons we consider them appropriate for analysis for determining estimated market value of the capital stock of our subsidiaries.

A change in the Applicable Value of the capital stock of any of our subsidiaries could result in a subsidiary’s capital stock that was previously excluded from collateral becoming part of the collateral or a subsidiary’s capital stock that was previously included in collateral being excluded. The following table reflects the amount by which the Applicable Value of each subsidiary’s capital stock as of December 31, 2004 would have to increase in order for a portion of that subsidiary’s capital stock to no longer constitute collateral:

Subsidiary	Change in Applicable Value
(in millions)
World-Wide Ventures Corp.	$3.6
Koppers Australia Holding Company Pty Ltd.	17.3
Koppers Australia Pty Ltd.	17.3
Koppers Redemption, Inc.	64.0
Koppers Delaware, Inc.	41.2
Koppers Assurance, Inc.	88.5
Koppers Concrete Products, Inc.	63.9
Concrete Partners, Inc.	61.8
Koppers Europe ApS	55.5

DESCRIPTION OF THE EXCHANGE NOTES

KI Holdings Inc. will issue the Exchange Notes under an Indenture (the “Indenture”) between itself and The Bank of New York, as Trustee. The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, the terms “Company,” “we,” “us” and “our” refer only to KI Holdings Inc. and not to any of its Subsidiaries.

The following description is only a summary of the material provisions of the Indenture and the Registration Rights Agreement. We urge you to read the Indenture and the Registration Rights Agreement because they, not this description, define your rights as holders of these Exchange Notes. You may request copies of these agreements at our address set forth under the heading “Where You Can Find More Information.”

Brief Description of the Exchange Notes

These Exchange Notes:

•	are unsecured senior obligations of the Company;

•	are senior in right of payment to all future Subordinated Obligations of the Company;

•	are structurally subordinated to all existing and future Indebtedness and other liabilities of the Company’s Subsidiaries;

•	are effectively subordinated in right of payment to all future secured obligations of the Company, to the extent of the value of the assets securing such Indebtedness;

•	are pari passu in right of payment with any existing and future unsecured, unsubordinated Indebtedness of the Company; and

•	are subject to the provisions of the Registration Rights Agreement.

Principal, Maturity and Interest

The Company will issue the Exchange Notes initially with a stated aggregate principal amount at maturity of $203.0 million. The Company will issue the Exchange Notes in denominations of $1,000 principal amount at maturity and any integral multiple of $1,000 principal amount at maturity. The Exchange Notes will mature on November 15, 2014. Subject to our compliance with the covenant described under the subheading “—Certain Covenants—Limitation on Indebtedness,” we are entitled, without the consent of the holders, to issue an unlimited amount of additional Notes under the Indenture (the “Additional Notes”) on the same terms and conditions as the those under which the Old Notes were offered. The Exchange Notes and the Additional Exchange Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Exchange Notes,” references to the Exchange Notes include any Additional Exchange Notes actually issued.

No cash interest will accrue on the Exchange Notes prior to November 15, 2009, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a holder as such discount accretes. See “Material United States Federal Income Tax Considerations” for a discussion regarding the taxation of such original issue discount. The Accreted Value of each Exchange Note will increase from the date of issuance until November 15, 2009 at a rate of 9 7/8% per annum, reflecting the accrual of non-cash interest, such that the Accreted Value will equal the stated principal amount at maturity on November 15, 2009. Cash interest on the Exchange Notes will accrue at the rate of 9 7/8%

per annum from November 15, 2009, or from the most recent date to which interest has been paid or provided for, and will be payable semiannually in arrears on May 15 and November 15 of each year, commencing on May 15, 2010. We will make each interest payment to the holders of record of the Exchange Notes on the immediately preceding May 1 and November 1, respectively. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional Interest may accrue on the Exchange Notes in certain circumstances pursuant to the Registration Rights Agreement.

Optional Redemption

Except as set forth below, we will not be entitled to redeem the Exchange Notes at our option prior to November 15, 2009.

On and after November 15, 2009, we will be entitled at our option to redeem all or a portion of the Exchange Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of Accreted Value on the redemption date), plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on November 15 of the years set forth below:

Period	Redemption Price
2009	104.938%
2010	103.292%
2011	101.646%
2012 and thereafter	100.000%

Prior to November 15, 2007, we may at our option on one or more occasions redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount at maturity not to exceed 35% of the aggregate principal amount at maturity of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of Accreted Value as of the date of redemption) of 109 7/8%, plus accrued and unpaid interest to the redemption date, if any, with the net cash proceeds from one or more Equity Offerings; provided, however, that

(1)	at least 65% of such aggregate principal amount at maturity of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates); and

(2)	each such redemption occurs within 60 days after the date of the related Equity Offering.

Selection and Notice of Redemption

If we are redeeming less than all the Exchange Notes at any time, the Trustee will select Exchange Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

We will redeem Exchange Notes with a principal amount at maturity of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Exchange Notes to be redeemed at its registered address.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount at maturity thereof to be redeemed. We will issue a new Note in a principal amount at maturity equal at maturity to the unredeemed portion of the original Note in the name of the holder upon cancelation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, Accreted Value ceases to accrete and interest ceases to accrue, in each case to the extent applicable, on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the Exchange Notes. However, under certain circumstances, we may be required to offer to purchase Exchange Notes as described under the captions “—Change of Control” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.” We may at any time and from time to time purchase Exchange Notes in the open market or otherwise.

Ranking

Senior Indebtedness versus Exchange Notes

The indebtedness evidenced by these Exchange Notes will be senior unsecured indebtedness and will rank pari passu in right of payment to the Senior Indebtedness of the Company and will rank senior in right of payment to all future Subordinated Obligations of the Company.

As of December 31, 2004, we, excluding our subsidiaries, had approximately $127.0 million of senior indebtedness consisting of the Old Notes.

Liabilities of Subsidiaries versus Exchange Notes

The Company is a holding company with no revenue generating operations of its own. Its assets consist substantially of the capital stock of Koppers Inc.

All of our operations are conducted through our Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors and creditors holding Indebtedness or guarantees issued by such Subsidiaries, and claims of preferred stockholders of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of our creditors, including holders of the Exchange Notes. Accordingly, the Exchange Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our Subsidiaries. See “Risk Factors—KI Holdings is a holding company and therefore depends on its subsidiaries to pay interest on the Exchange Notes and its other obligations,” “—The terms of Koppers’ indebtedness currently prohibit it from paying dividends to KI Holdings to satisfy its obligations under the Exchange Notes and applicable corporate law may restrict the ability to pay dividends or otherwise redeem the Exchange Notes,” and “—Because KI Holdings is the sole obligor of the Exchange Notes, and its subsidiaries will not guarantee KI Holdings’ obligations under the Exchange Notes or have any obligation with respect to the Exchange Notes, the Exchange Notes are structurally subordinated to the debt and liabilities of our subsidiaries. In addition, the Exchange Notes are effectively subordinated to any of our present and future secured debt.”

At December 31, 2004, the total liabilities of our Subsidiaries recorded on their balance sheets were approximately $613.7 million, including trade payables but excluding intercompany indebtedness. Although the Indenture limits the incurrence of Indebtedness and preferred stock of certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain Covenants—Limitation on Indebtedness.”

As of the Issue Date, the Company has designated Koppers Mauritius and Koppers (China) Carbon & Chemical Co. Ltd as Unrestricted Subsidiaries. Substantially all of the assets of Koppers Mauritius consist of a

60% joint venture interest in Koppers (China) Carbon & Chemical Co. Ltd. At December 31, 2004, the total assets of our Unrestricted Subsidiaries recorded on their balance sheets were approximately $24.4 million and the total liabilities recorded on their balance sheets were approximately $6.6 million, including trade payables. In 2004, our Unrestricted Subsidiaries generated approximately $25.5 million of revenue.

Global Notes and Book-Entry System

The Global Securities

The Exchange Notes will be issued in the form of one or more registered notes in global form, without interest coupons. Such global notes will be deposited on the issue date with DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the Trustee under the Indenture pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee. Beneficial interests in the global notes may not be exchanged for certificated notes except in the circumstances described below. All interests in global notes may be subject to the procedures and requirements of DTC.

Exchanges of beneficial interests in one global security for interests in another global security will be subject to the applicable rules and procedures of DTC and its direct and indirect participants. Any beneficial interest in one of the global notes that is transferred to a person who takes delivery in the form of an interest in another global security will, upon transfer, cease to be an interest in that global security and become an interest in the global security to which the beneficial interest is transferred and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in the global security to which the beneficial interest is transferred for as long as it remains an interest in that global security.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1)	upon deposit of the Global Exchange Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount at maturity of the Global Exchange Notes; and

(2)	ownership of these interests in the Global Exchange Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Exchange Notes).

Investors in the Global Exchange Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Exchange Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. All interests in a Global Exchange Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Exchange Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Exchange Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Exchange Notes will not have Exchange Notes registered in their names, will not receive physical delivery of Exchange Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Additional Interest, if any, on a Global Exchange Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Exchange Notes, including the Global Exchange Notes, are registered as the owners of the Exchange Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Exchange Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Exchange Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Exchange Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount at maturity of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Exchange Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Exchange Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Transfer Restrictions,” transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of Exchange Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Exchange Notes and only in respect of such portion of the aggregate principal amount at maturity of the Exchange Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Exchange Notes, DTC reserves the right to exchange the Global Exchange Notes for legended Exchange Notes in certificated form, and to distribute such Exchange Notes to its Participants.

Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Exchange Notes for Certificated Exchange Notes

A Global Exchange Note is exchangeable for Certificated Exchange Notes if:

(1)	DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Exchange Notes and DTC fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2)	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Exchange Notes; or

(3)	there has occurred and is continuing a Default with respect to the Exchange Notes.

In addition, beneficial interests in a Global Exchange Note may be exchanged for Certificated Exchange Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Exchange Notes delivered in exchange for any Global Exchange Note or beneficial interests in Global Exchange Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by applicable law.

Exchange of Certificated Exchange Notes for Global Exchange Notes

Certificated Exchange Notes may not be exchanged for beneficial interests in any Global Exchange Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Exchange Notes. See “Transfer Restrictions.”

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Company repurchase such Holder’s Exchange Notes at a purchase price in cash equal to 101% of the Accreted Value thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1)	prior to the first public offering of common stock of the Company, the Permitted Holders cease to be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, or any direct or indirect transfer of securities (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of the Company (the “specified person”) held by any other Person (the “parent entity”) so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity);

(2)

any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (1) above, except that for purposes of this clause (2), (x) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time and (y) such person shall not be deemed to have “beneficial ownership”

of any shares solely as a result of a voting or similar agreement entered into in connection with a merger agreement or asset sale agreement), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this clause (2), such other person shall be deemed to beneficially own any Voting Stock of a specified person held by a parent entity, if such other person is the beneficial owner (as defined in this clause (2)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

(3)	individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(4)	the adoption by the Company of a plan relating to the liquidation or dissolution of the Company;

(5)	the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than a transaction in which holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the transferee Person or surviving Person in such merger or consolidation transaction immediately after such transaction;

(6)	to the extent any Koppers Inc. Exchange Notes are outstanding, a “Change of Control,” as defined in the Koppers Inc. Existing Indenture, shall have occurred; or

(7)	the failure at any time by the Company to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, 100% of the Voting Stock of Koppers Inc. (except to the extent Koppers Inc. is merged with and into the Company in accordance with the terms of the Indenture); provided, however, any issuance or transfer of Koppers Inc. stock to members of management or directors or employees of the Company and its Restricted Subsidiaries, in exchange for KI Holdings Inc. stock held by such members of management or directors or employees solely for purposes of redeeming such Koppers Inc. stock shall not constitute a Change of Control.

Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s Exchange Notes at a purchase price in cash equal to 101% of the Accreted Value thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control (including, to the extent reasonably available, information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Exchange Notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Exchange Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Exchange Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the Exchange Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness,” “—Limitation on Liens” and “—Limitation on Sale/Leaseback Transactions.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount at maturity of the Exchange Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Exchange Notes protection in the event of a highly leveraged transaction.

The Existing Credit Agreement provides that the occurrence of certain change of control events with respect to the Company or its Restricted Subsidiaries would constitute a default thereunder.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such Indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase their Exchange Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Exchange Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Exchange Notes may require the Company to make an offer to repurchase the Exchange Notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Exchange Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount at maturity of the Exchange Notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a)    The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur, directly or indirectly, any Indebtedness; provided, however, that (1) the Company and any of its Restricted Subsidiaries will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio of the Company exceeds 2 to 1 and (2) notwithstanding that the Company and its Restricted Subsidiaries may not be entitled to Incur Indebtedness pursuant to clause (1) above, Koppers Inc. and any of its Restricted Subsidiaries will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio of Koppers Inc. exceeds 2 to 1.

(b)    Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1)	Indebtedness Incurred by the Company or any of its Restricted Subsidiaries pursuant to any Revolving Credit Facility; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and clause (12) of this covenant and then outstanding does not exceed the greater of (A) $100.0 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” and (B) the sum of (i) 60% of the book value of the inventory of the Company and its Restricted Subsidiaries and (ii) 80% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries;

(2)	Indebtedness Incurred by the Company or any of its Restricted Subsidiaries pursuant to any Term Loan Facility; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (2) and then outstanding does not exceed $40.0 million;

(3)	Indebtedness owed to and held by the Company or any of its Restricted Subsidiaries; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary of the Company ceasing to be a Restricted Subsidiary of the Company or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary of the Company) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and, (B) if the Company is the obligor on such Indebtedness, such Indebtedness (other than Indebtedness owed to any Restricted Subsidiary of the Company) is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Exchange Notes;

(4)	the Old Notes and the Exchange Notes (other than any Additional Notes);

(5)	Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), (3) or (4) of this covenant);

(6)	Indebtedness of a Restricted Subsidiary of the Company Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company or a Restricted Subsidiary of the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant or, if such Restricted Subsidiary is a Subsidiary of Koppers Inc. or was acquired by Koppers Inc. or a Subsidiary of Koppers Inc., Koppers Inc. would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(7)	Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4), (5) or (6) or this clause (7); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (6), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(8)	Hedging Obligations consisting of (A) Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to the Indenture or (B) Currency Agreements entered into in the ordinary course of business;

(9)	Indebtedness consisting of any Guarantee by a Restricted Subsidiary of the Company of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2) or (5) or pursuant to clause (7) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (5);

(10)	Indebtedness (including Capital Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) within 180 days of such purchase, lease or improvement, and any Refinancing Indebtedness Incurred to Refinance such Indebtedness, in an aggregate principal amount which, when taken together with the amount of Indebtedness Incurred pursuant to this clause (10) and then outstanding, does not exceed $5.0 million;

(11)	Indebtedness of Foreign Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of Foreign Subsidiaries Incurred pursuant to this clause (11) and then outstanding, does not exceed the greater of (A) $15.0 million and (B) the sum of 60% of the book value of the inventory of the Foreign Subsidiaries and (ii) 80% of the book value of the accounts receivable of the Foreign Subsidiaries;

(12)	Non-Recourse Securitization Entity Indebtedness Incurred by a Securitization Entity in connection with a Qualified Securitization Transaction; provided, however, that at the time of such Incurrence, the Company or any Restricted Subsidiary of the Company would have been entitled to Incur the same amount of Indebtedness pursuant to clause (1) above; and

(13)	Indebtedness of the Company or of any of its Restricted Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (12) above or paragraph (a)) does not exceed $30.0 million.

(c)    Notwithstanding the foregoing, the Company will not be entitled to Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company unless such Indebtedness shall be subordinated to the Exchange Notes to at least the same extent as such Subordinated Obligations.

(d)    For purposes of determining compliance with this covenant:

(1)	any Indebtedness Incurred or outstanding on the Issue Date under any Credit Agreement will be deemed to have been Incurred under clauses (1) and (2) of paragraph (b) above;

(2)	in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses; and

(3)	the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

(e)    For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

Limitation on Restricted Payments

(a)    The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to, make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1)	a Default shall have occurred and be continuing (or would result therefrom);

(2)	if the Restricted Payment is made by the Company or any of its Restricted Subsidiaries (other than Koppers Inc. and any of its Restricted Subsidiaries), the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to clause (1) of paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or, if the Restricted Payment is made by Koppers Inc. or any of its Restricted Subsidiaries, Koppers Inc. is not entitled to Incur an additional $1.00 of Indebtedness pursuant to clause (2) of paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3)	the aggregate amount of such Restricted Payment and all other Restricted Payments since October 15, 2003 would exceed the sum of (without duplication):

(A)	50% of the Consolidated Net Income of Koppers Inc. accrued during the period (treated as one accounting period) from January 1, 2004 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B)	100% of the aggregate Net Cash Proceeds received by Koppers Inc. from the issuance or sale of its Capital Stock (other than Disqualified Stock) after October 15, 2003 and on or prior to the Issue Date and by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than, in each case, an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by Koppers Inc. from its shareholders after October 15, 2003 and on or prior to the Issue Date and by the Company from its shareholders subsequent to the Issue Date; plus

(C)	the amount by which Indebtedness of the Company or any of its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company or any of its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any such Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D)	an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any of its Restricted Subsidiaries in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital, in each case received by the Company or any of its Restricted Subsidiaries, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Company; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b)    The preceding provisions will not prohibit:

(1)	any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness which is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3)	dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(4)	so long as no Default has occurred and is continuing, the repurchase or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions (excluding amounts representing cancelation of Indebtedness) in any calendar year shall not exceed $3.0 million; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

(5)	payments of dividends on Disqualified Stock issued pursuant to the covenant described under “—Limitation on Indebtedness”; provided, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(6)	repurchases and other acquisitions of Capital Stock deemed to occur upon exercise of stock options or to satisfy federal income tax obligations of option holders upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(7)	cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(8)	in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations and Preferred Stock of the Company, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations or Preferred Stock, plus any accrued and unpaid interest or dividends thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has (A) made a Change of Control Offer with respect to the Exchange Notes as a result of such Change of Control and has repurchased all Exchange Notes validly tendered and not withdrawn in connection with such Change of Control Offer or (B) delivered a notice of optional redemption with respect to the Exchange Notes and has repurchased all the Exchange Notes; provided further, however, that such repurchase and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

(9)	payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (3) of paragraph (b) of the covenant described under “—Limitation on Indebtedness”; provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(10)	the declaration and payment of one or more dividends in an amount not to exceed the Net Cash Proceeds received by the Company from the sale of the Old Notes; provided, however, that such amount will be excluded in the calculation of the amount of Restricted Payments; or

(11)	Restricted Payments in an amount which, when taken together with all other Restricted Payments made pursuant to this clause (11), does not exceed $12.5 million; provided, however, that (A) at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

(c)    Any dividends or share repurchases effected prior to the Issue Date in an amount equal to the net cash proceeds of the offering of the Senior Secured Notes, not to exceed $79.8 million in the aggregate, shall be excluded in the calculation of the amount of Restricted Payments made since October 15, 2003.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary of the Company to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary of the Company or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1)	with respect to clauses (a), (b) and (c),

(A)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including the Existing Credit Agreement and the Koppers Inc. Existing Indenture;

(B)

any encumbrance or restriction with respect to a Restricted Subsidiary of the Company pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than

Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C)	any encumbrance or restriction pursuant to (i) an agreement relating to any Indebtedness permitted to be Incurred pursuant to the provisions of the covenant described under “—Limitation of Indebtedness” or (ii) an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary of Koppers Inc. contained in any such agreement or amendment are not materially more restrictive, taken as a whole, than encumbrances and restrictions with respect to such Restricted Subsidiary contained in agreements described in clause (A) or (B) of clause (1) of this covenant;

(D)	any encumbrance or restriction with respect to a Restricted Subsidiary of the Company imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E)	any encumbrance or restriction existing under Indebtedness of Foreign Subsidiaries permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”; and

(F)	any encumbrance or restriction existing under Non-Recourse Securitization Entity Indebtedness or other contractual requirements of a Securitization Entity in connection with a Qualified Securitization Transaction; provided, however, that such restrictions apply only to such Securitization Entity;

(2)	with respect to clause (c) only,

(A)	any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(B)	any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary of the Company to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(C)	any encumbrance or restriction pursuant to purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired;

(D)	any encumbrance or restriction on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(E)	any encumbrance or restriction contained in customary provisions in joint venture agreements or other similar agreements entered into in the ordinary course of business.

Limitation on Sales of Assets and Subsidiary Stock

(a)    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate any Asset Disposition unless:

(1)	the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors (or, in the case of any such Asset Disposition for aggregate consideration of less than $5.0 million, as determined in good faith by the Company’s chief financial officer), of the shares and assets subject to such Asset Disposition;

(2)	at least 80% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

(A)	to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Indebtedness of the Company or a Restricted Subsidiary of the Company (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B)	to the extent the Company or the relevant Restricted Subsidiary of the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C)	to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Exchange Notes (and to holders of other Senior Indebtedness of the Company or of a Restricted Subsidiary of the Company designated by the Company) to purchase Exchange Notes (and such other Senior Indebtedness of the Company or of a Restricted Subsidiary of the Company) pursuant to and subject to the conditions contained in the Indenture;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, if at the time the Company would be required to make the offer required pursuant to clause (a)(3)(C) the Company does not have access to the applicable Net Available Cash as a result of a restriction permitted by the covenant described under “—Limitations on Restrictions on Distributions from Restricted Subsidiaries,” then the Company shall have no obligation to make the offer to the holders of Exchange Notes as described in such clause (a)(3)(C) until such time as and to the extent such restriction no longer applies and, as a result of such lapse of such restriction, there is at least $10.0 million in Net Available Cash from all Asset Dispositions that has not been applied in accordance with this covenant as a result of the application of this paragraph.

Notwithstanding the foregoing provisions of this covenant, the Company and its Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1)	the assumption of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary of the Company and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

(2)	securities received by the Company or any Restricted Subsidiary of the Company from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash, to the extent of cash received in that conversion.

Notwithstanding the foregoing, the 80% limitation set forth in clause (a)(2) above will be deemed satisfied with respect to any Asset Disposition in which the cash or cash equivalents portion of the consideration received therefrom, determined in accordance with the immediately preceding paragraph on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Disposition complied with the aforementioned 80% limitation.

The requirement of clause (a)(3)(B) above will be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or expenditures referred to therein is entered into by us or a Restricted Subsidiary of the Company within the time period specified in such clause and such Net Available Cash is subsequently applied in accordance with such agreement within six months following the date of such agreement.

(b)    In the event of an Asset Disposition that requires the purchase of Exchange Notes (and other Senior Indebtedness of the Company or a Restricted Subsidiary of the Company) pursuant to clause (a)(3)(C) above, the Company will purchase Exchange Notes tendered pursuant to an offer by the Company or such Restricted Subsidiary for the Exchange Notes (and such other Senior Indebtedness of the Company or such Restricted Subsidiary) at a purchase price of 100% of their Accreted Value (or, if other than the Exchange Notes, 100% of their principal amount or, in the event such other Senior Indebtedness of the Company or such Restricted Subsidiary was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness of the Company or such Restricted Subsidiary, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture; provided, however, that the procedures for making an offer to holders of other Senior Indebtedness will be as provided for by the terms of such Senior Indebtedness. If the aggregate purchase price of the Indebtedness tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the Indebtedness to be purchased on a pro rata basis but in round denominations, which in the case of the Exchange Notes will be denominations of $1,000 principal amount at maturity or multiples thereof. The Company shall not be required to make such an offer to purchase Exchange Notes (and other Senior Indebtedness of the Company or a Restricted Subsidiary of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c)    The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Exchange Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

(d)    Notwithstanding the foregoing, to the extent that any or all of the Net Available Cash from Asset Dispositions is prohibited or delayed by applicable non-U.S. law from being repatriated to the United States, the portion of such Net Available Cash so affected will not be required to be applied as set forth in this covenant (other than to repay Indebtedness of the Subsidiary making such Asset Disposition as contemplated in clause (a)(3)(A) above) at the time provided above but may be retained by the applicable Subsidiary for so long as the applicable local law will not permit repatriation to the United States, and once such repatriation of any of such affected Net Available Cash is permitted under the applicable local law, such repatriation will be promptly effected and such repatriated Net Available Cash will be applied in the manner described above; provided, however, that to the extent that the Company has determined in good faith that repatriation of any or all of such Net Available Cash would have a material adverse tax consequence, such Net Available Cash may be retained by the applicable Subsidiary for so long as such material adverse tax consequence would continue.

Limitation on Affiliate Transactions

(a)    The Company will not, and will not permit any Restricted Subsidiary of the Company to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1)	the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2)	if such Affiliate Transaction involves an amount in excess of $5.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

(3)	if such Affiliate Transaction involves an amount in excess of $10.0 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b)    The provisions of the preceding paragraph (a) will not prohibit:

(1)	any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to (but only to the extent included in the calculation of the amount of Restricted Payments made pursuant to paragraph (a)(3) of) the covenant described under “—Limitation on Restricted Payments”;

(2)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company;

(3)	loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time;

(4)	the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries;

(5)	any transaction with a Restricted Subsidiary of the Company or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary of the Company owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6)	the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

(7)	any agreement as in effect on the Issue Date and described in the offering circular relating to the Old Notes or identified in an exhibit to the Indenture or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable to the Company or its Restricted Subsidiaries) and the transactions evidenced thereby;

(8)

(A) the payment by the Company or any of its Restricted Subsidiaries of management, advisory or consulting fees to Saratoga Management Company LLC or its Affiliates in an amount not to exceed $600,000 in any year and (B) the payment of financial advisory, financing, underwriting or placement services fees or fees in respect of other investment banking activities, including in connection with acquisitions or divestitures, to Saratoga Management Company LLC or its Affiliates, which payments described in this clause (B) are approved by a majority of the disinterested members of the Board of Directors of the Company;

(9)	the sale to an Affiliate of the Company of Indebtedness (including Disqualified Stock) of the Company in connection with an offering of such Indebtedness in a market transaction and on terms substantially identical to those of other purchasers in such market transaction; and

(10)	transactions effected as part of a Qualified Securitization Transaction.

Limitation on the Sale or Issuance of Common Stock of Restricted Subsidiaries

The Company

(1)	will not, and will not permit any of its Restricted Subsidiaries (other than a Securitization Entity) to, sell, lease, transfer or otherwise dispose of any Common Stock of any Restricted Subsidiary to any Person (other than the Company or a Restricted Subsidiary of the Company), and

(2)	will not permit any Restricted Subsidiary of the Company (other than a Securitization Entity) to issue any of its Common Stock (other than, if necessary, shares of its Common Stock constituting directors’ or other legally required qualifying shares) to any Person (other than to the Company or a Restricted Subsidiary of the Company),

unless

(A)	immediately after giving effect to such issuance, sale or other disposition and to any substantially concurrent redemption of such Common Stock from members of management, directors or employees of the Company and its Restricted Subsidiaries, (A) the Company is the beneficial owner of either (x) at least 80% or (y) less than 50% of the Common Stock of such Restricted Subsidiary and (B) any Investment in such Person remaining after giving effect thereto is treated as a new Investment by the Company and such Investment would be permitted to be made under the covenant described under “—Limitation on Restricted Payments” if made on the date of such issuance, sale or other disposition; and

(B)	the Net Available Cash from such issuance, sale or other disposition is applied in the manner and to the extent required by the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock.”

Notwithstanding the foregoing, this covenant shall not apply to issuances, sales or other dispositions of any Common Stock of any Restricted Subsidiary that has a fair market value at the time of such disposition of less than $1.0 million.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary of the Company), whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the Exchange Notes shall be secured equally and ratably with (or prior to) the obligation so secured for so long as such obligation is so secured.

Any Lien created for the benefit of the holders of the Exchange Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Sale/Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction with respect to any property unless:

(1)	the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under “—Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Exchange Notes pursuant to the covenant described under “—Limitation on Liens”;

(2)	the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/ Leaseback Transaction are at least equal to the fair market value (as determined by the Board of Directors) of such property; and

(3)	the Company applies the proceeds of such transaction in compliance with the covenant described under “—Limitation on Sale of Assets and Subsidiary Stock.”

Merger and Consolidation

The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Exchange Notes and the Indenture;

(2)	immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)	immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”;

(4)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

(5)	the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred;

provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary of the Company consolidating with, merging into or transferring all or part of its properties and assets to the Company or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Exchange Notes.

SEC Reports

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (subject to the next sentence) and provide the Trustee and Noteholders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. If at any time the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Company were required to file those reports with the SEC. Notwithstanding the foregoing, the Company may satisfy such requirements prior to the effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement by filing with the SEC the Exchange Offer Registration Statement or Shelf Registration Statement, to the extent that any such Registration Statement contains substantially the same information (and at substantially the same time) as would be required to be filed by the Company if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and Noteholders with such Registration Statement (and any amendments thereto) promptly following the filing thereof.

At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company will furnish to the Holders of the Exchange Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Exchange Notes are not freely transferable under the Securities Act.

Defaults

Each of the following is an Event of Default:

(1)	a default in the payment of interest on the Notes when due, continued for 30 days;

(2)	a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the failure by the Company to comply with its obligations under “—Certain Covenants—Merger and Consolidation” above;

(4)

the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “Change of Control” (other than a failure to purchase Exchange Notes) or under “—Certain Covenants” under “—Limitation on Indebtedness,” “—Limitation on Restricted Payments,” “—Limitation on Restrictions on Distributions from Restricted Subsidiaries,” “—Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase Exchange

Notes), “—Limitation on Affiliate Transactions,” “—Limitation on the Sale or Issuance of Common Stock of Restricted Subsidiaries,” “—Limitation on Liens,” “—Limitation on Sale/Leaseback Transactions” or “—SEC Reports”;

(5)	the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture;

(6)	Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or the maturity of such Indebtedness is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the “cross-acceleration provision”);

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the “bankruptcy provisions”); or

(8)	any judgment or decree for the payment of money in excess of $10.0 million (excluding the amount of any insurance proceeds or indemnification claims available to the obligor from insurance carriers and indemnitors who in the reasonable judgment of the Board of Directors of the Company are creditworthy and who have not disclaimed their liability with respect thereto) is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed within 10 days after notice (the “judgment default provision”).

However, a default under clauses (4), (5) and (8) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount at maturity of the outstanding Exchange Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount at maturity of the outstanding Exchange Notes may declare the Accreted Value of and accrued but unpaid interest on all the Exchange Notes to be due and payable. Upon such a declaration, such Accreted Value and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the Accreted Value of and interest on all the Exchange Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Exchange Notes. Under certain circumstances, the holders of a majority in principal amount at maturity of the outstanding Exchange Notes may rescind any such acceleration with respect to the Exchange Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Exchange Notes unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of Accreted Value, premium (if any) or interest when due, no holder of an Exchange Note may pursue any remedy with respect to the Indenture or the Exchange Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in principal amount at maturity of the outstanding Exchange Notes have requested the Trustee to pursue the remedy;

(3)	such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	holders of a majority in principal amount at maturity of the outstanding Exchange Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount at maturity of the outstanding Exchange Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Exchange Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Exchange Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount at maturity of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount at maturity of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1)	reduce the principal amount at maturity of Notes whose holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any Note;

(3)	reduce the principal amount at maturity or Accreted Value of or change the Stated Maturity of any Note;

(4)	change the calculation of Accreted Value so as to reduce the Accreted Value at any time or change the provisions applicable to the redemption of any Note as described under “—Optional Redemption” above;

(5)	make any Note payable in money other than that stated in the Note;

(6)	impair the right of any holder of the Notes to receive payment of principal of or Accreted Value of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(8)	make any change in the ranking or priority of any Note that would adversely affect the Noteholders.

Notwithstanding the preceding, without the consent of any holder of Notes, the Company and Trustee may amend the Indenture:

(1)	to cure any ambiguity, omission, defect or inconsistency;

(2)	to provide for the assumption by a successor corporation of the obligations of the Company;

(3)	to provide for uncertificated Notes in addition to or in place of certificated Exchange Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)	to add Guarantees with respect to the Notes, including any subsidiary guaranties, or to secure the Notes;

(5)	to add to the covenants of the Company or any of its Restricted Subsidiaries for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or any of its Restricted Subsidiaries;

(6)	to make any change that does not adversely affect the rights of any holder of the Notes;

(7)	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8)	to make any amendment to the provisions of the Indenture relating to the form, authentication, transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially affect the rights of Holders to transfer Notes.

The consent of the holders of the Exchange Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to holders of the Exchange Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Exchange Notes, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Exchange Notes unless such consideration is offered to be paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The Exchange Notes will be issued in registered form and will be transferable only upon the surrender of the Exchange Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When we (1) deliver to the Trustee all outstanding Exchange Notes for cancelation or (2) all outstanding Exchange Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Exchange Notes, including interest thereon to maturity or such redemption date, and if in any case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, we may terminate all our obligations under the Exchange Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Exchange Notes, to replace mutilated, destroyed, lost or stolen Exchange Notes and to maintain a registrar and paying agent in respect of the Exchange Notes.

In addition, at any time we may terminate our obligations under “—Change of Control” and under the covenants described under “—Certain Covenants” (other than the covenant described under “—Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision described under “—Defaults” above and the limitations contained in clause (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Exchange Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Exchange Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “—Defaults” above or because of the failure of the Company to comply with clause (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of Accreted Value and interest on the Exchange Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Exchange Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

The Bank of New York is to be the Trustee under the Indenture. We have appointed The Bank of New York as Registrar and Paying Agent with regard to the Exchange Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount at maturity of the outstanding Exchange Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Exchange Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any of its Restricted Subsidiaries will have any liability for any obligations of the Company or any of its Restricted Subsidiaries under the Notes or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the Exchange Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. You should refer to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Accreted Value” means, as of any date (the “Specified Date”), the amount provided below for each $1,000 principal amount at maturity of Exchange Notes:

(1)	if the Specified Date occurs on one of the following dates (each, a “Semi-Annual Accrual Date”), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

Accreted Value
Semi Annual Accrual Date
Issue Date	$618.08
May 15, 2005	$648.08
November 15, 2005	$680.08
May 15, 2006	$713.66
November 15, 2006	$748.89
May 15, 2007	$785.87
November 15, 2007	$824.67
May 15, 2008	$865.39
November 15, 2008	$908.11
May 15, 2009	$952.95
November 15, 2009	$1,000.00

(2)	if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal to the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date multiplied by (y) a fraction, the numerator of which is the number of days elapsed from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of 12 30-day months, and the denominator of which is 180 (or, if the Semi-Annual Accrual Date immediately preceding the Specified Date is the Issue Date, the denominator of which is the number of days from and including the Issue Date to and excluding the next Semi-Annual Accrual Date); or

(3)	if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

Notwithstanding the foregoing, if Additional Interest accrues on the Exchange Notes prior to November 15, 2009 as a result of a Registration Default under the Registration Rights Agreement, subject to the Company’s option to pay Additional Interest on the Exchange Notes in cash, such Additional Interest will be added to the Accreted Value, and the Accreted Value as of any Specified Date will equal the sum of (A) the Accreted Value, as calculated above, as of the date such Additional Interest began to accrue, plus (B) the amount of interest that would otherwise accrue on the Accreted Value from time to time on a daily basis at a rate of interest per annum borne by the Exchange Notes plus the rate of such Additional Interest as applicable from time to time, compounded semi-annually on each Semi-Annual Accrual Date from the date such Additional Interest began to accrete through the Specified Date, computed on the basis of a 360-day year of twelve 30-day months. If such an event were to occur, the Accreted Value on and after the last Semi-Annual Accrual Date would exceed $1,000.

“Additional Assets” means:

(1)	any property, plant or equipment used in a Related Business;

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary of the Company as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary of the Company; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Additional Interest” has the meaning set forth in the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “—Certain Covenants—Limitation on Restricted Payments,” “—Certain Covenants—Limitation on Affiliate Transactions” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2)	all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3)	any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary

(other than, in the case of clauses (1), (2) and (3) above,

(A)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(B)	for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and (ii) a disposition of all or substantially all the assets of the Specified Person in accordance with the covenant described under “—Certain Covenants—Merger and Consolidation,” as applicable;

(C)	a disposition of assets with a fair market value of less than $500,000;

(D)	a disposition of cash or Temporary Cash Investments;

(E)	the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(F)	any disposition of receivables and related assets (including contract rights of the type described in the definition of “Qualified Securitization Transaction”) to a Securitization Entity pursuant to a Qualified Securitization Transaction for the fair market value thereof, including cash and Temporary Cash Investments in an amount at least equal to 80% of the fair market value thereof (for purposes of this clause (F), Purchase Money Notes will be deemed to be cash);

(G)	any transfer of receivables and related assets (including contract rights of the type described in the definition of “Qualified Securitization Transaction”), or a fractional undivided interest therein, by a Securitization Entity in a Qualified Securitization Transaction; and

(H)	any issuance of Common Stock of Koppers Inc. to members of management, directors or employees of the Company and its Restricted Subsidiaries, in exchange for shares of Capital Stock of the Company, solely in connection with the redemption of such Koppers Inc. Common Stock).

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Koppers Inc. Exchange Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/ Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1)	the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2)	the sum of all such payments.

“Board of Directors” with respect to a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “—Certain Covenants—Limitations on Liens,” a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Agreement” means any forward contracts, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value of which is dependent upon, fluctuations in commodity prices.

“Common Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents or interests in (however designated) equity of such Person, excluding any Preferred Stock and any debt securities convertible into such equity.

“Consolidated Coverage Ratio” means, with respect to any Person (the “Specified Person”) as of any date of determination means the ratio of (a) the aggregate amount of EBITDA of the Specified Person and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (b) Consolidated Interest Expense of the Specified Person and its Restricted Subsidiaries for such four fiscal quarters; provided, however, that:

(1)	if the Specified Person or any of its Restricted Subsidiaries has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2)	if the Specified Person or any of its Restricted Subsidiaries has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Specified Person or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of such period the Specified Person or any of its Restricted Subsidiaries shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Specified Person or any of its Restricted Subsidiaries repaid, repurchased, defeased or otherwise discharged with respect to the Specified Person and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any of its Restricted Subsidiaries is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Specified Person and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)	if since the beginning of such period the Specified Person or any of its Restricted Subsidiaries (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary of the Specified Person (or any Person which becomes a Restricted Subsidiary of the Specified Person) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5)

if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary of the Specified Person or was merged with or into the Specified Person or any of its Restricted Subsidiaries since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Specified Person or a Restricted Subsidiary of the Specified Person during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Specified Person. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness to the extent such Interest Rate Agreement has a remaining term in excess of 12 months).

If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

“Consolidated Interest Expense” means, with respect to any Person (the “Specified Person”) for any period, the total interest expense of the Specified Person and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Specified Person or its Restricted Subsidiaries, without duplication:

(1)	interest expense attributable to Capital Lease Obligations;

(2)	amortization of debt discount and debt issuance cost;

(3)	capitalized interest;

(4)	non-cash interest expense;

(5)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6)	net payments pursuant to Hedging Obligations;

(7)	dividends accrued in respect of all Preferred Stock held by Persons other than the Specified Person or a Restricted Subsidiary of the Specified Person (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Specified Person); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Specified Person in good faith);

(8)	interest incurred in connection with Investments in discontinued operations;

(9)	interest accruing on any Indebtedness of any other Person if such Indebtedness is in default to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Specified Person or any Restricted Subsidiary of the Specified Person; and

(10)	the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Specified Person) in connection with Indebtedness Incurred by such plan or trust.

“Consolidated Net Income” means, with respect to any Person (the “Specified Person”) for any period, the net income of the Specified Person and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1)	any net income of any Person (other than the Specified Person) if such Person is not a Restricted Subsidiary of the Specified Person, except that:

(A)	subject to the exclusion contained in clause (4) below, the Specified Person’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Specified Person or a Restricted Subsidiary of the Specified Person as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary of the Specified Person, to the limitations contained in clause (3) below); and

(B)	the Specified Person’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2)	any net income (or loss) of any Person acquired by the Specified Person or a Subsidiary of the Specified Person in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3)	any net income of any Restricted Subsidiary of the Specified Person if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Specified Person, except that:

(A)	subject to the exclusion contained in clause (4) below, the Specified Person’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash permitted at the date of determination to be distributed by such Restricted Subsidiary during such period to the Specified Person or another Restricted Subsidiary of the Specified Person as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary of the Specified Person, to the limitation contained in this clause); and

(B)	the Specified Person’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4)	any gain (or loss) realized upon the sale or other disposition of any assets of the Specified Person, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5)	any gain or loss realized upon the discontinuation of the utility pole business of the Specified Person and its Restricted Subsidiaries up to a cumulative aggregate amount since October 15, 2003 of $13.0 million;

(6)	extraordinary gains or losses; and

(7)	the cumulative effect of a change in accounting principles;

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Specified Person or any of its Restricted Subsidiaries to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Credit Agreement” means one or more debt facilities (including the Existing Credit Agreement) or other financing arrangements (including commercial paper facilities, revolving credit loans, term loans, receivables financings, letters of credit and any debt securities or other form of debt, convertible debt or exchangeable debt financing), in each case, as amended, supplemented, extended, replaced, renewed, restated or otherwise modified (in whole or in part and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness Incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such debt facility or other financing arrangement or a successor debt facility or financing arrangement, whether by the same or any other lender or group of lenders or creditor or group of creditors.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1)	matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3)	is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the Exchange Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the Exchange Notes shall not constitute Disqualified Stock if:

(1)	the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the corresponding terms applicable to the Exchange Notes described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and “Change of Control”; and

(2)	any such requirement only becomes operative after compliance with such corresponding terms applicable to the Exchange Notes, including the purchase of any Exchange Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“EBITDA” with respect to any Person (the “Specified Person”) for any period means the sum of Consolidated Net Income of the Specified Person, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1)	all income tax expense of the Specified Person and its consolidated Restricted Subsidiaries;

(2)	Consolidated Interest Expense;

(3)	depreciation and amortization expense of the Specified Person and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period); and

(4)	all other non-cash charges of the Specified Person and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of the Specified Person shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended or otherwise made available to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Equity Offering” means any public or private sale of the common stock of the Company, other than any public offering with respect to the Company’s common stock registered on Form S-8 or other issuances upon exercise of options by employees of the Company or any of its Restricted Subsidiaries.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Notes” means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount at maturity equal to, the Exchange Notes, in compliance with the terms of the Registration Rights Agreement.

“Existing Credit Agreement” means the Credit Agreement dated as of May 12, 2003, by and among, the Company, certain of its Subsidiaries, the lenders referred to therein, PNC Bank, National Association, as Administrative Agent, National City Bank of Pennsylvania, as Syndication Agent, and Citizens Bank of Pennsylvania, Fleet National Bank and Wachovia Bank, National Association, as co-Documentation Agents, together with the related documents thereto (including the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, replaced, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)	statements and pronouncements of the Financial Accounting Standards Board;

(3)	such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4)	the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary of the Company. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain Covenants—Limitation on Indebtedness”:

(1)	amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2)	the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3)	the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property, which purchase price is due more than six months after the date of taking delivery of title to such property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Capital Stock of such Person or any Subsidiary of such Person or that are determined by the value or liquidation preference of such Capital Stock, the principal amount of such Capital Stock to be determined in accordance with the Indenture;

(6)	all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(8)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of the Company of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

None of the following will constitute “Indebtedness”:

(1)	any trade payables or other similar liabilities to trade creditors and other accrued current liabilities Incurred in the ordinary course of business as the deferred purchase price of property;

(2)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(3)	amounts due in the ordinary course of business to royalty and working interest owners;

(4)	obligations arising from guarantees to suppliers, lessors, licensees, contractors, franchisees or customers Incurred in the ordinary course of business;

(5)	obligations (other than express Guarantees of Indebtedness for borrowed money) in respect of Indebtedness of Persons arising in connection with (A) the sale or discount of accounts receivable, (B) trade acceptances and (C) endorsements of instruments for deposit in the ordinary course of business;

(6)	obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business;

(7)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its Incurrence; and

(8)	any obligations under workers’ compensation laws and similar legislation.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Initial Purchasers” means Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., UBS Securities LLC and NatCity Investments, Inc.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

“Issue Date” means November 18, 2004, the date on which the Exchange Notes are originally issued.

“Koppers Inc.” means Koppers Inc., a Pennsylvania corporation, and its successors and assignees.

“Koppers Inc. Existing Indenture” means the Indenture dated as of September 30, 2003, among Koppers Inc., the Koppers Inc. Guarantors and JPMorgan Chase Bank, as trustee, together with the related collateral agreements, pledge agreements, security agreements and related agreements and documents.

“Koppers Inc. Existing Exchange Notes” means the Koppers 9 7/8% Senior Secured Exchange Notes Due 2013 issued pursuant to the Koppers Inc. Existing Indenture.

“Koppers Inc. Guarantors” means the Subsidiaries of Koppers Inc. that have guaranteed the Koppers Inc. Existing Exchange Notes pursuant to the terms of the Koppers Inc. Existing Indenture and each other Subsidiary of Koppers Inc. that thereafter guarantees the Koppers Inc. Existing Exchange Notes pursuant to the terms of the Koppers Inc. Existing Indenture.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Management Investors” means each member of the Company’s management that is party to the Stockholders’ Agreement among the Permitted Holders as of the Issue Date.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1)	all legal, title and recording tax expenses, commissions, financial, advisory and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries of the Company as a result of such Asset Disposition;

(4)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary of the Company after such Asset Disposition; and

(5)	any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary of the Company.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Non-Recourse Securitization Entity Indebtedness” has the meaning set forth in the definition of “Securitization Entity.”

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable pursuant to the documentation governing such Indebtedness.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.”

“Permitted Holders” means (1) Saratoga Associates III LLC, a Delaware limited liability company, and its Affiliates, (2) the Management Investors and (3) any Related Party. Except for a Permitted Holder specifically identified by name, in determining whether Voting Stock is owned by a Permitted Holder, only Voting Stock acquired by a Permitted Holder in its described capacity will be treated as “beneficially owned” by such Permitted Holder.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary of the Company in:

(1)	the Company, a Restricted Subsidiary of the Company or a Person that will, upon the making of such Investment, become a Restricted Subsidiary of the Company;

(2)	another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary of the Company;

(3)	Temporary Cash Investments;

(4)	receivables owing to the Company or any Restricted Subsidiary of the Company if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(7)	stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary of the Company or in satisfaction of judgments;

(8)	any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” or (B) a disposition of assets not constituting an Asset Disposition;

(9)	any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10)	any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(11)	any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(12)	any Person existing on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(13)	Investments by the Company in a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction which Investments consist of the transfer of receivables and related assets; provided, however, that any Investment in a Securitization Entity is in the form of (a) a Purchase Money Note, (b) an equity interest, (c) obligations of the Securitization Entity to pay the purchase price for assets transferred to it or (d) interests in accounts receivable generated by the Company or a Restricted Subsidiary of the Company and, in each case, transferred to such Securitization Entity or other Person in connection with a Qualified Securitization Transaction; and

(14)	Persons to the extent such Investment, when taken together with all other Investments made pursuant to this clause (14) outstanding on the date such Investment is made, does not exceed $15.0 million.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary of the Company to provide collateral to the depository institution;

(3)	Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4)	Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, any property or assets of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7)	Liens to secure Indebtedness under any Credit Agreement not to exceed the greater of (A) $140.0 million and (B) the sum of (i) 60% of the book value of the inventory of the Company and its Restricted Subsidiaries and (ii) 80% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries, plus in the case of clauses (A) and (B) $20.0 million; provided, however, that such $20.0 million of Indebtedness or any portion thereof is issued to and held by the same lender or group of lenders providing the balance of the then outstanding Indebtedness under such Credit Agreement;

(8)	Liens existing on the Issue Date (other than Liens subject to the clause (7) of this definition);

(9)	Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(10)	Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11)	Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

(12)	Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(13)	Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or any one of its Subsidiaries relating to such property or assets;

(14)	Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9) or (10) or clause (15) or (16) below; provided, however, that:

(A)	such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B)	the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9), (10), (15) or (16) at the time the original Lien became a Permitted Lien and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(15)	Liens under the Koppers Inc. Existing Indenture; and

(16)	Liens to secure Indebtedness of any Foreign Subsidiary permitted to be Incurred under the covenant described under “—Certain Covenants—Limitation on Indebtedness.”

Notwithstanding the foregoing, “Permitted Liens” will not include any Lien described in clause (6), (9) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “—Certain Covenants—Limitation on Sale of Assets and Subsidiary Stock.” For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a Note means the principal of such Note including any amounts accreted thereon, plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Purchase Money Note” means a promissory note of a Securitization Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified Securitization Transaction to a Securitization Entity, which note shall be repaid from cash available to the Securitization Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts paid in connection with the purchase of newly generated receivables.

“Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (1) a Securitization Entity, in the case of a transfer by the Company or any of its Subsidiaries, and (2) any other Person, in the case of a transfer by a Securitization Entity, or may grant a security interest in, any accounts receivable, whether now existing or arising or acquired in the future, of the Company or any of its Subsidiaries, and any assets related thereto, including all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets, including contract rights, that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary of the Company existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1)	such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2)	such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3)	such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4)	if the Indebtedness being Refinanced is subordinated in right of payment to the Exchange Notes, such Refinancing Indebtedness is subordinated in right of payment to the Exchange Notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary of the Company that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement dated November 18, 2004, among the Company and the Initial Purchasers.

“Related Business” means any business in which the Company or any of the Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business.

“Related Party” means (1) any majority owned Subsidiary, or spouse or immediate family member (in the case of an individual) of any Permitted Holder, (2) any estate, trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons holding a controlling interest of which consist solely of one or more Permitted Holders and/or such other Persons referred to in the immediately preceding clause (1) or (3) any executor, administrator, trustee, manager, director or other similar fiduciary of any Person referred to in the immediately preceding clause (2) acting solely in such capacity.

“Restricted Payment” with respect to any Person means:

(1)	the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such

Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary of the Company and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2)	the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than by a Restricted Subsidiary of the Company) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than by a Restricted Subsidiary of the Company), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations or Disqualified Stock of the Company (other than (A) from the Company or a Restricted Subsidiary of the Company or (B) the purchase, repurchase, redemption, defeasance or other acquisition of Subordinated Obligations or Disqualified Stock purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition); or

(4)	the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary of such Person.

“Revolving Credit Facility” means the revolving credit facility contained in a Credit Agreement and any other facility or financing arrangement that Refinances, in whole or in part, any such revolving credit facility.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary of the Company on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary of the Company whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary of the Company leases it from such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securitization Entity” means a Wholly Owned Subsidiary of the Company (or a wholly owned Subsidiary of another Person in which the Company or any Subsidiary of the Company makes an Investment and in which the Company or any Subsidiary of the Company transfers accounts receivable) that engages in no activities other than in connection with the financing of accounts receivable and that is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity and:

(1)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a)	is guaranteed by the Company or any Restricted Subsidiary of the Company (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b)	is recourse to or obligates the Company or any Restricted Subsidiary of the Company (other than such Securitization Entity) in any way other than pursuant to Standard Securitization Undertakings; or

(c)	subjects any property or asset of the Company or any Restricted Subsidiary of the Company (other than such Securitization Entity), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings; (such Indebtedness described in this clause (1), “Non-Recourse Securitization Entity Indebtedness”);

(2)	with which neither the Company nor any Restricted Subsidiary of the Company (other than such Securitization Entity) has any material contract, agreement, arrangement or understanding other than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity; and

(3)	to which neither the Company nor any Restricted Subsidiary of the Company (other than such Securitization Entity) has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any designation of a Subsidiary as a Securitization Entity shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to the designation and an Officers’ Certificate certifying that the designation complied with the preceding conditions and was permitted by the Indenture.

“Senior Indebtedness” means with respect to any Person:

(1)	Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2)	all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate in right of payment to the Exchange Notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1)	any obligation of such Person to the Company or any Subsidiary of the Company;

(2)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5)	that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Significant Subsidiary” means any Restricted Subsidiary of the Company that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company that are customary in an accounts receivable securitization transaction, including servicing of the obligations thereunder.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Exchange Notes pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person; or

(3)	one or more Subsidiaries of such Person.

“Temporary Cash Investments” means any of the following:

(1)	any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2)	investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)	investments in commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to Standard and Poor’s;

(5)	investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s; and

(6)	investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Term Loan Facility” means the term loan facility contained in a Credit Agreement and any other facility or financing arrangement that Refinances in whole or in part any such term loan facility.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of the Indenture.

“Trustee” means The Bank of New York until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

On the Issue Date, (1) Koppers Mauritius and (2) Koppers (China) Carbon & Chemical Co., Ltd will be designated as Unrestricted Subsidiaries.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided, however, that immediately after giving effect to such designation, no Default shall have occurred and be continuing and either (x) in the case of any Subsidiary of the Company that is not also a Subsidiary of Koppers Inc., the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (y) in the case of Koppers Inc. or any Restricted Subsidiary of Koppers Inc., Koppers Inc. could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant under “—Certain Covenants—Limitation on Indebtedness.” Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

Except as described under “—Certain Covenants—Limitation on Indebtedness,” whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” of a Person means a Restricted Subsidiary of such Person all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax consequences relating to the exchange of Old Notes for Exchange Notes and the beneficial ownership and disposition of Exchange Notes. Except where noted, this summary deals only with Exchange Notes held as capital assets (generally, property held for investment). Additionally, this summary does not deal with special situations. For example, this summary does not address:

•	tax consequences to holders that may be subject to special tax treatment, such as certain former citizens or residents of the United States, partnerships (or other entities classified as partnerships for United States federal income tax purposes) or other pass-through entities or investors in such entities, dealers in securities or currencies, banks or other financial institutions, insurance companies, tax-exempt entities, or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding Exchange Notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	alternative minimum tax consequences, if any;

•	any U.S. federal estate and gift tax; or

•	any state, local or foreign tax consequences.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below.

If a partnership holds the Exchange Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Exchange Notes, you should consult your tax advisors.

The following discussion of the material United States federal income tax consequences of the acquisition, ownership and disposition of the Exchange Notes is for general information only and is not tax advice. If you are considering the exchange of Old Notes for Exchange Notes, you should consult your own tax advisors concerning the particular United States federal income, estate and other tax consequences to you of the ownership of the Exchange Notes, as well as the consequences to you arising under the laws of any state, local, or foreign taxing jurisdiction.

Exchange Offer

The exchange of Old Notes for Exchange Notes (see “The Exchange Offer”) will not be a taxable event for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by a holder of an Old Note upon receipt of an Exchange Note. Your adjusted tax basis in the Old Notes will carry over to the Exchange Notes received and the holding period of the Exchange Notes will include the holding period of the Old Notes surrendered.

Applicable High-Yield Discount Obligations

Because the Old Notes have (and therefore the Exchange Notes will be treated as having) “significant” original issue discount (“OID”) and the yield to maturity of the notes (as determined for United States federal income tax purposes) exceeds the “applicable federal rate” (as determined under Section 1274(d) of the Code) for the month in which the Old Notes were issued (the “AFR”) by at least five percentage points, the Exchange Notes will be subject to the applicable high-yield discount obligation (“AHYDO”) rules of the Code. As a result, under the AHYDO rules, our deductions with respect to OID will be deferred until the amounts are actually paid in cash or in other property (other than stock or debt issued by Issuer or by a person deemed to be related to Issuer under Section 453(f)(1) of the Code).

This will reduce our after-tax cash flow and could negatively impact our ability to make interest and principal payments on the Exchange Notes.

In this case, the AHYDO rules will not affect the amount, timing, or character of a holder’s income.

Federal Income Tax Consequences to U.S. Holders of the Exchange Notes

The following is a summary of the United States federal income tax consequences that will apply to you if you are a U.S. holder of the Exchange Notes. A “U.S. holder” is a beneficial owner of a note that is for United States federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

Original Issue Discount

The Old Notes were issued, and therefore the Exchange Notes will be treated as issued, with OID for U.S. federal income tax purposes in an amount equal to the difference between their “stated redemption price at maturity” and their “issue price.” The “issue price” of an Old Note (and therefore an Exchange Note) will be the first price at which a substantial amount of the Old Notes were sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler). The “stated redemption price at maturity” of a note is the sum of all cash payments required to be made on a note other than payments of “qualified stated interest.” The term “qualified stated interest” means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a fixed rate or (subject to certain conditions) based on one or more indices. None of the payments on the Exchange Notes will constitute qualified stated interest. You should be aware that you generally must include OID in gross income on a constant yield method in advance of the receipt of cash attributable to that income, regardless of your regular method of accounting. However, you generally will not be required to include again in income cash payments received in respect of previously accrued OID.

Subject to the discussion of acquisition premium below, the amount of OID includible in gross income by a U.S. holder of a note is the sum of the “daily portions” of OID with respect to the note for each day during the taxable year or portion of the taxable year in which such U.S. holder held such note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the product of the note’s “adjusted issue price” at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments made on such note on or before the first day of the accrual period. The Issuers are required to provide information returns stating the amount of OID accrued on Exchange Notes held of record by persons other than corporations and other exempt holders.

The rules regarding OID are complex and the rules described above may not apply in all cases. Accordingly, you should consult your own tax advisor regarding their application.

Acquisition Premium

If a U.S. Holder purchased an Old Note at an “acquisition premium,” the amount of OID that the U.S. Holder includes in gross income is reduced to reflect the acquisition premium. A note is purchased at an acquisition premium if its adjusted basis in the hands of the purchaser immediately after the purchase is (1) less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest and (2) greater than the note’s adjusted issue price (as described above).

If a note is purchased at an acquisition premium, the U.S. Holder reduces the amount of OID otherwise includible in income during an accrual period by a fraction. The numerator of this fraction is the excess of the adjusted basis of the note immediately after its acquisition by the purchaser over the adjusted issue price of the note. The denominator of the fraction is the excess of the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, over the note’s adjusted issue price.

As an alternative to reducing the amount of OID otherwise includible in income by this fraction, the U.S. Holder may elect to compute OID accruals by treating the purchase as a purchase at original issuance and applying the constant yield method described under “—Original Issue Discount” above.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of Exchange Notes

Subject to the market discount rules described below, you will generally recognize gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of an Exchange Note equal to the difference between the amount realized upon the sale, exchange, redemption, retirement or other disposition and your adjusted tax basis in the note. Your adjusted tax basis in an Exchange Note will generally be equal to the amount paid for the Old Note, increased by the amount of OID (net of any acquisition premium) and any market discount previously included in income with respect to the note and decreased by the amount of any cash payments previously received on the note. Generally, gain or loss upon a disposition will be capital gain or loss. If you are an individual and have held the notes for more than one year, such capital gain will generally be eligible for reduced rates of taxation. The deductibility of net capital losses is subject to limitations.

Market Discount

Under the market discount rules of the Code, a U.S. Holder who purchased an Old Note at a market discount will generally be required to treat any gain recognized on the sale, exchange, retirement or other taxable disposition of the Exchange Note received in exchange therefor as ordinary income to the extent of the accrued market discount (during the periods in which the holder held the Old Note and the Exchange Note) that has not been previously included in income. In this case, market discount is defined as the amount by which a U.S. Holder’s purchase price for a note is less than the note’s adjusted issue price on the date of purchase, subject to a statutory de minimis exception. In general, market discount accrues on a ratable basis over the remaining term of the note unless a U.S. Holder makes an irrevocable election to accrue market discount on a constant yield to maturity basis. A U.S. Holder of a note with market discount may be required to defer part or all of its interest deductions with respect to any debt issued by such U.S. Holder (unless the U.S. Holder elects to include market discount income on a current basis, as described below).

A U.S. Holder of a note may elect to report market discount as ordinary income as it accrues—on either a ratable or a constant yield basis. If a U.S. Holder makes this election, the rules regarding the treatment of gain upon the disposition of the note and upon the receipt of certain cash payments as ordinary income and regarding the deferral of interest deductions will not apply. Currently, if the foregoing election is made by a U.S. Holder, the election will apply to all market discount obligations acquired by such holder during or after the first taxable year to which the election applies, and the election may not be revoked without the consent of the Internal Revenue Service.

Consequences to Non-U.S. Holders of the Exchange Notes

The following is a summary of the United States federal income tax consequences that will apply to you if you are a non-U.S. holder of Exchange Notes. The term “non-U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes a nonresident alien or a corporation, trust or estate that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of principal and, under the “portfolio interest rule,” interest (including OID) on the Exchange Notes, provided, in the case of interest, that:

•	such interest paid on the Exchange Notes is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the Exchange Notes is described in Section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your Exchange Notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.

Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest (including OID) made to you will be subject to the 30% United States federal withholding tax, unless you provide the Issuers with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on the Exchange Notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States Federal Income Tax”).

The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, redemption, retirement or other taxable disposition of a note.

United States Federal Income Tax

If you are engaged in a trade or business in the United States and interest (including OID) on the Exchange Notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided that certain certification requirements are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate), subject to adjustments.

Any gain realized on the disposition of an Exchange Note generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If your gain is effectively connected with your conduct of a United States trade or business, you generally will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as if you were a U.S. person. If you are a corporation, you may also, under certain circumstances, be subject to a branch profits tax at a 30% rate (or lower applicable treaty rate). If you are subject to the 183-day rule described above, you generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the Exchange Note) exceed capital losses allocable to U.S. sources.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting requirements will apply to certain payments of principal and interest (including OID) paid on Exchange Notes and the proceeds of a sale (including a redemption) of an Exchange Note paid to you unless you are an exempt recipient (such as a corporation). Backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of corporate or other exempt status or have been notified by the IRS that you are subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

Generally, we must report to the IRS and to you the amount of interest (including OID) paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. In general, you will not be subject to backup withholding and additional information reporting with respect to interest payments on the Exchange Notes that we make to you, provided that we have received from you the statement described above in the fifth bullet point under “United States Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale (including a redemption) of the Exchange Notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify under penalty of perjury that you are a non-U.S. holder or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until July 25, 2005, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to this exchange offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC. You may read and, for a fee, copy any document that we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these documents may also be obtained at prescribed rates from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain the documents that we file electronically from the SEC’s website at http://www.sec.gov. Our reports and other information that we have filed, or that we may in the future file, with the SEC are not incorporated in and do not constitute part of this prospectus. While any Exchange Notes remain outstanding, we will make available, upon request, to any beneficial owner and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934. Any such request should be directed to KI Holdings’ Secretary at KI Holdings Inc., 436 Seventh Avenue, Pittsburgh, Pennsylvania 15219-1800.

LEGAL MATTERS

Certain legal matters with respect to the Exchange Notes will be passed upon for us by Cahill Gordon & Reindel LLP, New York, New York, and by Reed Smith LLP, Pittsburgh, Pennsylvania.

EXPERTS

The consolidated financial statements of KI Holdings Inc. at December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

KI Holdings Inc.

We have audited the accompanying consolidated balance sheets of KI Holdings Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KI Holdings Inc. at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As explained in Note 1 to the consolidated financial statements, effective January 1, 2003 the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.

/s/    ERNST & YOUNG LLP

Pittsburgh, Pennsylvania

February 4, 2005

KI HOLDINGS INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(In millions)

	Years Ended December 31,
	2004	2003	2002
Net sales	$952.5	$842.9	$776.5
Operating expenses:
Cost of sales	798.4	726.0	659.5
Depreciation and amortization	32.9	33.7	28.7
Selling, general and administrative	56.8	55.6	44.0
Restructuring and impairment charges	—	8.5	—

Total operating expenses	888.1	823.8	732.2
Operating profit	64.4	19.1	44.3
Equity in earnings of affiliates	0.3	(0.1)	—
Other income	0.1	0.1	9.8

Income before interest expense, income tax provision and minority interest	64.8	19.1	54.1
Interest expense	38.5	37.7	22.9

Income (loss) before income tax provision and minority interest	26.3	(18.6)	31.2
Income tax provision (benefit)	13.3	(1.3)	13.8
Minority interest	3.4	1.7	0.9

Income (loss) before cumulative effect of accounting change	$9.6	$(19.0)	$16.5
Cumulative effect of accounting change:
Asset retirement obligations, net of tax of $11.7	—	(18.1)	—

Net income (loss)	$9.6	$(37.1)	$16.5

See accompanying notes.

KI HOLDINGS INC.

CONSOLIDATED BALANCE SHEET

(In millions)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$41.8	$9.6
Accounts receivable less allowance for doubtful accounts of $0.9 in 2004 and $1.4 in 2003	113.0	99.6
Inventories:
Raw materials	79.9	58.1
Work in process	4.4	4.3
Finished goods	68.6	68.3
LIFO reserve	(18.4)	(13.2)

Total inventories	134.5	117.5
Deferred tax benefit	10.3	8.9
Other	7.6	8.1

Total current assets	307.2	243.7
Equity in non-consolidated investments	2.9	10.3
Fixed assets:
Land	7.2	7.2
Buildings	22.6	18.2
Machinery and equipment	482.0	450.1

	511.8	475.5
Less: accumulated depreciation	(355.1)	(324.5)

Net fixed assets	156.7	151.0
Goodwill	38.4	36.5
Deferred tax benefit	50.0	54.9
Other assets	28.4	17.6

Total assets	$583.6	$514.0

See accompanying notes.

KI HOLDINGS INC.

CONSOLIDATED BALANCE SHEET

(In millions except per share figures)

	December 31,
	2004	2003
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$77.4	$63.8
Accrued liabilities	64.7	60.6
Revolving credit	20.6	—
Dividend payable	—	25.0
Current portion of term loans	2.5	8.0

Total current liabilities	165.2	157.4
Long-term debt:
Revolving credit	38.9	8.9
Term loans	3.8	3.8
Senior Secured Notes due 2013	320.0	320.0
Senior Discount Notes due 2014	127.0	—

Total long-term debt	489.7	332.7
Product warranty and insurance reserves	16.9	16.4
Accrued pension liabilities	31.7	29.4
Other long-term liabilities	37.6	47.9

Total liabilities	741.1	583.8
Commitments and contingencies-See Note 8
Minority interest	10.6	6.1
Common stock subject to redemption	—	13.2
Senior convertible preferred stock, $.01 par value; 10.0 shares authorized; 2.3 shares issued in 2004 and 2003	—	—
Common stock, $.01 par value: 37.0 shares authorized, 0.8 shares issued in 2004 and 3.0 shares issued in 2003	—	—
Capital in excess of par value	10.7	15.8
Receivable from Director for purchase of common stock	(0.6)	(0.6)
Retained (deficit)	(172.9)	(53.7)
Accumulated other comprehensive income (loss):
Foreign currency translation adjustment	13.6	8.0
Minimum pension liability, net of tax	(17.6)	(14.5)

Total accumulated other comprehensive loss	(4.0)	(6.5)
Treasury stock, at cost, 0.1 shares in 2004 and 2.1 shares in 2003	(1.3)	(44.1)

Total liabilities and stockholders’ equity	$583.6	$514.0

See accompanying notes.

KI HOLDINGS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)

	Years Ended December 31,
	2004	2003	2002
Cash provided by (used in) operating activities:
Net income (loss)	$9.6	$(37.1)	$16.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32.9	33.7	28.7
Bad debt expense	—	2.1	0.1
Deferred income taxes	5.1	(8.9)	6.2
Write-offs of deferred financing costs	—	6.4	—
Equity income of affiliated companies, net of dividends received	0.2	1.0	0.9
Cumulative effect of accounting changes	—	18.1	—
Restructuring and impairment	(0.6)	8.4	(3.4)
Change in reserves	(14.1)	(3.5)	(3.9)
Non-cash interest expense	1.5	—	—
Other	1.5	(0.3)	(0.1)
(Increase) decrease in working capital:
Accounts receivable	(8.0)	2.3	(7.0)
Inventories	(12.2)	(4.2)	7.2
Accounts payable	4.9	(10.0)	7.1
Accrued liabilities and other working capital	(2.3)	4.4	(6.3)

Net cash provided by operating activities	18.5	12.4	46.0
Cash provided by (used in) investing activities:
Capital expenditures	(21.2)	(19.3)	(19.7)
Other	0.8	0.8	1.4

Net cash used in investing activities	(20.4)	(18.5)	(18.3)
Cash provided by (used in) financing activities, net of acquisitions:
Borrowings of revolving credit	275.2	285.9	253.3
Repayments of revolving credit	(225.3)	(311.0)	(231.5)
Issuance of 9 7/8% Senior Secured Notes Due 2013	—	320.0	—
Issuance of 9 7/8% Senior Discount Notes Due 2014	125.5	—	—
Redemption of 9 7/8% Senior Subordinated Notes Due 2007	—	(175.0)	—
Borrowings on long-term debt	—	75.0	—
Repayments on long-term debt	(8.0)	(116.7)	(30.4)
Purchases of common stock	(0.3)	(9.0)	(6.2)
Payment of deferred financing costs	(5.6)	(16.1)	—
Dividends paid	(127.9)	(48.1)	(9.8)

Net cash provided by (used in) financing activities	33.6	5.0	(24.6)
Effect of exchange rates on cash	0.5	1.2	1.2

Net increase in cash and cash equivalents	32.2	0.1	4.3
Cash and cash equivalents at beginning of year	9.6	9.5	5.2

Cash and cash equivalents at end of year	$41.8	$9.6	$9.5

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest	$32.8	$20.3	$22.3
Income taxes	$10.1	$8.9	$7.0

See accompanying notes.

KI HOLDINGS INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In millions except per share figures)

	Convertible Preferred Stock	Voting Common Stock	Capital In Excess of Par Value	Loan Receivable From Director
Balance at December 31, 2001	—	—	12.4	(0.6)
Net income for 2002	—	—	—	—
Foreign currency translation	—	—	—	—
Minimum pension liability adjustment, net of tax of $5.1	—	—	—	—
Comprehensive income
Net change in common stock subject to redemption	—	—	—	—
Options exercised, 0.1 shares	—	—	0.5	—
Treasury stock purchases, 0.2 shares	—	—	—	—
Dividends paid ($2.85 per share)	—	—	—	—

Balance at December 31, 2002	$—	$—	$12.9	$(0.6)
Net (loss) for 2003	—	—	—	—
Foreign currency translation	—	—	—	—
Minimum pension liability adjustment, net of tax of $1.1	—	—	—	—
Comprehensive income
Net change in common stock subject to redemption	—	—	—	—
Options exercised, 0.2 shares	—	—	2.9	—
Treasury stock purchases, 0.4 shares	—	—	—	—
Dividends declared ($23.46 per share)	—	—	—	—

Balance at December 31, 2003	$—	$—	$15.8	$(0.6)
Net income for 2004	—	—		—
Foreign currency translation	—	—		—
Minimum pension liability adjustment, net of tax of $2.0	—	—		—
Comprehensive income
Net change in common stock subject to redemption	—	—	11.2	—
Options exercised, 0.1 shares	—	—	2.8	—
Treasury stock purchases, 0.1 shares	—	—	—	—
Treasury stock retired and cancelled	—	—	(19.1)	—
Dividends declared ($33.85 per share)	—	—	—	—

Balance at December 31, 2004	$—	$—	$10.7	$(0.6)

See accompanying notes.

KI HOLDINGS INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In millions except per share figures)

	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Treasury Stock
Balance at December 31, 2001	40.6	(28.4)		(25.9)
Net income for 2002	16.5	—	$16.5	—
Foreign currency translation	—	9.7	9.7	—
Minimum pension liability adjustment, net of tax of $5.1	—	(8.3)	(8.3)	—

Comprehensive income			$17.9

Net change in common stock subject to redemption	(0.8)	—		—
Options exercised, 0.1 shares	—	—		—
Treasury stock purchases, 0.2 shares	—	—		(6.7)
Dividends paid ($2.85 per share)	(9.8)	—		—

Balance at December 31, 2002	46.5	(27.0)		(32.6)
Net (loss) for 2003	(37.1)	—	$(37.1)	—
Foreign currency translation	—	22.6	22.6	—
Minimum pension liability adjustment, net of tax of $1.1	—	(2.1)	(2.1)	—

Comprehensive income			$(16.6)

Net change in common stock subject to redemption	9.9	—		—
Options exercised, 0.2 shares	—	—		—
Treasury stock purchases, 0.4 shares	—	—		(11.5)
Dividends declared ($23.46 per share)	(73.0)	—		—

Balance at December 31, 2003	$(53.7)	$(6.5)		$(44.1)

Net income for 2004	9.6	—	$9.6	—
Foreign currency translation	—	5.6	5.6	—
Minimum pension liability adjustment, net of tax of $2.0	—	(3.1)	(3.1)	—

Comprehensive income			$12.1

Net change in common stock subject to redemption	—	—		—
Options exercised, 0.1 shares	—	—		—
Treasury stock purchases, 0.1 shares	—	—		(2.2)
Treasury stock retired and cancelled	(25.9)	—		45.0
Dividends declared ($33.85 per share)	(102.9)	—		—

Balance at December 31, 2004	$(172.9)	$(4.0)		$(1.3)

See accompanying notes.

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Significant Accounting Policies

Parent Company of Koppers Inc.

On November 12, 2004, KI Holdings Inc. (the “Company” or “KI Holdings”) was incorporated. On November 18, 2004, all of the common and preferred stock of Koppers Inc. was converted into shares of common and preferred stock of KI Holdings. In these financial statements, unless otherwise indicated or the context requires otherwise, when the terms “Koppers,” the “Company,” “we,” “our” or “us,” are used, they mean Koppers Inc., formerly known as Koppers Industries, Inc., and its subsidiaries on a consolidated basis for periods up until November 18, 2004 and KI Holdings Inc. (“KI Holdings”) and its subsidiaries on a consolidated basis for periods from and including November 18, 2004, when KI Holdings became the parent of Koppers. The use of these terms is not intended to imply that KI Holdings and Koppers are not separate and distinct legal entities. KI Holdings has no direct operations and no significant assets other than the stock of Koppers Inc. and $27.0 million of cash. It depends on the dividends from the earnings of Koppers Inc. and its subsidiaries to generate the funds necessary to meet its financial obligations, including payments of principal, interest, and other amounts on the Holdings Notes. The terms of Koppers Inc.’s senior secured credit facility prohibit Koppers Inc. from paying dividends and otherwise transferring assets except for certain limited dividends. Further, the terms of the indenture governing the Koppers Inc.’s Senior Secured Notes significantly restrict Koppers Inc. from paying dividends and otherwise transferring assets to KI Holdings.

Business

KI Holdings is a global integrated producer of carbon compounds and treated wood products for use in a variety of markets including the aluminum, railroad, specialty chemical, utility, rubber, and steel industries. The Company’s business is managed as two business segments, Carbon Materials & Chemicals and Railroad & Utility Products.

The Company’s Carbon Materials & Chemicals division is a supplier of a) carbon pitch, which is used primarily by the aluminum industry as a binder in the manufacture of anodes; b) phthalic anhydride (“PAA”), used in the manufacture of plasticizers, unsaturated polyester resins, alkyd resins and dye making; c) creosote and chemicals, used in the protection of timber against termites, fungal decay and weathering; d) carbon black (and carbon black feedstock), used in the production of rubber tires; and e) furnace coke, used in the manufacturing of steel.

The Company’s Railroad & Utility Products division a) provides various products and services to railroads, including crossties (both wood and concrete), track and switch pre-assemblies and disposal services; b) supplies treated wood poles to electric and telephone utilities; and c) provides products to, and performs various wood treating services for, vineyards, construction and other commercial applications.

Basis of Financial Statements

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries for which the Company is deemed to exercise control over operations. All significant intercompany transactions have been eliminated.

The Company’s investments in 20% to 50% owned companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Accordingly, the Company’s share of the earnings of these companies is included in the accompanying consolidated statement of operations.

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Foreign Exchange Rates

The effect of changes in foreign exchange rates on net income for the years ended December 31, 2004, 2003, and 2002 was increases of approximately $1.7 million, $2.4 million, and $0.8 million, respectively.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with an original maturity of 90 days or less to be cash equivalents.

Accounts Receivable

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. In circumstances where the Company becomes aware of a specific customer’s inability to meet its financial obligations to Koppers, a specific reserve for bad debts is recorded against amounts due. If the financial condition of the Company’s customers were to deteriorate, resulting in an inability to make payments, additional allowances may be required.

Inventories

In the United States, Carbon Materials & Chemicals (excluding furnace coke) and Railroad & Utility Products inventories are valued at the lower of cost, utilizing the last-in, first-out (“LIFO”) basis, or market. Inventories outside the U.S. are valued at the lower of cost, utilizing the first-in, first-out (“FIFO”) basis, or market. Market represents replacement cost for raw materials and net realizable value for work in process and finished goods. LIFO inventories constituted approximately 59% and 55% of the first-in, first-out (“FIFO”) inventory value at December 31, 2004 and 2003, respectively.

Revenue Recognition

The Company recognizes revenue from product sales at the time of shipment or when title passes to the customer. KI Holdings recognizes revenue related to the procurement of certain untreated railroad crossties upon transfer of title, which occurs upon delivery to the plant and acceptance by the customer. Service revenue, consisting primarily of wood treating services, is recognized at the time the service is provided. Shipping and handling costs are included as a component of cost of sales.

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments

The following describes activity related to the Company’s significant equity investments as included in the consolidated statement of operations as of and for each of the years ended December 31:

KSA Limited Partnership (KSA)

The Company holds a 50% investment in KSA, a concrete crosstie operation located in Portsmouth, Ohio.

	Equity Income	Dividends Received
	(In millions)
2004	$0.3	$0.5
2003	0.5	0.9
2002	0.6	0.8

Koppers (China) Carbon & Chemical Co. Ltd. (Koppers China)

The Company holds a 60% ownership interest in Koppers China but accounted for this investment under the equity method prior to January 1, 2004 as described below.

	Equity Loss	Dividends Received
	(In millions)
2003	$(0.6)	$0.0
2002	(0.6)	0.0

In 1999 the Company entered into a joint venture agreement with Tangshan Iron & Steel Co. (“TISCO”) to rehabilitate and operate a tar distillation facility in China. The joint venture agreement also includes a tar supply contract with TISCO, which serves to ensure a long-term supply of coal tar products in the Company’s Australasian markets. The joint venture, Koppers (China) Carbon and Chemical Co., Limited (“Koppers China”) is 60% owned by the Company and began production of coal tar products in 2001. Contributions of cash, engineering services and acquisition costs for the joint venture total $10.5 million at December 31, 2004.

In June 2001 the Company entered into an agreement with TISCO whereby TISCO assumed control of Koppers China through December 31, 2003. During this period TISCO bore all responsibility for the operations and management of the facility, as well as the net income or loss, except for Koppers’ pro rata share of depreciation, amortization and income taxes for the joint venture. Accordingly, the Company changed its method of accounting from consolidation to the equity method effective June 2001 to reflect this change in its ability to control Koppers China. The Company chose to delay development of the carbon pitch export market due to the restructuring of the North American aluminum smelting capacity. In the interim, TISCO assumed responsibility for the joint venture to develop the domestic Chinese market. TISCO has guaranteed a bank loan of Koppers China; the Company has issued a cross guarantee to TISCO in the amount of approximately $1.5 million, representing 60% of the loan amount. The equity losses for 2003 and 2002 as noted above reflect the Company’s pro rata share of depreciation, amortization and income taxes for each respective period.

Beginning January 1, 2004 the Company assumed operating control of Koppers China and therefore began to consolidate this entity in the first quarter of 2004. For the year ended December 31, 2004 the Company’s consolidated results include sales and net income of $25.5 million and $2.7 million, respectively.

Depreciation

Buildings, machinery, and equipment are recorded at purchased cost and depreciated over their estimated useful lives (5 to 20 years) using the straight-line method. Depreciation expense for the years ended December 31, 2004, 2003 and 2002 amounted to $31.8 million, $31.6 million and $25.9 million, respectively.

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued Insurance

The Company is insured for property, casualty and workers’ compensation insurance up to various stop loss coverages. Losses are accrued based upon the Company’s estimates of the liability for the related deductibles for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience. Losses accrued at December 31, 2004, 2003 and 2002 amounted to $13.3 million, $12.9 million and $12.9 million, respectively.

Disclosures About Fair Value of Financial Instruments

Cash and short-term investments:    The carrying amount approximates fair value because of the short maturity of those instruments.

Long-term debt:    The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair values of the revolving credit facilities and term loans approximate carrying value due to the variable rate nature of these instruments. The fair value of the Senior Discount Notes due 2014 (based on trading activity) at December 31, 2004 was $129.9 million. The fair value of the Senior Secured Notes due 2013 (based on trading activity) at December 31, 2004 and 2003 was $364.8 million and $353.6 million, respectively.

Research and Development

Research and development costs, which are included in selling, general and administrative expenses, amounted to $2.2 million for 2004, $2.3 million for 2003 and $2.9 million for 2002.

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. In June 2001 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statements. Other intangible assets with definite lives continue to be amortized over their useful lives. The Company applied the rules on accounting for goodwill beginning in the first quarter of 2002. During 2004 the Company performed the required impairment tests of goodwill as of November 30, 2004 and determined that there is no impairment. Activity related to goodwill for the last three years consisted of the following: (i) for 2004, the balance increased from $36.5 million to $38.4 million as the result of $1.9 million of foreign currency effect; (ii) for 2003, the balance increased from $31.5 million to $36.5 million as the result of $5.0 million of foreign currency effect; and (iii) for 2002, the balance increased from $29.4 million to $31.5 million as a result of $2.1 million of foreign currency effect.

Derivatives

Forward exchange contracts.    The Company economically hedges certain firm commitments denominated in foreign currencies for periods up to twelve months, depending on the anticipated settlement dates of the related transactions. Forward exchange contracts are utilized to hedge these transactions, and all such contracts are marked to market with the recognition of a gain or loss at each reporting period. Therefore, at December 31, 2004 and 2003 there were no deferred gains or losses on hedging of foreign currencies. The fair value of these derivatives at December 31, 2004 and 2003 was $0.1 million and $0.3 million, respectively, and is included in

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

other current assets. For the year ended December 31, 2004 there were no net gains or losses on forward exchange contracts, and, for the years ended December 31, 2003 and 2002 $0.2 million and $0.0 million, respectively, of losses on forward exchange contracts are included in cost of sales. Realized foreign exchange gains for the years ended December 31, 2004, 2003 and 2002 amounted to $0.4 million, $0.3 million and $0.1 million, respectively.

Interest Rate Swap.    In January 2004 the Company entered into an interest rate swap agreement for $50 million of the Senior Secured Notes in order to protect a portion of the debt against changes in fair value due to changes in the benchmark interest rate. The agreement is designed to receive fixed 9.875% and pay floating six-month LIBOR rates plus a spread of 5.395% with semiannual settlements through October 2013. Changes in the fair value of the interest rate swap are expected to offset changes in the fair value of the Senior Secured Notes. The swap is being accounted for as a fair value hedge and has been determined to have no ineffectiveness. The effect of the swap for the year ended December 31, 2004 was a reduction in interest expense of approximately $1.3 million. The fair value of the swap agreement at December 31, 2004 was a liability of $0.9 million.

Environmental Liabilities

The Company accrues for environmental liabilities when a determination can be made that they are probable and reasonably estimable. Total environmental reserves at December 31, 2004 and 2003 were approximately $4.7 million and $7.5 million, respectively, which include provisions primarily for fines and soil remediation. The reduction in reserves relates primarily to the payment of environmental fines in the U.S. and removal and disposal of hazardous waste in Europe.

Product Warranty Reserves

The Company accrues for product warranty reserves based on historical loss experience and sales of extended warranties on certain products. The following chart illustrates activity in these reserves (millions):

	2004	2003	2002
Warranty reserve beginning of year	$5.7	$5.3	$5.5
Warranty expense charged to income	1.1	0.9	0.8
Cash expenditures for warranty claims	(0.6)	(0.5)	(1.0)

Warranty reserve end of year	$6.2	$5.7	$5.3

Stock-Based Compensation

In August 2004 the Company granted 135,000 restricted stock units to certain officers, of which 20% vested August 31, 2004. The remaining units will vest annually at a rate of 20% per year. The Company recorded $0.7 million of compensation expense for the vesting of restricted stock grants and the issuance of 8,000 shares of common stock to certain officers during 2004.

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and, accordingly, recognizes no compensation expense for stock option grants since all options granted had an exercise price equal to the fair value of the underlying stock on the date of grant. The following table illustrates the impact on earnings and earnings per share if the Company had accounted for all outstanding option grants according to the fair value recognition provisions of Statement No. 123, Accounting for Stock-Based Compensation:

	Years Ended December 31,
	2004	2003	2002
	(In millions)
Net income (loss), as reported	$9.6	$(37.1)	$16.5
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	0.1	0.1	0.1

Pro forma net income (loss)	$9.5	$(37.2)	$16.4

The fair value for options granted in 2002 was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.0%; dividend yield of 5.0%; volatility factor of .22; and an expected option life of 5 years.

Reclassification

Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year presentation. Such reclassification had no effect on net income.

Impact of Other Recently Issued Accounting Guidance

In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN No. 47”). FIN No. 47 clarifies that the term conditional obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN No. 47 requires that the uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective for fiscal years ending after December 15, 2005. The Company has not yet determined the impact, if any, of the adoption of FIN No. 47 on its financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payments (“SFAS 123R”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company is required to adopt the new standard in the first interim period beginning after June 15, 2005. the Company has not yet determined the impact, if any, of the adoption of SFAS 123R on its financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion 29 (“SFAS 153”). SFAS 153 requires that exchanges of nonmonetary assets be measured based on the fair values of the assets exchanged, and eliminates the exception to this principle under APB Opinion 29 for exchanges of similar productive assets. The Company is required to adopt the new standard in the first interim period beginning after June 15, 2005. The Company does not expect the adoption of SFAS 153 to have a material effect on its financial statements.

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company is required to adopt the new standard in the fiscal year beginning after June 15, 2005. The Company has not yet determined the impact, if any, of the adoption of SFAS 151 on its financial statements.

American Jobs Creation Act of 2004.    In October 2004, the American Jobs Creation Act of 2004 (the “AJCA”) was signed into law. The AJCA allows companies to repatriate earnings from foreign subsidiaries at a reduced U.S. tax rate. The FASB issued FASB Staff Position 109-1 to provide guidance on the application of SFAS No. 109, Accounting for Income Taxes, and FASB Staff Position 109-2 to provide accounting and disclosure guidance for the repatriation provision. The Company is evaluating the consequences of repatriating up to $3 million with a related range of income tax effects that cannot be reasonably estimated as of the time of issuance of these financial statements. The Company expects to complete its review by December 31, 2005, and will recognize the income tax effect, if any, in the period when a decision whether to repatriate is made.

In May 2004, the FASB issued Staff Position No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP 106-2”). This Act was signed into law by the President on December 8, 2003 and introduces a prescription drug benefit plan under Medicare Part D as well as a federal subsidy to sponsors of retiree health benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 provides guidance on how companies should account for the impact of the Act on their postretirement health care plans. To encourage employers to retain or provide postretirement drug benefits, beginning in 2006 the federal government will provide non-taxable subsidy payments to employers that sponsor prescription drug benefits to retirees that are actuarially equivalent to the Medicare benefit. FSP 106-2 is effective for interim or annual financial statements beginning after June 15, 2004. The Company has determined that the benefits provided under its plans are not actuarially equivalent to Medicare Part D. Therefore, the Act has been determined to have no impact on the net periodic postretirement benefit cost included in the financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures About Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132. This statement requires additional disclosure about the assets, obligations, cash flow and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. This statement also requires interim disclosure of the net periodic benefit cost and actual or expected employer contributions. The standard is effective for fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. The Company has adopted SFAS No. 132 by adding the required disclosures, which can be found in Note 5 to these financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, effective for the fiscal period beginning after December 15, 2003. Statement No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. To the extent that the Company is required to purchase shares of common stock, the adoption of Statement No. 150 required the Company to classify common stock subject to redemption as a liability as of January 1, 2004. Prospectively, changes in the liability with the exception of redemptions will be included in pre-tax income.

Prior to February 27, 2004 the Company’s stockholders’ agreement required the Company to redeem shares of common stock owned by officers, directors, and the Company’s current and former employees (“Management

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investors”) upon a Management Investor’s ceasing for any reason to be employed by the Company. On February 27, 2004 the stockholders’ agreement was amended to make the redemption of common stock from such Management Investors at the Company’s option.

The initial adoption of Statement No. 150 resulted in the recognition of a liability in the amount of $13.2 million for shares with a mandatory redemption requirement. At December 31, 2004 after giving effect to the amendment to the Stockholders’ Agreement as noted above, the remaining liability was $0.8 million based on prior commitments to redeem shares. Due to the amendment, $11.2 million was reclassified to capital in excess of par value to reflect the elimination of the mandatory redemption requirement.

Asset Retirement Obligations.    Effective January 1, 2003 the Company changed its method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations. Previously, the Company had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, the Company now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The Company recognizes asset retirement obligations for i) the removal and disposal of residues; ii) dismantling of certain tanks required by governmental authorities; iii) cleaning and dismantling costs for owned rail cars; and iv) cleaning costs for leased rail cars and barges. The following table describes changes to the Company’s asset retirement obligation liability at December 31, 2004 and 2003:

	December 31,
	2004	2003
Asset retirement obligation at beginning of year	$34.9	$—
Liability recognized in transition	—	33.4
Accretion expense	2.2	2.4
Effect of fixed asset additions	—	0.9
Acceleration of obligations due to restructuring	—	4.7
Gain on settlement of obligations	(1.7)	—
Expenses incurred	(7.3)	(6.5)

Asset retirement obligation at end of year	28.1	34.9

The cumulative effect of the change on prior years resulted in a charge to income of $18.1 million, net of income taxes of $11.7. The pro forma effects of the application of Statement No. 143 as if the Statement had been adopted on January 1, 2002 (rather than January 1, 2003) would have resulted in a reduction of $1.3 million to net income for the twelve months ended December 31, 2002.

The pro forma asset retirement obligation liability balance if Statement No. 143 had been adopted on January 1, 2002 (rather than January 1, 2003) would have been $31.1 million.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN No. 46”). FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, FASB issued a revision to FIN No. 46; for the Company, the revised provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2004. The Company does not expect that the adoption of FIN No. 46 will have a material impact on its financial position, cash flows or results of operations.

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2002, the Financial Accounting Standards Board issued Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, effective for fiscal years beginning after June 15, 2002. For most companies, Statement No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. Statement No. 145 also amends Statement No. 13 to require that certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for subleases when the original lessee remains a secondary obligor (or guarantor). In addition, the FASB rescinded Statement No. 44, which addressed the accounting for intangible assets of motor carriers and made numerous technical corrections. The Company’s adoption of Statement No. 145 resulted in charges of $12.2 million during 2003 to income from continuing operations for costs related to extinguishment of debt rather than as an extraordinary item.

2.    Restructuring and Impairment Charges

Restructuring and impairment charges for 2003 totaled $8.5 million. During the fourth quarter of 2003 the Company determined that capacity rationalization was required in its U.S. Carbon Materials & Chemicals business to increase competitiveness. Accordingly, in December 2003 the Company ceased production at its carbon materials facility in Woodward, Alabama, resulting in a restructuring charge to fourth quarter pre-tax income of $3.1 million. Additionally, during the fourth quarter of 2003 the Company concluded that its carbon materials port operation in Portland, Oregon was an impaired facility based on its current and long-term economic prospects as a result of recent negotiations with a significant customer. The impairment charge for this facility resulted in a charge to fourth quarter pre-tax income of $3.1 million. The Company also incurred a $1.0 million charge for the impairment of certain storage tanks which have been permanently idled due to reduced demand for carbon materials products in U.S. markets. In September 2003, the Company closed its Logansport, Louisiana wood treating plant due to deteriorating local market conditions and their impact on volumes and profitability. The closure resulted in a $1.3 million restructuring charge in the third quarter.

Total restructuring and impairment charges consisted of cash charges of $0.7 million for severance and non-cash charges of $7.8 million primarily for write downs of fixed assets.

At December 31, 2004 all of the cash charges had been expended and there were no remaining reserves.

As a result of these restructuring programs, during 2003 the Company incurred additional related charges including $4.7 million of accelerated asset retirement obligations charged to cost of sales, $1.4 million of freight contract settlement charged to cost of sales and $0.4 million of severance charged to selling, general and administrative expense.

3.    Debt

	December 31,
	2004	2003
	(In millions)
Revolving credit	$59.5	$8.9
Term loans	6.3	11.8
Senior Secured Notes due 2013	320.0	320.0
Senior Discount Notes due 2014	127.0	—

	$512.8	$340.7

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Senior Discount Notes

On November 18, 2004, KI Holdings issued and sold $203.0 million aggregate principal amount at maturity ($125.5 million gross proceeds) 9 7/8% Senior Discount Notes due 2014 (the “Discount Notes”). A portion of the cash proceeds was used to pay a $95 million dividend to KI Holdings’ stockholders. As of December 31, 2004, fees and expenses for the transaction amounted to approximately $4.2 million. The remainder has been retained for general corporate purposes, which could include dividends, acquisitions, or working capital requirements. No cash interest is required to be paid prior to November 15, 2009. The accreted value of each Discount Note will increase from the date of issuance until November 15, 2009, at a rate of 9 7/8% per annum compounded semiannually such that on November 19, 2009 the accreted value will equal $203 million, the principal amount due at maturity. Subsequent to November 19, 2009 cash interest on the Discount Notes will accrue and be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2010. The Discount Notes are effectively subordinated to the Company’s existing and future secured indebtedness, and is structurally subordinated to all of the existing and future indebtedness and other liabilities and preferred equity of the Company’s subsidiaries. KI Holdings has no direct operations and no significant assets other than cash remaining from the proceeds of the Senior Discount Notes and the stock of Koppers Inc. It depends on the dividends from the earnings of Koppers Inc. and its subsidiaries to generate the funds necessary to meet its financial obligations, including payments of principal, interest, and other amounts on the Holdings Notes. The terms of Koppers Inc.’s senior secured credit facility prohibit Koppers Inc. from paying dividends and otherwise transferring assets except for certain limited dividends. Further, the terms of the indenture governing the Koppers Inc.’s Senior Secured Notes significantly restrict Koppers Inc. from paying dividends and otherwise transferring assets to KI Holdings.

October 2003 Refinancing

In October 2003, Koppers Inc. issued $320 million of 9 7/8% Senior Secured Notes due 2013 (the “Senior Secured Notes”), with a portion of the proceeds from the Senior Secured Notes used to redeem $175 million of senior subordinated notes due 2007 (the “2007 Notes”). The October refinancing also included an amendment to the existing credit agreement, providing for a reduction in the term loan to $10.0 million, due in quarterly installments through November 2004. As a result of the refinancing, approximately $5.0 million of deferred financing costs associated with the 2007 Notes was written off to interest expense when the 2007 Notes were called on December 1, 2003. Additionally, the Company paid a $5.8 million call premium on the 2007 Notes which is reflected in interest expense.

May 2003 Refinancing

In May 2003, the the Company refinanced substantially all of its bank debt, incurring fees and expenses of approximately $3.8 million. The new credit facilities provided for term loans of $75.0 million and a revolving credit facility of up to $100.0 million. As part of the October 2003 refinancing the credit agreement was amended, resulting in all but $10.0 million of the term loan being repaid and $1.4 million of related deferred financing costs being written off to interest expense. At December 31, 2004 the term loan had been repaid and $49.8 million of the revolving credit facility was outstanding, of which $20.6 million is classified as a current obligation. The credit agreement is for a period of four years, and the loans are secured by substantially all of Koppers Inc.’s assets, with revolving credit availability based on receivables and inventory as well as the attainment of certain ratios and covenants.

The revolving credit facility under the credit facilities provides for interest at variable rates. At December 31, 2004 and 2003 the effective rate on the revolving credit facility was 4.1% and 3.4%, respectively.

Substantially all of Koppers Inc.’s assets, including the assets of significant subsidiaries other than Koppers Europe, are pledged as collateral for the credit facilities. The credit facilities contain certain covenants that limit

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

capital expenditures by the Company and restrict its ability to incur additional indebtedness, create liens on its assets, enter into leases, pay dividends and make investments or acquisitions. In addition, such covenants give rise to events of default upon the failure by the Company to meet certain financial ratios.

Monessen Transaction

As part of the Monessen Transaction (as defined and described in Note 6), the Company executed a $5.0 million loan that is scheduled to be repaid at an interest rate of 16% based on the cash flows of the coke operations. The outstanding balance on this loan at December 31, 2004 amounted to $3.8 million.

A subsidiary of Koppers Australia has a loan outstanding in the amount of $9.0 million at December 31, 2004 which is classified as revolving credit. There is no specified repayment period for this loan.

Koppers China has a loan outstanding in the amount of $2.5 million at December 31, 2004 which is classified as current due to the intent to renew the loan during 2005.

At December 31, 2004 the aggregate debt maturities for the next five years are as follows (in millions):

2005	$23.1
2006	3.8
2007	29.9
2008	—
2009	—

At December 31, 2004 the Company had $18.9 million of standby letters of credit outstanding, all of which expire within one year.

Deferred financing costs associated with the credit facilities, the issuance of the Discount Notes, and the issuance of Senior Secured Notes totaled $20.5 million and are being amortized over the life of the related debt. Deferred financing costs (net of accumulated amortization of $2.7 million at December 31, 2004, $1.9 million at December 31, 2003 and $10.0 million at December 31, 2002) were $17.8 million, $14.2 million and $6.5 million at December 31, 2004, 2003 and 2002, respectively, and are included in other assets. The refinancing activities during 2003 resulted in the write-off of deferred financing costs of $6.4 million.

4.    Stock Activity

In November 2004, all of the common and preferred stock of Koppers Inc. was converted on a one-for-one basis for shares of common and preferred stock of KI Holdings Inc. Additionally, in December 2004 all of the treasury stock of Koppers Inc. was retired and cancelled. When the common and preferred stock of Koppers Inc. was converted into common and preferred stock of KI Holdings Inc., the stockholders’ agreement of Koppers Inc. was amended to provide for the transfer of the terms and conditions of the stockholders’ agreement from Koppers Inc. to KI Holdings Inc.

Stock Purchases by Directors/Restricted Stock Grants to Senior Management

In August 2004 three members of the Company’s Board of Directors each purchased 5,000 shares of Koppers Inc. common stock at the current fair value. Additionally, in August 2004 Koppers Inc. granted 135,000 restricted stock units to certain officers, of which 20% vested August 31, 2004. The remaining units vest annually at a rate of 20% per year. The Company recorded $0.7 million of compensation expense for the vesting of restricted stock grants and the issuance of 8,000 shares of common stock to certain officers during 2004.

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Common Stock Subject to Redemption

At December 31, 2004, 2003 and 2002 the maximum redemptions that could be paid under the Company’s stockholders’ agreement, subject to existing debt covenants, were $0.8 million, $13.2 million and $23.1 million, respectively. The value of shares subject to redemption under the terms of the stockholders’ agreement was previously segregated from other common stock on the face of the balance sheet. There were approximately 0.1 million shares of common stock at December 31, 2004 subject to the redemption provisions of the Stockholders’ Agreement; the Company had committed to redeem these shares prior to the effectiveness of the amendment eliminating the mandatory redemption provision. The remaining liability is classified as accrued liabilities and other long-term liabilities on the balance sheet at December 31, 2004.

Prior to the reduction to zero in 2004 as a result of the adoption of SFAS No. 150, common stock subject to redemption decreased by $9.9 million in 2003 and increased by $0.8 million in 2002. Changes in this balance reflected retiree redemptions, revaluations and new shares issued as a result of stock option exercises.

In each of 2003 and 2002 the Company redeemed 25% of a Director’s shares at the respective fair values for a total of approximately $0.7 million each year.

In October 1999, a Director of the Company purchased 55,294 shares of common stock of the Company for $0.9 million; 35,294 of the shares were financed through an interest-free loan from the Company in the amount of $0.6 million due in 2009. The shares related to the loan were restricted and vested at a rate of 20% per year. At December 31, 2004 all of such shares were vested. In the event that the Director no longer serves on the Board of Directors, the loan must be repaid.

Senior Convertible Preferred Stock

In November 2004 the preferred stock of Koppers Inc. was exchanged for preferred stock of KI Holdings Inc.

The senior convertible preferred stock (“preferred stock”) has voting rights (except as noted below) and dividend rights equal to common stock, and has a liquidation preference equal to par value ($.01 per share). The preferred stock is convertible into common stock at any time on a one-for-one basis. The holders of the preferred stock vote as a separate series from all other classes of stock, and are entitled to elect a majority of the Board of Directors of KI Holdings.

Dividends

In 2004, 2003 and 2002 the Koppers Inc. paid cash dividends of $10.86, $15.46 and $2.85 per share, respectively, to common and preferred shareholders. In December 2003 Koppers Inc. declared a cash dividend of $25 million ($8.00 per share) which was paid in January 2004. Koppers Inc. is limited by its current lending covenants regarding the payment of dividends. KI Holdings paid a dividend of $30.99 per share in December 2004 using part of the proceeds of the Senior Discount Notes.

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Pension and Other Postretirement Benefit Plans

Expected Contributions for the 2005 Fiscal Year:

The expected contributions for 2005 are estimated to be $11.1 million.

The measurement date for the U.S. pension and postretirement assets and obligations is December 31 for each respective year.

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
	(In millions)		(In millions)
Change in benefit obligation:
Benefit obligation at beginning of year	$160.8	$134.0	$15.5	$10.2
Service cost	4.4	4.1	0.3	0.2
Interest cost	9.5	9.2	0.9	0.7
Plan participants’ contributions	0.4	0.4	—	—
Amendments	—	0.1	—	—
Actuarial losses	8.9	14.2	0.8	5.2
Foreign currency changes	3.2	5.3	—	—
Effect of curtailments	(5.9)	—	—	—
Benefits paid	(7.8)	(6.5)	(1.2)	(0.8)

Benefit obligation at end of year	$173.5	$160.8	$16.3	$15.5

Change in plan assets:
Fair value of plan assets at beginning of year	$103.4	$85.4	$—	$—
Actual return on plan assets	10.7	13.4	—	—
Employer contribution	14.7	6.1	1.2	0.8
Plan participants’ contributions	0.4	0.4	—	—
Foreign currency changes	2.6	4.6	—	—
Benefits paid	(7.8)	(6.5)	(1.2)	(0.8)

Fair value of plan assets at end of year	$124.0	$103.4	$0.0	$0.0

Funded status of the plan	$(49.5)	$(57.4)	$(16.3)	$(15.5)
Unrecognized transitional (asset)	(3.0)	(3.1)	—	—
Unrecognized actuarial loss	39.9	41.3	3.2	2.5
Unrecognized prior service cost	2.6	1.8	(1.5)	(1.8)

Net amount recognized	$(10.0)	$(17.4)	$(14.6)	$(14.8)

Disclosures:
Amounts recognized in the statement of financial position consist of:
Prepaid pension benefit	$0.2	$0.3	$—	$—
Accrued benefit liability	(40.6)	(42.9)	(14.6)	(14.8)
Intangible asset	1.4	1.8	—	—
Minimum pension liability adjustment-reduction of shareholders’ equity	29.0	23.4	—	—

Net amount recognized	$(10.0)	$(17.4)	$(14.6)	$(14.8)

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $164.3 million, $155.2 million and $114.6 million, respectively, as of December 31, 2004, and $160.9 million, $145.9 million and $103.4 million, respectively, as of December 31, 2003.

Projected Benefit Payments

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows:

	Pension Benefits	Other Benefits
	(In millions)	(In millions)
2005	$8.0	$1.2
2006	8.0	1.2
2007	8.8	1.2
2008	9.4	1.2
2009	10.1	1.2
2010-2014	58.2	6.6

Weighted-average assumptions as of December 31:

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
Discount rate	5.69%	6.16%	5.75%	6.25%
Expected return on plan assets	7.82%	7.86%
Rate of compensation increase	3.17%	3.16%
Initial medical trend rate			10.50%	11.00%

Basis for the Selection of the Long Term Rate of Return on Assets

The long term rate of return on assets assumption was determined by using the plan’s asset allocation as described in the plan’s investment policy and modeling a distribution of compound average returns over a 20-year time horizon. The model uses asset class return, variance, and correlation assumptions to produce the expected return. The return assumptions used forward looking gross returns influenced by the current bond yields, corporate bond spreads and equity risk premiums based on current market conditions. The accumulated benefit obligations and asset values for the Company’s pension plans at December 31, 2004 amounted to $164.0 million and $124.0 million, respectively, and at December 31, 2003 amounted to $145.9 million and $103.4 million, respectively.

In general, the long term rate of return is the sum of the portion of total assets in each asset class multiplied by the expected return for that class, adjusted for expected expenses to be paid from the assets. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 7.82% long-term rate of return on assets assumption.

Investment Strategy.    The Company’s investment strategy for its pension plans is to manage the plans on a going-concern basis. Current investment policy is to achieve a high return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. For U.S. pension plans, this policy currently targets a 75% allocation to equity securities and a 25% allocation to debt securities. Various

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

asset allocation strategies are in place for non-U.S. pension plans, with a weighted-average target allocation of 57% to equity securities, 36% to debt securities and 7% to other asset classes, including real estate.

The weighted average asset allocation for the retirement plans for the Company at December 31 by asset category is as follows:

Asset Class	2004	2003
Equity Securities	69.0%	63.1%
Fixed Income Securities	28.4	34.5
Other	2.6%	2.4%

Totals	100.0%	100.0%

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
	(In millions)		(In millions)
Components of net periodic benefit cost:
Service cost	$4.4	$4.1	$0.3	$0.2
Interest cost	9.4	9.2	0.9	0.7
Expected return on plan assets	(8.4)	(6.7)	—	—
Amortization of prior service cost	0.4	0.5	(0.3)	(0.4)
Amortization of gain	1.8	2.4	0.1	—
Amortization of transition amounts	(0.4)	(0.3)	—	—
Curtailment charge	0.2	—	—	—

Net periodic benefit cost	$7.4	$9.2	$1.0	$0.5

In June 2004, the U.S. pension plan was amended to reduce benefits payable to current employees. The estimated effect of this amendment was to reduce 2004 pension expense by approximately $0.9 million.

The Company recognizes a minimum pension liability for under funded plans. The minimum liability is equal to the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized either as an intangible asset, to the extent of previously unrecognized prior service cost, or a reduction of shareholders’ equity. The Company recorded additional liabilities of $29.0 million and $25.2 million as of December 31, 2004 and 2003, respectively. Intangible assets of $1.4 million and $1.8 million and stockholders’ equity reductions, net of income taxes, of $17.6 million and $14.5 million, were recorded as of December 31, 2004 and 2003, respectively.

The Company has various nonpension postretirement benefit plans. The contributions for health benefits are adjusted annually; the life insurance plan is noncontributory. The accounting for the health care plan anticipates future cost-sharing changes to the written plan that are consistent with the Company’s expressed intent to increase retiree contributions each year by 50%-100% of any increases in premium costs.

The 2004 initial medical trend rate is assumed to be 10.5% and is assumed to decrease gradually to 5.0% in 2011 and remain at that level thereafter.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in 2004	$—	$—
Effect on postretirement benefit obligation as of December 31, 2004	$0.6	$(0.5)

Cash Flows:

Other post-retirement benefits are funded on a cash basis. Therefore, the expected contribution in 2004 is approximately $1.2 million.

Medicare Prescription Drug Act.    In May 2004, the FASB issued Staff Position No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP 106-2”). This Act was signed into law by the President on December 8, 2003 and introduces a prescription drug benefit plan under Medicare Part D as well as a federal subsidy to sponsors of retiree health benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 provides guidance on how companies should account for the impact of the Act on their postretirement health care plans. To encourage employers to retain or provide postretirement drug benefits, beginning in 2006 the federal government will provide non-taxable subsidy payments to employers that sponsor prescription drug benefits to retirees that are actuarially equivalent to the Medicare benefit. FSP 106-2 is effective for interim or annual financial statements beginning after June 15, 2004. The Company has determined that the benefits provided under its plans are not actuarially equivalent to Medicare Part D. Therefore, the Act has been determined to have no impact on the net periodic postretirement benefit cost included in the financial statements.

Incentive Plan.    The Company has established management incentive plans based on established target award levels for each participant if certain Company performance and individual goals are met. The charge to operating expense for this plan was $4.9 million in 2004, $2.7 million in 2003 and $2.2 million in 2002.

Employee Savings Plan.    The Company has established employee savings plans for all eligible U.S. salaried and hourly employees that conforms to Section 401(k) of the Internal Revenue Code. Subject to restrictions under applicable law, under the employee savings plans non-highly compensated participating employees can elect to contribute up to 20% of their salaries, and highly compensated participating employees can elect to contribute up to 7% of their salaries, with a regular Company matching contribution equivalent to 50% of the first 6% of contributions. Currently under the hourly plan, and for the salaried plan prior to 2002, the matching contribution is 100% of the first 1% plus 50% of the next 2% of contributions.

The Company’s contributions amounted to $1.0 million in 2004, $1.0 million in 2003 and $0.9 million in 2002.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Income Taxes

Components of the Company’s income tax provision (benefit) are as follows:

	Years Ended December 31,
	2004	2003	2002
	(In millions)
Current:
Federal	$—	$—	$0.1
State	0.1	0.1	0.1
Foreign	8.1	7.5	7.4

Total current tax provision	8.2	7.6	7.6
Deferred:
Federal	3.6	(8.4)	6.1
State	1.7	(0.1)	0.1
Foreign	(0.2)	(0.4)	—

Total deferred tax provision (benefit)	5.1	(8.9)	6.2

Total income tax provision (benefit)	$13.3	$(1.3)	$13.8

Tax Benefits Excluded from Net Income

The amount of income tax benefit included in comprehensive income but excluded from net income relating to minimum pension liability for 2004, 2003, and 2002 was $1.5 million, $0.9 million, and $2.7 million, respectively.

The amount of income tax benefit included in stockholders’ equity but excluded from net income relating to the expense for employee stock options recognized differently for financial reporting and tax reporting purposes for 2004, 2003, and 2002 was $0.1 million, $0.4 million, and $0.1 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2004	2003
	(In millions)
Deferred tax assets:
Alternative minimum tax credits	$13.4	$12.1
Other postretirement benefits obligation	17.6	17.4
Reserves, including insurance and product warranty	14.9	14.2
Book/tax inventory accounting	2.6	2.4
Accrued vacation	3.2	2.7
Excess tax basis on Koppers Australia assets	8.7	10.0
Monessen Transaction	—	4.2
Asset retirement obligations	9.9	11.7
Federal net operating loss benefit	14.0	8.3
Accrued but unpaid interest	0.6	—
Other	4.3	4.3

Total deferred tax assets	89.2	87.3

Deferred tax liabilities:
Tax over book depreciation and amortization	23.7	19.4
Monessen Transaction	1.0	—
Other	4.2	5.3

Total deferred tax liabilities	28.9	24.7

Net deferred tax assets	$60.3	$62.6

The Company has a federal net operating loss benefit of $14.0 million. Of this amount, $9.8 million will expire at the end of 2023 and $4.2 million will expire at the end of 2024. To realize this benefit, the Company will need to generate approximately $40.0 million of taxable income. The Company also has an alternative minimum tax credit carryforward of approximately $13.4 million that has no expiration date. Based on the Company’s earnings history, along with the implementation of various tax planning strategies, the Company believes the deferred tax assets on the Consolidated Balance Sheet at December 31, 2004 are realizable.

Income before income taxes for 2004, 2003 and 2002 included $26.9 million, $22.6 million and $23.5 million, respectively, from foreign operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes is reconciled with the federal statutory rate as follows:

	Years Ended December 31,
	2004	2003	2002
Federal	35.0%	(35.0)%	35.0%
State, net of federal tax benefit	4.4	(0.1)	0.4
Foreign taxes	9.2	28.6	10.0
Section 29 credits	—	—	(0.4)
Non-deductible environmental fines	—	0.1	0.1
Other	2.0	(0.6)	(0.9)

	50.6%	(7.0)%	44.2%

The Company has not provided any United States tax on undistributed earnings of foreign subsidiaries or joint ventures that are reinvested indefinitely. At December 31, 2004 consolidated retained earnings of the Company included approximately $17 million of undistributed earnings from these investments. The Company is currently evaluating the American Jobs Creation Act of 2004 provision that allows companies to repatriate earnings from foreign subsidiaries at a reduced U.S. tax rate. The Company is evaluating the consequences of repatriating up to $3 million with a related range of income tax effects that cannot be reasonably estimated as of the time of issuance of these financial statements. The Company expects to complete its review by December 31, 2005, and will recognize the income tax effect, if any, in the period when a decision whether to repatriate is made.

Monessen Transaction

In December 1999 the Company entered into a transaction to transfer substantially all future non-conventional fuel tax credits generated as a result of the production and sale of coke at the coke facility in Monessen, Pennsylvania (the “Monessen Facility”) to a third party (the “Monessen Transaction”). For the years ended December 31, 2003 and 2002 the Company received $0.1 million (prior year inflation adjustment) and $9.8 million, respectively, for the transfer of tax credits, which is recorded as other income. The tax credits expired at the end of 2002, and have not been renewed by the United States Congress. Prior to the Monessen Transaction, the Company earned these credits.

Koppers China Tax Holiday

As a result of being a Foreign Investment Enterprise in the manufacturing sector, the Company’s 60% owned joint venture in China is entitled to an income tax holiday under which it is exempted from corporate income tax for its first two profit making years (after deducting losses incurred in previous years), and is entitled to a 50% reduction in the corporate tax for the succeeding three years. The effect of the tax holiday on the Company’s net income for the year ended December 31, 2004 (the first year Koppers China qualified for the tax holiday) was approximately $0.9 million. Assuming Koppers China remains profitable, the tax holiday will expire on January 1, 2009.

7.    Stock Options

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and, accordingly,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognizes no compensation expense for stock option grants. In 2004, 2003 and 2002 the Company recognized $0.0 million, $0.1 million and $0.2 million, respectively, of expense related to the redemption of stock options by terminated employees. Included in capital in excess of par value, the Company also recorded tax benefits of approximately $0.1 million, $0.4 million and $0.1 million for stock option exercises in 2004, 2003 and 2002, respectively, for active employees.

A summary of the Company’s stock option activity (including activity for Koppers Inc. prior to the conversion of its stock options to stock options of the Company) and related information for the years ended December 31 follows:

	2004		2003		2002
	Options (000)	Weighted- Average Exercise Price	Options (000)	Weighted- Average Exercise Price	Options (000)	Weighted- Average Exercise Price
Outstanding at beginning of year	110	$22	258	$19	235	$16
Granted	—	—	—	—	67	25
Exercised	(110)	22	(148)	17	(38)	11
Forfeited	—	—	—	—	(6)	17

Outstanding at end of year	—	$—	110	$22	258	$19

Exercisable at end of year	—	$—	32	$17	133	$16

Weighted-average fair value of options granted during the year	$—		$—		$3.62

At December 31, 2004 there were no remaining unexercised options.

8.    Commitments and Contingencies

General

From time to time lawsuits, claims and proceedings are asserted against the Company relating to the conduct of its business, including those pertaining to product liability, warranties, employment and employee benefits. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to the Company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on the Company’s financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company’s results of operations and cash flows for that period.

Legal Proceedings

The Company is involved in litigation and various proceedings relating to antitrust matters, environmental laws and toxic tort matters.

Product Liability Cases

The Company, along with other defendants, has been named as a defendant in eleven cases in Pennsylvania and four cases in Texas in which the plaintiffs claim they suffered a variety of illnesses (including cancer) as a result of exposure to one or more of the defendants’ products, including coal, coke and coal tar pitch. The cases are in the early stages of discovery, and therefore no determination can currently be made as to the likelihood or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

extent of any liability to the Company. Although the Company intends to vigorously defend these cases, there can be no assurance that an unfavorable resolution of these matters will not have a material adverse effect on the Company’s business, financial condition, cash flows and results of operation.

Government Investigations

On December 4, 2002 European Commission (“EC”) representatives visited the offices of the Company’s subsidiaries located in Nyborg, Denmark and Scunthorpe, England and obtained documents pursuant to legal process as part of an investigation of industry competitive practices concerning pitch, creosote and naphthalene. The United States Department of Justice (“DOJ”) also served a subpoena for similar documents at the Company’s headquarters in Pittsburgh, Pennsylvania. The Company also contacted and coordinated with the Canadian Competition Bureau (“CCB”). The Company has cooperated with the EC, DOJ and CCB in their respective investigations. In 2004, the DOJ returned the documents which the Company had produced. The return of such documents indicates that the DOJ’s investigation has been terminated. The Company has had no recent communications with the CCB. As a result of the Company’s cooperation, (i) in February 2003, the EC granted the Company’s request for exemption from penalties for any infringement the EC may have found as a result of its investigation concerning pitch; (ii) in April 2003, DOJ granted the Company’s request for exemption from prosecution for any infringement DOJ may have found as a result of imports of pitch, creosote and naphthalene, or the purchase for export of coal tar used to produce these products; and (iii) in April 2003, the CCB granted the Company a provisional guarantee of immunity from fines under the Canadian Competition Act with respect to the supply and sale of tar pitch, naphthalene, creosote oil and carbon black feedstock prior to 2001. These grants of immunity by the EC, DOJ and CCB apply to any government fine or penalty related to each country’s investigation of industry competitive practices. The Company’s failure to comply with the applicable conditions that were attached to these grants of immunity could have subjected the Company to fines to the extent that the investigations continued. Such fines, if assessed against the Company, could have had a material adverse effect on its business, financial condition, cash flows and results of operations. For example, the EC has the authority to assess fines in an amount up to 10% of a company’s worldwide sales. The DOJ and CCB also have the authority to assess significant fines.

In January 2005, the EC advised the Company that it had closed its investigation without prejudice to its right to re-open such investigation if new facts come to light.

The New Zealand Commerce Commission (the “NZCC”) is conducting an investigation related to the competitive practices of Koppers Arch New Zealand. Koppers Arch New Zealand is seeking to cooperate with the NZCC. The NZCC can bring court proceedings seeking penalties against companies that have violated New Zealand’s competition laws. However, penalties are assessed by the court. For example, the NZCC can seek fines for each alleged contravention of the competition laws equal to the higher of (i) $NZ10,000,000, (ii) three times the commercial gain from the contravention or (iii) 10% of the turnover of Koppers Arch New Zealand and all interconnected companies. Although it is likely that penalties will be assessed against Koppers Arch New Zealand as a result of the investigation, the Company does not currently have enough information to determine the amount of any such penalties. Such penalties, if assessed against Koppers Arch New Zealand, could have a material adverse effect on its business, financial condition, cash flows and results of operations. Except as set forth above, the Company is not currently aware of any other claims (civil or governmental) related to competitive practices in New Zealand. Such other claims, if filed against Koppers Arch New Zealand and resolved unfavorably, could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Koppers Arch Australia has also made an application for leniency under the Australian Competition and Consumer Commission’s (the “ACCC”) policy for cartel conduct. The ACCC has granted immunity to Koppers

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Arch Australia, subject to the fulfillment of certain conditions, such as, but not limited to, continued cooperation. If the conditions are not fulfilled, Koppers Arch Australia may be penalized for any violations of the competition laws of Australia. Such penalties, if assessed against Koppers Arch Australia, could have a material adverse effect on its business, financial condition, cash flows and results of operations. Except as set forth above, the Company is not currently aware of any other claims (civil or governmental) related to competitive practices in Australia. Such other claims, if filed against Koppers Arch Australia and resolved unfavorably, could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Koppers Arch New Zealand and Koppers Arch Australia are majority-owned subsidiaries of Koppers Arch Investments Pty Ltd, which is an Australian joint venture owned 51% by World-Wide Ventures Corporation (a subsidiary of the Company) and 49% by Hickson Nederland BV. Koppers Arch New Zealand and Koppers Arch Australia manufacture and market wood preservative products throughout New Zealand and Australia, respectively.

Pacific Century.    A subsidiary of Koppers Australia has been named as a defendant in a breach of contract and negligence lawsuit filed by Pacific Century in Queensland, Australia related to the sale of approximately 127,000 vineyard trellis posts. The Complaint claims that certain posts were defective in that they either had decay, excessive bark or were less than the minimum specified size. In addition, plaintiff alleges violations of the Australian Timber Utilization and Marketing Act. Plaintiff is seeking damages in the amount of AU$6.6 million (approximately US$5.1 million) for, among other things, the costs of removing and replacing such trellis posts. Plaintiff has also filed a lawsuit against the constructor of the vineyard trellises, which lawsuit has been consolidated with its claim against the Company. Discovery in the case is ongoing and there can be no assurance that an unfavorable resolution of this matter will not have a material adverse effect on the Company’s business, financial condition, cash flows and results of operations.

Grenada.    Koppers, together with various co-defendants, has been named as a defendant in four toxic tort lawsuits in various state courts in Mississippi and in two toxic tort lawsuits in federal court in Mississippi arising from the operations of the Company’s wood treating plant in Grenada, Mississippi (“Grenada”). See “Environmental and Other Liabilities Retained or Assumed by Others”.

Environmental and Other Matters

The Company is subject to federal, state, local and foreign laws and regulations and potential liabilities relating to the protection of the environment and human health and safety including, among other things, the cleanup of contaminated sites, the treatment, storage and disposal of wastes, the discharge of effluent into waterways, the emission of substances into the air and various health and safety matters. The Company expects to incur substantial costs for ongoing compliance with such laws and regulations. The Company may also face governmental or third-party claims, or otherwise incur costs, relating to cleanup of, or for injuries resulting from, contamination at sites associated with past and present operations. The Company accrues for environmental liabilities when a determination can be made that they are probable and reasonably estimable.

Environmental and Other Liabilities Retained or Assumed by Others

The Company has agreements with former owners of certain of its operating locations under which the former owners retained or assumed and agreed to indemnify the Company against certain environmental and other liabilities. The most significant of these agreements was entered into at the Company’s formation on December 28, 1988 (the “Acquisition”). Under the related asset purchase agreement between the Company and Beazer East, subject to certain limitations, Beazer East retained the responsibility for and agreed to indemnify the Company against certain liabilities, damages, losses and costs, including, with certain limited exceptions,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities under and costs to comply with environmental laws to the extent attributable to acts or omissions occurring prior to the Acquisition (the “Indemnity”). Beazer Limited unconditionally guaranteed Beazer East’s performance of the Indemnity pursuant to a guarantee (the “Guarantee”). Beazer Limited became a wholly owned indirect subsidiary of Hanson PLC on December 4, 1991. In 1998, Hanson PLC purchased an insurance policy under which the funding and risk of certain environmental and other liabilities relating to the former Koppers Company, Inc. operations of Beazer East (which includes locations purchased from Beazer East by the Company) are underwritten by Centre Solutions (a member of the Zurich Group) and Swiss Re.

The Indemnity provides different mechanisms, subject to certain limitations, by which Beazer East is obligated to indemnify the Company with regard to certain environmental and other liabilities and imposes certain conditions on the Company before receiving such indemnification, including certain limitations regarding the time period as to which claims for indemnification can be brought. In July 2004, the Company entered into an agreement with Beazer East to amend the December 29, 1988 asset purchase agreement to provide, among other things, for the continued tender of pre-closing environmental liabilities to Beazer East under the Indemnity through July 2019. As consideration for the agreement, the Company will pay Beazer East four installments over three years totaling $7 million and share toxic tort litigation costs arising from any sites acquired from Beazer East. The first payment of $2 million was made in July 2004.

Contamination has been identified at most of the Company’s manufacturing and other sites. Three sites owned and operated by the Company in the United States, as well as one former site, are listed on the National Priorities List promulgated under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”). The sites include the Gainesville, Florida wood treating facility; the Galesburg, Illinois wood treating facility; the Florence, South Carolina wood treating facility; and the former Feather River, California wood treating facility. Currently, at the properties acquired from Beazer East (which include all of the National Priorities List sites and all but one of the Resource Conservation and Recovery Act (“RCRA”)-permitted sites), substantially all investigative, cleanup and closure activities are being conducted and paid for by Beazer East pursuant to the terms of the Indemnity. In addition, other of the Company’s sites are or have been operated under RCRA and various other environmental permits, and remedial and closure activities are being conducted thereat.

To date, the parties that retained, assumed or agreed to indemnify the Company against the liabilities referred to above have performed their obligations in all material respects. The Company believes that for the last three years amounts paid by Beazer East as a result of its environmental remediation obligations under the Indemnity have averaged in total approximately $11.6 million per year. If for any reason (including disputed coverage or financial incapability) one or more of such parties fail to perform their obligations and the Company is held liable for or otherwise required to pay all or part of such liabilities without reimbursement, the imposition of such liabilities on the Company could have a material adverse effect on its business, financial condition, cash flows and results of operations. In addition, if the Company were required to record a liability with respect to all or a portion of such matters on its balance sheet, the amount of its total liabilities could exceed the book value of its assets by an additional amount that could be significant.

Also, contamination has been detected at certain of the Company’s Australian facilities. These sites include its tar distillation facility in Mayfield, NSW, Australia and its wood protection chemicals facility in Trentham, Victoria, Australia, which has been listed on the Victorian register of contaminated sites. The Company’s total reserves include $1 million for the estimated remediation costs at these sites.

Grenada.    The Company, together with various co-defendants (including Beazer East), has been named as a defendant in four toxic tort lawsuits in various state courts in Mississippi and in two toxic tort lawsuits in federal court in Mississippi arising from the operation of Grenada. The Complaints allege that plaintiffs were

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exposed to harmful levels of various toxic chemicals, including creosote, pentachlorophenol and dioxin, as a result of soil, surface water and groundwater contamination and air emissions from the Grenada facility and, in the state court cases, from an adjacent manufacturing facility operated by Heatcraft, Inc. In the state court actions, which include a total of approximately 115 plaintiffs, each plaintiff seeks compensatory damages from the defendants of at least $5 million for each of seven counts and punitive damages of at least $10 million for each of three counts. In the federal case action referred to as the Beck case, there were originally a total of approximately 110 plaintiffs. Pursuant to an Order granting defendants’ Motion to Sever, the Court dismissed the claims of 98 plaintiffs without prejudice to their right to refile their Complaints. Each plaintiff in the Beck case seeks compensatory damages from the defendants in an unspecified amount and punitive damages of $20 million for each of four counts. In the federal case action referred to as the Ellis case, there are approximately 1,130 plaintiffs. Each plaintiff in the Ellis case seeks compensatory damages from the defendants of at least $5 million for each of seven counts and punitive damages of at least $10 million for each of three counts. Based on the Company’s experience in defending previous toxic tort cases (including the Company’s victory in similar litigation involving Green Spring and its recent dismissal without prejudice from similar litigation involving Somerville, as noted below), the Company does not believe that the damages sought by the plaintiffs in the state court and federal court actions are supported by the facts of the cases. The Company is seeking to transfer venue of the state court cases to Grenada County, Mississippi. The venue issue is currently on appeal to the Mississippi Supreme Court. During the pendency of the appeal, discovery in the state court cases has been stayed. Discovery in the federal court cases has also been stayed. However, discovery with respect to 12 plaintiffs is proceeding in the Beck federal case. The Court recently granted the defendants’ Motion to Sever in the Beck case, holding that the claims of the 12 Beck plaintiffs must be tried separately. Prior to the granting of such Motion to Sever on April 14, 2005, the trials of the 12 Beck plaintiffs were scheduled to commence in October 2005. It is expected that the trial of the first Beck plaintiff will occur in October 2005. Although the Company intends to vigorously defend these cases, there can be no assurance that an unfavorable resolution of this matter will not have a material adverse effect on its business, financial condition, cash flows and results of operations.

Somerville.    Koppers, along with Burlington Northern and Santa Fe Rail Way Company and Solvents and Chemicals, Inc., were named in a total of 11 toxic tort lawsuits by a total of approximately 30 plaintiffs that were filed in various state courts in Texas by individuals claiming to be residents of Somerville, Texas. The Complaints alleged that plaintiffs suffered personal injuries resulting from exposure to chemicals used at the Company’s wood treating facility in Somerville, Texas (“Somerville”). The plaintiffs sought actual damages and punitive damages in an unspecified amount from the defendants. The Company has been voluntarily dismissed without prejudice by the plaintiffs from all of the Somerville lawsuits. The lawsuits are proceeding against the remaining defendants.

Other Environmental Matters

In October 1996, the Company received a Clean Water Act information request from the U.S. Environmental Protection Agency (“EPA”). This information request asked for comprehensive information on discharge permits, applications for discharge permits, discharge monitoring reports and the analytical data in support of the reports and applications. EPA subsequently alleged that the Company violated various provisions of the Clean Water Act. The Company subsequently agreed, among other things, to a $2.9 million settlement, payable in three annual installments. The first two payments, totaling $1 million each, were made in April 2004 and 2003, respectively. The final payment of $0.9 was made in April 2005.

Additionally, during an investigation the Company initiated at the Company’s Woodward Coke facility prior to its closure in January 1998, it was discovered that certain environmental records and reports related to the discharge of treated process water contained incomplete and inaccurate information. Corrected reports were submitted to the State of Alabama and EPA, which resulted in a Complaint against the Company by EPA alleging certain civil and criminal violations of applicable environmental laws. The Company subsequently

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entered into a plea agreement and a related compliance agreement addressing this matter, which together provide, among other things, for the payment of a $2.1 million fine payable to the government and $0.9 million in restitution payable to the Black Warrior-Cahaba Rivers Land Trust in three equal annual installments beginning in December 2002. The Company’s plea was entered in August 2002 and the sentencing occurred in December 2002. At the sentencing, the court, among other things, approved the terms of the plea agreement previously negotiated between the Company and EPA. The first two payments, totaling $1.0 million each, were made in December 2003 and 2002, respectively. The final payment of $1.0 million was completed in January 2005. A failure on the Company’s part to comply with the terms of the compliance agreement, plea agreement and probation could lead to significant additional costs and sanctions, including the potential for suspension or debarment from governmental contracts.

Rents

Rent expense including operating leases for 2004, 2003 and 2002 was $29.0 million, $28.0 million and $25.2 million, respectively. Commitments during the next five years under operating leases aggregate to approximately $81.0 million and are as follows (in millions):

2005	$23.5
2006	19.0
2007	16.3
2008	11.8
2009	10.4

Labor Unions

Of the Company’s employees, approximately 62% are represented by 22 different labor unions and covered under numerous labor contracts. The United Steelworkers of America, covering workers at six facilities, accounts for the largest membership with nearly 300 employees. Another significant affiliation is the Paper, Allied-Industrial, Chemical & Energy Workers’ International Union, with nearly 200 employees at four facilities. Labor contracts expiring in 2005 cover approximately 21% of total employees.

9.    Operations By Business Segment

Description of the Types of Products and Services From Which Each Reportable Segment Derives Its Revenues.

The Company’s Carbon Materials & Chemicals division is a supplier of a) carbon pitch, which is used primarily by the aluminum industry as a binder in the manufacture of anodes; b) PAA, used in the manufacture of plasticizers, unsaturated polyester resins, alkyd resins and dye making; c) creosote and chemicals, used in the protection of timber against termites, fungal decay and weathering; d) carbon black (and carbon black feedstock), used in the production of rubber tires; and e) furnace coke, used in the manufacture of steel.

The Company’s Railroad & Utility Products division a) provides various products and services to railroads, including crossties (both wood and concrete), track and switch pre-assemblies, and disposal services; b) supplies treated wood poles to electric and telephone utilities; and c) provides products to, and performs various wood treating services for, vineyards, construction and other commercial applications.

Measurement of Segment Profit or Loss and Segment Assets.

The Company evaluates performance and allocates resources based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment transactions are eliminated in consolidation.

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Factors Management Used to Identify the Company’s Reportable Segments.

The Company’s reportable segments are business units that offer different products. The reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes. The business units have been aggregated into two reportable segments since management believes the long-term financial performance of these business units is affected by similar economic conditions.

	Business Segments
	Carbon Materials & Chemicals	Railroad & Utility Products	All Other	Total
	(In millions)
Year ended December 31, 2004:
Revenues from external customers	$553.4	$399.1	$—	$952.5
Intersegment revenues	32.1	—	—	32.1
Depreciation and amortization	24.2	8.4	0.3	32.9
Operating profit	44.6	19.4	0.4	64.4
Segment assets	333.5	148.6	101.5	583.6
Capital expenditures	12.3	8.7	0.2	21.2

Year ended December 31, 2003:
Revenues from external customers	$484.1	$358.8	$—	$842.9
Intersegment revenues	27.4	—	—	27.4
Depreciation and amortization	23.5	8.0	2.2	33.7
Operating profit (loss)	7.7	13.0	(1.6)	19.1
Segment assets	316.5	139.3	58.2	514.0
Capital expenditures	9.1	10.2	—	19.3

Year ended December 31, 2002:
Revenues from external customers	$438.4	$338.1	$—	$776.5
Intersegment revenues	23.4	—	—	23.4
Depreciation and amortization	19.1	7.5	2.1	28.7
Operating profit (loss)	29.4	16.9	(2.0)	44.3
Capital expenditures	12.9	6.6	0.2	19.7

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Years Ended December 31,
	2004	2003	2002
	(In millions)
Profit or Loss
Operating profit for reportable segments	$64.0	$20.7	$46.3
Corporate depreciation and amortization	(0.3)	(2.2)	(2.1)
Other including Section 29 tax credits	1.1	0.6	9.9

Income before interest expense, income tax provision and minority interest	$64.8	$19.1	$54.1

Assets
Total assets for reportable segments	$482.1	$455.8
Deferred financing	17.8	14.2
Deferred taxes	47.0	52.3
Fixed assets	1.1	1.2
Other	9.7	6.5
Cash and short-term investments	27.8	0.4
Elimination of intercompany receivables	(1.9)	(16.4)

Total consolidated assets	$583.6	$514.0

	2004	2003
Geographic Information
United States:
Revenues from external customers	$627.2	$555.5
Long-lived assets	197.2	199.0
Australia and Pacific Rim:
Revenues from external customers	$197.4	$158.4
Long-lived assets	60.3	53.4
Europe:
Revenues from external customers	$127.9	$129.0
Long-lived assets	18.9	16.7

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenues for Significant Product Lines.

The Company’s reportable segments are business units that offer different products. The revenues generated for significant product lines sold to outside customers are as follows:

	2004	2003	2002
	(In millions)
Carbon Materials & Chemicals:
Carbon pitch	$199.9	$185.7	$170.7
Phthalic anhydride	74.8	59.7	51.6
Furnace coke	48.0	37.0	38.8
Carbon black and carbon black feedstock	47.7	46.1	39.4
Creosote	16.9	20.6	24.1
Naphthalene	30.3	19.8	15.0
Other	135.8	115.2	98.8

Total external revenues	$553.4	$484.1	$438.4

Railroad & Utility Products:
Railroad crossties	$247.0	$222.4	$206.3
Utility poles	70.7	66.6	67.9
Other	81.4	69.8	63.9

Total external revenues	$399.1	$358.8	$338.1

10.    Selected Quarterly Financial Data (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2004 and 2003:

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter
	2004	2003	2004	2003	2004	2003	2004	2003
	(In millions)
Net sales	$227.4	$191.0	$249.5	$219.4	$243.8	$214.4	$231.8	$218.1
Operating profit (loss)	10.7	6.7	21.1	10.1	18.9	10.6	13.7	(8.3)
Income (loss) before cumulative effect of accounting change	(0.1)	0.4	4.8	2.2	3.5	—	1.4	(21.6)
Net income (loss)	(0.1)	(17.7)	4.8	2.2	3.5	—	1.4	(21.6)

11.    Related Party Transactions

Schnader Harrison Segal & Lewis LLP provided counsel to the Company during 2004 and 2003. A Director of the Company who is also a shareholder, is also counsel to Schnader Harrison Segal & Lewis LLP. During 2004 and 2003, the Company paid a total of $0.2 million and $0.3 million, respectively, in legal fees to this firm. Additionally, in 2003 and 2002 the Company redeemed from the Director 25,116 shares at $29.00 per share and 23,913 shares at $28.00 per share, respectively.

Consulting Agreements

The Company entered into a consulting agreement with a Director in 1999 in which the Company pays a fee of $12,500 per month to the Director for consulting services. The agreement also includes a provision, which

KI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allowed the Director to purchase 20,000 shares of common stock for $17.00 per share, which purchase was made in October 1999 when the fair value per share was $17.25. Additionally, the agreement provides for a $0.6 million interest free loan from the Company for the purchase of 35,294 shares of restricted common stock at a price of $17.00 per share. The Director purchased these shares in October 1999 by signing a promissory note to the Company for $0.6 million. The note, which is 70% collateralized by the value of the related shares and 30% by the Director’s personal assets, is due in 2009, or immediately in the event the Director is no longer Non-Executive Chairman of the Board of Directors. The shares were initially restricted, with a vesting period of five years; at December 31, 2003 all of the shares were vested. Mr. Cizik has the right to require the Company to redeem the 35,294 shares at any time at the lower of cost or current fair market value; however, the disposition or transfer of the shares requires the related loan to be repaid immediately.

Advisory Services Agreement with Saratoga Partners III, L.P.    The Company has an advisory and consulting agreement with Saratoga pursuant to which the Company pays a management fee of $150,000 per quarter to Saratoga in lieu of Director’s fees to the Saratoga Director. In addition, Saratoga may provide the Company with financial advisory services in connection with significant business transactions, including, but not limited to: (i) identification, negotiation and analysis of acquisitions and dispositions by the Company or its subsidiaries; (ii) negotiations and analysis of financing alternatives, including in connection with acquisitions, capital expenditures and refinancing of indebtedness; (iii) finance functions, including assistance in financial projections; (iv) human resource functions, including searching and hiring of executives; and (v) such other services as the Board of Directors and Saratoga shall agree. For such services, the Company will pay Saratoga compensation comparable to compensation paid for such services by similarly situated companies. During 2004 and 2003 the Company paid Saratoga $0.5 million and $1.6 million, respectively, related to advisory services for refinancing activities.

KI HOLDINGS INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2004, 2003 and 2002

(In millions)

	Balance at Beginning of Year	Increase (Decrease) to Expense	Net (Write-Offs) Recoveries	Foreign Exchange	Balance at Close of Year
2004
Allowance for doubtful accounts	$1.4	$(0.6)	$0.1	$—	$0.9

Inventory obsolescence reserves	$0.9	$1.0	$0.4	$0.1	$1.6

2003
Allowance for doubtful accounts	$0.9	$2.1	$1.7	$0.1	$1.4

Inventory obsolescence reserves	$0.6	$0.6	$0.4	$0.1	$0.9

2002
Allowance for doubtful accounts	$1.0	$0.1	$0.2	$—	$0.9

Inventory obsolescence reserves	$0.6	$—	$—	$—	$0.6

$203,000,000

Principal Amount at Maturity

KI Holdings Inc.

Exchange Offer for All Outstanding

9 7/8% Senior Discount Notes Due 2014

Until July 25, 2005 (90 days from the date of this Prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.